As filed with the Securities
and Exchange Commission on                                 File Nos. 333-96785
October 11, 2002                                                      811-08306
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [ ]
   Pre-Effective Amendment No. 1                                             [X]
   Post-Effective Amendment No.                                              [ ]

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
   Amendment No. 19                                                          [X]

                        (Check appropriate box or boxes.)

     FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
     ----------------------------------------------------
     (Exact Name of Registrant)

     FIRST METLIFE INVESTORS INSURANCE COMPANY
     -----------------------------------------
     (Name of Depositor)

     One Madison Avenue, New York, NY                                   10010
     ----------------------------------------------------             ----------
     (Address of Depositor's Principal Executive Offices)             (Zip Code)

Depositor's Telephone Number, including Area Code (212) 578-7360

     Name and Address of Agent for Service
          Michael K. Farrell
          First MetLife Investors Insurance Company
          22 Corporate Plaza Drive
          Newport Beach, CA  92660

     Copies to:
          W. Thomas Conner                  and   Richard C. Pearson
          Sutherland Asbill & Brennan LLP         Executive Vice President,
          1275 Pennsylvania Avenue, NW            General Counsel and Secretary
          Washington, DC 20004-2415               First MetLife Investors
          (202) 383-0590                            Insurance Company
                                                  22 Corporate Plaza Drive
                                                  Newport Beach, CA  92660

Appropriate Date of Proposed Offering: As soon as practicable after effectiveness of the Registration Statement.

Title of Securities Registered: Individual Variable Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until such Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), shall determine.

                                EXPLANATORY NOTE

================================================================================
Different versions of the Prospectus may be created from this Registration Statement. The primary difference between the versions of the Prospectuses created from this Registration Statement is the underlying funds available. The distribution system for each version of the Prospectus is different. The Prospectuses will be filed with the Commission pursuant to Rule 497 under the Securities Act of 1933. The Registrant undertakes to update this Explanatory Note, as needed, each time a Post-Effective Amendment is filed.
================================================================================

                                     PART A

                          The Variable Annuity Contract

                                    issued by

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                                       AND
              FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

This prospectus describes the flexible premium deferred variable annuity contract offered by First MetLife Investors Insurance Company (First MetLife Investors or we or us).

The annuity contract has 19 investment choices -- a fixed account which offers an interest rate which is guaranteed by us, and 18 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios.

MET INVESTORS SERIES TRUST (CLASS B):
     Met/AIM Mid Cap Core Equity Portfolio
     Met/AIM Small Cap Growth Portfolio
     Janus Aggressive Growth Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     MFS Research International Portfolio
     MFS Mid Cap Growth Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Innovation Portfolio
     PIMCO Total Return Portfolio
     PIMCO Money Market Portfolio
     Met/Putnam Research Portfolio
     State Street Research Concentrated International Portfolio
     Third Avenue Small Cap Value Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS B):
     MetLife Stock Index Portfolio

NEW ENGLAND ZENITH FUND:
     Davis Venture Value Series (Class E)
     Harris Oakmark Focused Value Series (Class B)
     Jennison Growth Series (Class B)

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the First MetLife Investors Variable Annuity Contract.

To learn more about the First MetLife Investors Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated __________ __, 2002. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at (800) 343-8496 or write to us at: P.O. Box 10366, Des Moines, Iowa 50306-0366.

The Contracts:

     o    are not bank deposits

     o    are not federally insured

     o    are not endorsed by any bank or government agency

     o    are not guaranteed and may be subject to loss of principal

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ________ __, 2002

                                TABLE OF CONTENTS

                                                                            PAGE

INDEX OF SPECIAL TERMS                                                       iii

HIGHLIGHTS                                                                     1

FEE TABLE                                                                      2

EXAMPLES                                                                       4

1. THE ANNUITY CONTRACT                                                        5
     Market Timing                                                             6

2. PURCHASE                                                                    6
     Purchase Payments                                                         6
     Allocation of Purchase Payments                                           7
     Free Look                                                                 7
     Accumulation Units                                                        7
     Account Value                                                             8
     Contract Exchanges                                                        8

3. INVESTMENT OPTIONS                                                          8
     Transfers                                                                10
     Dollar Cost Averaging Programs                                           12
     Three Month Market Entry Program                                         13
     Automatic Rebalancing Program                                            13
     Asset Allocation Programs                                                14
     Voting Rights                                                            15
     Substitution of Investment Options                                       15

4. EXPENSES                                                                   15
     Product Charges                                                          15
     Account Fee                                                              16
     Withdrawal Charge                                                        16
     Reduction or Elimination of the Withdrawal Charge                        17
     Premium and Other Taxes                                                  17
     Transfer Fee                                                             18
     Income Taxes                                                             18
     Investment Portfolio Expenses                                            18

5. ANNUITY PAYMENTS (THE INCOME PHASE)                                        18
     Annuity Date                                                             18
     Annuity Payments                                                         18
     Annuity Options                                                          19

6. FEDERAL INCOME TAX STATUS                                                  21
     Introduction                                                             21
     Retirement Plans Offering Federal Tax Benefits                           21

     Taxation of the Company                                                  22
     Tax Status of the Contract                                               22
     Taxation of Annuities                                                    23
     Qualified Contracts                                                      25
          (i)  Plan Contribution Limits                                       26
                  TSA Plans                                                   26
                  IRAs, SEPs, SARSEPs and SIMPLE IRAs                         27

                  Roth IRAs                                                   27
                  Qualified Plans                                             27
          (ii) Distributions from the Contract                                27
                  Mandatory Withholding on Certain Distributions              27
                  Qualified Plans, TSA Plans, IRAs, SEPs, SARSEPs, SIMPLE
                     IRAs, and Roth IRAs                                      27
     Withholding                                                              29
     Possible Changes in Taxation                                             29
     Other Tax Consequences                                                   29
     General                                                                  29

7. ACCESS TO YOUR MONEY                                                       29
     Systematic Withdrawal Program                                            30
     Suspension of Payments or Transfers                                      31

8. PERFORMANCE                                                                31

9. DEATH BENEFIT                                                              32
     Upon Your Death                                                          32
     Death Benefit - Annual Step-Up                                           32
     General Death Benefit Provisions                                         33
     Death of the Annuitant                                                   33
     Controlled Payout                                                        34

10. OTHER INFORMATION                                                         34
     First MetLife Investors                                                  34
     The Separate Account                                                     34
     Distributor                                                              34
     Requests and Elections                                                   35
     Ownership                                                                36
     Financial Statements                                                     36

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION                  36

APPENDIX A                                                                    37
Participating Investment Portfolios                                           37

APPENDIX B                                                                    40
EDCA Examples with Multiple Purchase Payments                                 40

                             INDEX OF SPECIAL TERMS

Because of the complex nature of the contract, we have used certain words or terms in this prospectus, which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.

                                                                            PAGE
                                                                            ----

Account Value
Accumulation Phase
Accumulation Unit
Annuitant
Annuity Date
Annuity Options
Annuity Payments
Annuity Unit
Beneficiary
Business Day
Fixed Account
Income Phase
Investment Portfolios
Joint Owner
Owner
Purchase Payment
Separate Account

HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company. The contract provides a means for investing on a tax-deferred basis in our fixed account and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose fixed and variable income options.

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to 7%. The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same.

You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolios you select for the income phase. If you choose fixed payments, the amount of each payment is the same for the income phase.

The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan.

FREE LOOK. You may cancel the contract within 10 days after receiving it. You will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the investment portfolios. You bear the risk of any decline in account value. We do not refund any charges or deductions assessed during the free look period.

TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.

INQUIRIES. If you need more information, please contact us at:

                     MetLife Investors Distribution Company
                                 P.O. Box 10366
                           Des Moines, Iowa 50306-0366
                                 (800) 343-8496

ELECTRONIC DELIVERY. As an owner you may receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the investment portfolios and other contract related documents. Contact us at www.metlifeinvestors.com for more information and to enroll.

FEE TABLE

The purpose of the Fee Table below is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the Separate Account as well as of the investment portfolios. The annual expenses of the portfolios and the examples are based on data provided by the respective underlying fund companies. We have not independently verified such data.

OWNER TRANSACTION EXPENSES

Withdrawal Charge: (see Note 1 on page __)
   (as a percentage of purchase payments)

Number of Complete Years
from Receipt of Purchase Payment    % Charge
--------------------------------    --------

0                                       7
1                                       6
2                                       5
3 and thereafter                        0

Transfer Fee
     No charge for first 12 transfers in a contract year; thereafter, the fee is $25 per transfer. (First MetLife Investors is currently waiving the transfer fee but reserves the right to charge it in the future.)

ACCOUNT FEE (see Note 1 on page ___)
     $30 on the last day of each contract year if account value is less than $50,000.

SEPARATE ACCOUNT ANNUAL EXPENSES
(referred to as Separate Account Product Charges)
(as a percentage of average account value in separate account)

Mortality and Expense Charge                        1.45%
Administration Charge                                .25%
                                                    ----

Total Separate Account Annual Expenses              1.70%

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

                                                                                                Total Annual
                                                                                             Portfolio Expenses
                                                Management Fees             Other Expenses    (after expense
                                                   (after fee      12b-1    (after expense     reimbursement
                                                  waivers for      Fees/     reimbursement   and/or fee waivers
                                                    certain       Service     for certain       for certain
                                                  Portfolios)      Fees       Portfolios)        Portfolios)
                                                ---------------   -------   --------------   ------------------
MET INVESTORS SERIES TRUST (CLASS B)(1)
   Met/AIM Mid Cap Core Equity Portfolio              .00%          .25%          .90%              1.15%
   Met/AIM Small Cap Growth Portfolio                 .00%          .25%         1.05%              1.30%
   Janus Aggressive Growth Portfolio                  .00%          .25%          .85%              1.10%
   Lord Abbett Bond Debenture Portfolio               .57%          .25%          .13%               .95%
   Lord Abbett Growth and Income Portfolio            .59%          .25%          .05%               .89%
   MFS Research International Portfolio               .00%          .25%         1.00%              1.25%
   MFS Mid Cap Growth Portfolio                       .00%          .25%          .80%              1.05%
   Oppenheimer Capital Appreciation Portfolio         .00%          .25%          .75%              1.00%
   PIMCO Innovation Portfolio                         .00%          .25%         1.10%              1.35%
   PIMCO Total Return Portfolio                       .00%          .25%          .65%               .90%
   PIMCO Money Market Portfolio                       .00%          .25%          .50%               .75%
   Met/Putnam Research Portfolio                      .00%          .25%          .85%              1.10%
   State Street Research Concentrated
   International Portfolio                            .00%          .25%         1.10%              1.35%
   Third Avenue Small Cap Value Portfolio             .00%          .25%          .95%              1.20%

METROPOLITAN SERIES FUND, INC. (CLASS B)
   MetLife Stock Index Portfolio                      .25%          .25%          .06%               .56%

NEW ENGLAND ZENITH FUND
   Davis Venture Value Series (Class E)               .75%          .15%          .08%               .98%
   Harris Oakmark Focused Value Series
   (Class B)                                          .75%          .25%          .12%              1.12%
   Jennison Growth Series (Class B)                   .67%          .25%          .09%              1.01%

     (1) Met Investors Advisory Corp. (now Met Investors Advisory, LLC) ("investment manager") and Met Investors Series Trust have entered into an Expense Limitation Agreement whereby, for a period of at least through April 30, 2003, the total of management fees and other expenses (excluding any 12b-1 fees) of certain Portfolios will not exceed, in any year in which the Agreement is in effect, the following percentages: .90% for the Met/AIM Mid Cap Core Equity Portfolio; 1.05% for the Met/AIM Small Cap Growth Portfolio; .85% for the Janus Aggressive Growth Portfolio; .70% for the Lord Abbett Bond Debenture Portfolio; .65% for the Lord Abbett Growth and Income Portfolio; 1.00% for the MFS Research International Portfolio; .80% for the MFS Mid Cap Growth Portfolio; .75% for the Oppenheimer Capital Appreciation Portfolio; 1.10% for the PIMCO Innovation Porfolio; .65% for the PIMCO Total Return Portfolio; .50% for the PIMCO Money Market Portfolio; .85% for the Met/Putnam Research Portfolio; 1.10% for the State Street Research Concentrated International Portfolio; and .95% for the Third Avenue Small Cap Value Portfolio.

     Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may, with the approval of the Trust's Board of Trustees, be repaid to the investment manager. Absent these expense reimbursement arrangements (and including 12b-1 fees), the total annualized percentage portfolio expenses for the year ending December 31, 2001, were: 7.18% for the Met/AIM Mid Cap Core Equity Portfolio; 5.22% for the Met/AIM Small Cap Growth Portfolio; 4.03% for the Janus Aggressive Growth Portfolio; .98% for the Lord Abbett

Bond Debenture Portfolio; 5.33% for the MFS Research International Portfolio; 2.60% for the MFS Mid Cap Growth Portfolio; 3.21% for the Oppenheimer Capital Appreciation Portfolio; 4.21% for the PIMCO Innovation Portfolio; 1.40% for the PIMCO Total Return Portfolio; 2.42% for the PIMCO Money Market Portfolio; 1.94% for the Met/Putnam Research Portfolio; 5.69% for the State Street Research Concentrated International Portfolio; and 1.95% for the Third Avenue Small Cap Value Portfolio. Third Avenue Small Cap Value Portfolio has not commenced operations and portfolio expenses are estimated for the year ended December 31, 2002.

EXPLANATION OF FEE TABLE

1. If you make a partial or full withdrawal from your contract during the accumulation phase, and the amount you withdraw is determined to include the withdrawal of prior purchase payments, a withdrawal charge is assessed as a percentage of those purchase payment(s). Amounts will be withdrawn from your contract in the following order: (1) earnings in your contract; then (2) the "free withdrawal amount;" then (3) purchase payments not previously withdrawn, in the order such purchase payments were made. There is no free withdrawal amount during the first contract year. Each contract year after the first, the free withdrawal amount is 10% of your total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year. Any unused free withdrawal amount in one contract year does not carry over to the next contract year. During the accumulation phase, we will not charge the account fee if the value of your contract is $50,000 or more on the last day of the contract year, although, if you make a complete withdrawal, we will charge the account fee.

2. Premium or other taxes are not reflected. Any taxes paid by us to any government entity relating to the contract will be deducted on or after the date it is incurred.

EXAMPLES

o The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

o    For purposes of the examples, the assumed average contract size is $30,000.

o The examples assume that applicable fee waivers and/or reimbursements for the portfolios will continue for the periods shown.

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets: (a) if you surrender the contract at the end of each time period; (b) if you do not surrender the contract or if you apply the account value to an annuity option.

                                                                        TIME             TIME             TIME              TIME
                                                                       1 YEAR           3 YEAR           5 YEAR           10 YEAR
MET INVESTORS SERIES TRUST (CLASS B)
   Met/AIM Mid Cap Core Equity Portfolio                           (a)     99.79    (a)    136.07    (a)    154.68    (a)    324.60
                                                                   (b)     29.79    (b)     91.07    (b)    154.68    (b)    324.60

   Met/AIM Small Cap Growth Portfolio                              (a)    101.28    (a)    140.49    (a)    161.96    (a)    338.60
                                                                   (b)     31.28    (b)     95.49    (b)    161.96    (b)    338.60

   Janus Aggressive Growth Portfolio                               (a)     99.29    (a)    134.59    (a)    152.24    (a)    319.88
                                                                   (b)     29.29    (b)     89.59    (b)    152.24    (b)    319.88

   Lord Abbett Bond Debenture Portfolio                            (a)     97.80    (a)    130.14    (a)    144.89    (a)    305.57
                                                                   (b)     27.80    (b)     85.14    (b)    144.89    (b)    305.57

   Lord Abbett Growth and Income Portfolio                         (a)     97.20    (a)    128.35    (a)    141.93    (a)    299.78
                                                                   (b)     27.20    (b)     83.35    (b)    141.93    (b)    299.78

   MFS Research International Portfolio                            (a)    100.79    (a)    139.02    (a)    159.54    (a)    333.96
                                                                   (b)     30.79    (b)     94.02    (b)    159.54    (b)    333.96

   MFS Mid Cap Growth Portfolio                                    (a)     98.79    (a)    133.11    (a)    149.80    (a)    315.14
                                                                   (b)     28.79    (b)     88.11    (b)    149.80    (b)    315.14

   Oppenheimer Capital Appreciation Portfolio                      (a)     98.30    (a)    131.62    (a)    147.35    (a)    310.37
                                                                   (b)     28.30    (b)     86.62    (b)    147.35    (b)    310.37

   PIMCO Innovation Portfolio                                      (a)    101.78    (a)    141.96    (a)    164.37    (a)    343.21
                                                                   (b)     31.78    (b)     96.96    (b)    164.37    (b)    343.21


                                                                 4



   PIMCO Total Return Portfolio                                    (a)     97.30    (a)    128.65    (a)    142.42    (a)    300.75
                                                                   (b)     27.30    (b)     83.65    (b)    142.42    (b)    300.75

   PIMCO Money Market Portfolio                                    (a)     95.80    (a)    124.17    (a)    134.99    (a)    286.12
                                                                   (b)     25.80    (b)     79.17    (b)    134.99    (b)    286.12

   Met/Putnam Research Portfolio                                   (a)     99.29    (a)    134.59    (a)    152.24    (a)    319.88
                                                                   (b)     29.29    (b)     89.59    (b)    152.24    (b)    319.88

   State Street Research Concentrated International Portfolio      (a)    101.78    (a)    141.96    (a)    164.37    (a)    343.21
                                                                   (b)     31.78    (b)     96.96    (b)    164.37    (b)    343.21

   Third Avenue Small Cap Value Portfolio                          (a)    100.29    (a)    137.54    (a)    157.11    (a)    329.29
                                                                   (b)     30.29    (b)     92.54    (b)    157.11    (b)    329.29

METROPOLITAN SERIES FUND, INC. (CLASS B)

   Metlife Stock Index Portfolio                                   (a)     93.90    (a)    118.46    (a)    125.49    (a)    267.24
                                                                   (b)     23.90    (b)     73.46    (b)    125.49    (b)    267.24

NEW ENGLAND ZENITH FUND

   Davis Venture Value Series (Class E)                            (a)     98.10    (a)    131.03    (a)    146.36    (a)    308.45
                                                                   (b)     28.10    (b)     86.03    (b)    146.36    (b)    308.45

   Harris Oakmark Focused Value Series (Class B)                   (a)     99.49    (a)    135.18    (a)    153.22    (a)    321.77
                                                                   (b)     29.49    (b)     90.18    (b)    153.22    (b)    321.77

   Jennison Growth Series (Class B)                                (a)     98.40    (a)    131.92    (a)    147.84    (a)    311.32
                                                                   (b)     28.40    (b)     86.92    (b)    147.84    (b)    311.32

1. THE ANNUITY CONTRACT

This prospectus describes the Variable Annuity Contract offered by us.

The variable annuity contract is a contract between you as the owner, and us, the insurance company, where we promise to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolios you select for the income phase.

The contract also contains a FIXED ACCOUNT. The fixed account is not offered by this prospectus. The fixed account offers an interest rate that is guaranteed by us. If you select the fixed account, your money will be placed with our other general account assets. If you select the fixed account, your money will be placed with our other general account assets. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase, provided that the payment may increase in the event you make a transfer from the Separate Account to the fixed account. Please see the terms of your actual contract for more detailed information.

As owner of the contract, you exercise all interest and rights under the contract. You can change the owner at any time by notifying us in writing. The contract may be owned generally by joint owners (limited to two natural persons). We have described more information on this under "Other Information."

MARKET TIMING

The contracts and the underlying investment portfolios are not designed for professional "market timing" organizations or other organizations or individuals engaging in a market timing strategy, making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolios. These kinds of strategies and transfer activities are disruptive to the underlying investment portfolios in which the Separate Account invests. If we determine that the exercise of the transfer right by you among the investment portfolios is or would be disruptive to the underlying portfolios or may disadvantage other owners, we may, in accordance with the terms of the contracts, impose restrictions on the allocation of purchase payments or transfers of account value. (See "Purchase - Allocation of Purchase Payments" and "Investment Options - Transfers.")

2. PURCHASE

PURCHASE PAYMENTS

A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. We reserve the right to reject any purchase payment. Subject to the minimum and maximum payment requirements (see below), you may make additional purchase payments.

o The minimum initial purchase payment we will accept is $10,000 when the contract is purchased as a non-qualified contract.

o If you want to make an initial purchase payment of $1 million or more, or an additional purchase payment that would cause your total purchase payments to exceed $1 million, you will need our prior approval.

o You can make additional purchase payments of $500 or more unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional purchase payment is $100 per month.

We may terminate your contract by paying you the account value in one sum, if before the annuity date, you do not make purchase payments for two consecutive contract years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000, and the account value on or after the end of such two year period is less than $2,000.

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

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or any of the investment portfolios you have selected. Each allocation must be at least $500 and must be in whole numbers.

We have reserved the right to restrict payments to the fixed account if any of the following conditions exist:

o the credited interest rate on the fixed account is equal to the guaranteed minimum rate; or

o your account value in the fixed account equals or exceeds our published maximum for fixed account allocation (currently, there is no limit); or

o    a transfer was made out of the fixed account within the previous 180 days.

If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. You may change your allocation instructions at any time by notifying us in writing or by calling us. If there are joint owners, unless we are instructed to the contrary, we will accept allocation instructions from either joint owner.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A business day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day.

FREE LOOK

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your payment depending upon the performance of the portfolios you allocated your purchase payments to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. We do not refund any charges or deductions assessed during the free look period.

ACCUMULATION UNITS

The portion of your account value allocated to the Separate Account will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of this portion of your account value, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an ANNUITY UNIT.

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

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

     (1) dividing the net asset value per share of the investment portfolio at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment portfolio as of that day, by the net asset value per share of the investment portfolio for the previous business day, and

     (2) multiplying it by one minus the Separate Account product charges for each day since the last business day and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

EXAMPLE:

On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the Lord Abbett Growth and Income Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Lord Abbett Growth and Income Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Lord Abbett Growth and Income Portfolio.

ACCOUNT VALUE

ACCOUNT VALUE is equal to the sum of your interests in the investment portfolios and the fixed account. Your interest in each investment portfolio is determined by multiplying the number of accumulation units for that portfolio by the value of the accumulation unit.

CONTRACT EXCHANGES

Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. You should not exchange another annuity for this one unless you determine, after knowing all the facts, that the exchange is in your best interest.

3. INVESTMENT OPTIONS

The contract offers 18 INVESTMENT PORTFOLIOS which are listed below. Additional investment portfolios may be available in the future.

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YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. COPIES OF THESE
PROSPECTUSES WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR CONTRACT. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: FIRST METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. CERTAIN INVESTMENT PORTFOLIOS DESCRIBED IN THE PORTFOLIO PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR CONTRACT. (SEE APPENDIX A WHICH CONTAINS A SUMMARY OF INVESTMENT OBJECTIVES AND STRATEGIES FOR EACH INVESTMENT PORTFOLIO.)

The investment objectives and policies of certain of the investment portfolios are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers.

An investment portfolio's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings
(IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an investment portfolio with a small asset base. An investment portfolio may not experience similar performance as its assets grow.

Shares of the investment portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain investment portfolios may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

An investment adviser of an investment portfolio or affiliates of the adviser may compensate First MetLife Investors and/or certain of its affiliates for administrative, distribution, or other services relating to the investment portfolios. We (or our affiliates) may also be compensated with 12b-1 fees from investment portfolios. This compensation is based on assets of the investment portfolio attributable to the contracts and certain other variable insurance products that we and our affiliates issue. Some investment portfolios or their advisers (or other affiliates) may pay us more than others and the amounts paid may be significant.

MET INVESTORS SERIES TRUST (CLASS B)

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of First MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following Class B portfolios are available under the contract:

     o    Met/AIM Mid Cap Core Equity Portfolio

     o    Met/AIM Small Cap Growth Portfolio

     o    Janus Aggressive Growth Portfolio

     o    Lord Abbett Bond Debenture Portfolio

     o    Lord Abbett Growth and Income Portfolio

     o    MFS Research International Portfolio

     o    MFS Mid Cap Growth Portfolio

     o    Oppenheimer Capital Appreciation Portfolio

     o    PIMCO Innovation Portfolio

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     o    PIMCO Total Return Portfolio

     o    PIMCO Money Market Portfolio

     o    Met/Putnam Research Portfolio

     o    State Street Research Concentrated International Portfolio

     o    Third Avenue Small Cap Value Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS B)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of First MetLife Investors, is the investment adviser to the portfolios. Metropolitan Life Insurance Company is the sub-investment manager for the MetLife Stock Index Portfolio. The following Class B portfolio is available under the contract:

     o    MetLife Stock Index Portfolio

NEW ENGLAND ZENITH FUND

New England Zenith Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of First MetLife Investors, is the investment adviser. MetLife Advisers has hired subadvisers to make the day-to-day investment decisions. The following portfolios are available under the contract:

          o    Davis Venture Value Series (Class E)

          o    Harris Oakmark Focused Value Series (Class B)

          o    Jennison Growth Series (Class B)

TRANSFERS

You can transfer a portion of your account value among the fixed account and the investment portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers during the accumulation phase but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract owners. (See "The Annuity Contract - Market Timing.") We are not currently charging a transfer fee but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

You can make a transfer to or from the fixed account and to or from any investment portfolio, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. The following apply to any transfer:

     o Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

     o Your request for transfer must clearly state how much the transfer is for.

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     o    The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less (this does not apply to pre-scheduled transfer programs).

     o The minimum amount that may be transferred from the fixed account is $500, or your entire interest in the fixed account. Transfers out of the fixed account during the accumulation phase are limited to the greater of: (a) 25% of the fixed account value at the beginning of the contract year, or (b) the amount transferred out of the fixed account in the prior contract year.

     o During the accumulation phase, your right to make transfers is subject to limitations or modification by us if we determine, in our sole opinion, that the exercise of the right by one or more owners with interests in the investment portfolio is, or would be to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right that is considered by us to be to the disadvantage of other owners. We will notify you in advance of any restrictions on transfers by written notice. A limitation or modification could be applied to transfers to, or from, one or more of the investment portfolios and could include, but is not limited to:

          o    The requirement of a minimum time period between each transfer;

          o Not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner;

          o Limiting the dollar amount that may be transferred between the investment portfolios by an owner at any one time;

          o Requiring that a written transfer request be provided to us, signed by an owner.

     o During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.

     o For transfers during the accumulation phase, we have reserved the right to restrict transfers to the fixed account if any of the following conditions exist:

          o The credited interest rate is equal to the guaranteed minimum rate;

          o Your account value in the fixed account equals or exceeds our published maximum for fixed account contract values (currently, there is no limit); or

          o A transfer was made out of the fixed account within the previous 180 days.

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     o    During the income phase, you cannot make transfers from the fixed account to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to the fixed account and among the investment portfolios.

TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone or other means acceptable to us. To elect this option, you must first provide us with a notice in a form that we may require. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. (See "Other Information -- Requests and Elections.") All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of a day when we receive a notice containing all the required information necessary to process the request.

PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost Averaging, Three Month Market Entry, Automatic Rebalancing and Asset Allocation Programs.

DOLLAR COST AVERAGING PROGRAMS

We offer two dollar cost averaging programs described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one dollar cost averaging program at a time. The dollar cost averaging programs are available only during the accumulation phase.

We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus.

The two dollar cost averaging programs are:

1.   STANDARD DOLLAR COST AVERAGING (DCA)

     This program is for new purchase payments only and allows you to systematically transfer a set amount each month from the fixed account or from the money market investment portfolio to any of the other investment portfolio(s). These transfers are made on a date you select or, if you do not select a date, on the date that purchase payments are allocated to the dollar cost averaging program. You can terminate the program at any time, at which point transfers under the program will stop.

2.   ENHANCED DOLLAR COST AVERAGING PROGRAM (EDCA)

     The Enhanced Dollar Cost Averaging (EDCA) Program allows you to systematically transfer amounts from the EDCA account in the general account to any investment portfolio(s). The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.

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     You can make subsequent purchase payments while you have an active EDCA account in effect. Subsequent purchase payments may be allocated by you to your existing EDCA account. When this happens we create "buckets" within your EDCA account.

     o The EDCA transfer amount will be increased by the subsequent purchase payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.

     o Each allocation (bucket) resulting from a subsequent purchase payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.

     o Allocations (buckets) resulting from each purchase payment, along with the interest credited, will be transferred on a first-in-first out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.

(See Appendix B for further examples of EDCA with multiple purchase payments.)

The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any investment portfolio.

The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payments allocated on the 29th, 30th, or 31st day of a month. If such a day is not a business day, the transfer will take place on the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

If you decide you no longer want to participate in the program, all money remaining in your EDCA account will be transferred to the Money Market Portfolio, unless you specify otherwise.

THREE MONTH MARKET ENTRY PROGRAM

Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the anniversary of the date we issued your contract. If a Dollar Cost Averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current EDCA or DCA allocations. If you are not participating in a Dollar Cost Averaging program, we will make allocations based upon your current purchase payment allocations, unless you tell us otherwise.

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The Automatic Rebalancing Program is available only during the accumulation phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

EXAMPLE:

     Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the Janus Aggressive Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the Janus Aggressive Growth Portfolio to increase those holdings to 60%.

ASSET ALLOCATION PROGRAMS

We currently make available an asset allocation program called the Asset Allocation Solution. Asset allocation is the process of investing in different asset classes - such as equity funds, fixed income funds and money market funds
- depending on your personal investing goals, tolerance for risk and investment time horizon. By spreading your money among a variety of asset classes, you may be able to reduce the risk of volatility of investing, although there is no guarantee, and asset allocation does not insure a profit or protect against loss in a declining market. The Asset Allocation Solution program is fully described in a brochure, and this brochure and the terms of the program should be reviewed with your account representative or other financial adviser.

If you elect to participate in the program, you must select one of five asset allocation strategies, each of which represents a diversified allocation of your account value allocated to the Separate Account among investment portfolios with a different level of risk. The strategies are: defensive allocation; moderate allocation; balanced allocation; growth allocation and aggressive allocation. Upon selection of a strategy, we will allocate all purchase payments in accordance with the percentage allocations provided for in such strategy. Each strategy will be updated periodically (at least annually) in light of changing circumstances and risks of the portfolios. By electing to participate in the program, you authorize us to automatically reallocate your account value allocated to the Separate Account to reflect the updated strategy.

Your participation in the Program is subject to the program's terms and conditions, and you may terminate your participation or change strategies at any time upon notice to us. We reserve the right to modify or terminate the program.

RECOGNIZED PROGRAMS. We also recognize the value to certain owners of having available, on a continuous basis, advice for the allocation of your money among the investment portfolios available under the contract. Certain providers of these types of services have agreed to provide such services to owners in accordance with our administrative rules regarding such programs. We have made no independent investigation of these programs. We have only established that these programs are compatible with our administrative system and rules. Recognized asset allocation programs are only available during the accumulation phase. Currently, we do not charge for participating in a recognized asset allocation program.

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If you participate in a recognized asset allocation program, the transfers made under the program are not taken into account in determining any maximum number of transfers or transfer fees, excluding limits on market timing (See "The Annuity Contract - Market Timing").

VOTING RIGHTS

We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION OF INVESTMENT PORTFOLIOS

If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate, or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of the future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.

4. EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

PRODUCT CHARGES

SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge and the administration charge). We do this as part of our calculation of the value of the accumulation units and the annuity units.

MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge which is equal, on an annual basis, to 1.45% of the average daily net asset value of each investment portfolio. This amount compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the contract. These guarantees include making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses.

ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to .25% of the average daily net asset value of each investment portfolio. This charge, together with the account fee (see below), is for the

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expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.

ACCOUNT FEE

During the accumulation phase, every contract year on your contract anniversary (the date when your contract was issued), we will deduct $30 from your contract as an account fee if your account value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value regardless of the amount of your account value. During the accumulation phase, the account fee is deducted prorata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.

A prorata portion of the charge will be deducted from the account value on the annuity date if this date is other than a contract anniversary. If your account value on the annuity date is at least $50,000, then we will not deduct the account fee. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract.

WITHDRAWAL CHARGE

During the accumulation phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior purchase payments, a withdrawal charge is assessed against the purchase payment withdrawn. To determine if your withdrawal includes prior purchase payments, amounts are withdrawn from your contract in the following order:

     1. Earnings in your contract (earnings are equal to account value, less purchase payments not previously withdrawn); then

     2.   The free withdrawal amount described below; then

     3. Purchase payments not previously withdrawn, in the order such purchase payments were made; the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn.

FREE WITHDRAWAL AMOUNT. The free withdrawal amount each contract year after the first (there is no free withdrawal amount in the first contract year) is equal to 10% of your total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year. Any unused free withdrawal amount in one contract year does not carry over to the next contract year.

The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:

Number of Complete Years           Withdrawal Charge
from Receipt of Purchase Payment   (% of Purchase Payment)
--------------------------------   -----------------------

0                                             7
1                                             6
2                                             5
3 and thereafter                              0

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For a partial withdrawal, the withdrawal charge is deducted from the remaining account value, if sufficient. If the remaining account value is not sufficient, the withdrawal chare is deducted from the amount withdrawn.

If the account value is smaller than the total of all purchase payments, the withdrawal charge only applies up to the account value.

We do not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits. In addition, we will not assess the withdrawal charge on required minimum distributions from qualified contracts but only as to amounts required to be distributed from this contract.

NOTE: For tax purposes, earnings are considered to come out first.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with us. We may not deduct a withdrawal charge under a contract issued to an officer, director, employee, or a family member of an officer, director, or employee of ours or any of our affiliates and we may not deduct a withdrawal charge under a contract issued to an officer, director or employee or family member of an officer, director or employee of a broker-dealer which is participating in the offering of the contract.

NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you, or your joint owner, becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6 month break in confinement an the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues to contract). The confinement must be prescribed by a physician and be medically necessary. This waiver terminates on the anniversary date. We will not accept additional payments once this waiver is used.

TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you, or your joint owner, are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date. We will not accept additional purchase payments once this waiver is used.

Additional conditions and requirements apply to the Nursing Home/Hospital Confinement and Terminal Illness riders. They are specified in the rider(s) that are part of your contract.

PREMIUM AND OTHER TAXES

We reserve the right to deduct from purchase payments, account balances, withdrawals, or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. New York does not currently assess premium taxes on purchase payments you

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

make. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until annuity payments begin.

TRANSFER FEE

We currently allow unlimited transfers without charge during the accumulation phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for transfers greater than 12 in any year. We are currently waiving the transfer fee but reserve the right to charge it in the future. The transfer fee is deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.

INCOME TAXES

We will deduct from the contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the fee table in this prospectus and the investment portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract but are represented in the share values of the investment options.

5. ANNUITY PAYMENTS (THE INCOME PHASE)

ANNUITY DATE

Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).

We ask you to choose your annuity date when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. Unless you choose an annuity date, it will be the later of the first day of the calendar month after the annuitant's 90th birthday or ten (10) years from the date your contract was issued.

ANNUITY PAYMENTS

You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from the:

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

o    fixed account,

o    the available investment portfolio(s), or

o    a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things:

     (1) the value of your contract in the investment portfolio(s) on the annuity date,

     (2) the assumed investment rate (AIR) (you select) used in the annuity table for the contract, and

     (3)  the performance of the investment portfolios you selected.

At the time you purchase the contract, you select the assumed investment rate
(AIR), which must be acceptable to us. You can change the AIR with 30 days notice to us prior to the annuity date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your annuity payments will decrease.

When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial annuity payment, but subsequent annuity payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the investment portfolios. On the other hand, a higher AIR will result in a higher initial payment than a lower assumed interest rate, but later payments will rise more slowly or fall more rapidly.

In the event of a transfer during the income phase from an investment portfolio to the fixed account, this may result in a reduction in the amount of variable annuity payments.

If you choose to have any portion of your annuity payments come from the fixed account, the dollar amount of each payment will be the same.

Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an annuity option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.

ANNUITY OPTIONS

You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. If you do not choose an annuity option at the time you purchase the contract, Option 2 which provides a life annuity with 10 years of guaranteed annuity payments will automatically be applied.

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

You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after the annuitant's death. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.

OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. If you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our annuity service office) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. However, if, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. If you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our annuity service office) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an annuity option under which fixed or variable monthly annuity payments are made for a selected number of years as approved by us, currently not less than 10 years. This annuity option may be limited or withdrawn by us in our discretion. Payments under a fixed annuity are made from our general account. After commencement of a period certain variable annuity payout, you may elect to receive the commuted value to the remaining guaranteed variable annuity payments, and the payments will be commuted at the AIR selected.

In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. See "Federal Income Tax Status - Qualified Plans." We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

In the event that you purchased the contract as the beneficiary of a deceased person's IRA, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law (See "Federal Income Tax Status - Qualified Plans)." Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

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

6. FEDERAL INCOME TAX STATUS

INTRODUCTION

The following discussion is a general discussion of Federal income tax considerations relating to the contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the contract. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon our understanding of the present Federal income tax laws as they currently are interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present Federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The contract may be purchased on a non-tax qualified basis ("Non-Qualified Contract") or purchased and used in connection with certain plans entitled to special income tax treatment ("Qualified Contracts") under the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of this prospectus, qualified contracts are contracts that fund Qualified Plans, TSA Plans, IRAs, SEPs, SARSEPs, SIMPLE IRAs and Roth IRAs, as described below. The following discussion assumes that a qualified contract is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special Federal income tax treatment.

RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

1.   Plans qualified under Section 401(a) of the Code ("Qualified Plans");

2. Annuity purchase plans adopted by public schools and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA; and

3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans and salary reduction simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"), Simple Retirement Accounts under Section 408(p) of the Code ("SIMPLE IRAs") and Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). SARSEPs are only allowed if the Plan was established prior to January 1, 1997.

You should consult a qualified tax or other advisor as to the suitability of a contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. In particular, the contract is not intended for use with TSA Plans where periodic payments (other than rollover amounts) are made or that are subject to ERISA. We will not provide all the administrative support appropriate for such plans. Accordingly, the contract should NOT be purchased for use with such plans.

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

A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under "Federal Income Tax Status--Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

In the case of certain IRAs and Roth IRAs, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain contract provisions described in this prospectus. Refer to the contracts and any endorsements for more complete information.

TAXATION OF THE COMPANY

We are taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Separate Account is not an entity separate from us, and its operations form a part of us, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains arising from the operation of the Separate Account are automatically applied to increase reserves under the contracts. Under existing Federal income tax law, we believe that the Separate Account's investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contracts. Accordingly, we do not anticipate that it will incur any Federal income tax liability attributable to the Separate Account and, therefore, we do not intend to make provisions for any such taxes. However, if changes in the Federal tax laws or interpretations thereof result in our being taxed on income or gains attributable to the Separate Account, then we may impose a charge against the Separate Account (with respect to some or all contracts) in order to set aside amounts to pay such taxes.

TAX STATUS OF THE CONTRACT

We believe that the contract will be subject to tax as an annuity contract under the Code, which generally means that any increase in a contract's account value will not be taxable until amounts are received from the contract, either in the form of annuity payments or in some other form. In order to be subject to annuity contract treatment for tax purposes, the contract must meet the following Code requirements:

DIVERSIFICATION. Section 817(h) of the Code requires that with respect to non-qualified contracts, the investments of the investment options must be "adequately diversified" in accordance with Treasury regulations in order for the contracts to qualify as annuity contracts under Federal tax law. The Separate Account, through the investment options, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the investment option's assets may be invested.

OWNER CONTROL. In some circumstances, owners of variable annuity contracts may be considered the owners, for Federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the owner's gross income. The IRS has stated in published rulings that an owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

The ownership rights under the contract are similar to, but also different in certain respects from, those described by the IRS in rulings in which it was determined that owners were not owners of separate account assets. For example, an owner has additional flexibility in allocating premium payments and account values. These differences could result in an owner being treated as the owner of a pro rata

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

portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the contract as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, section 72(s) of the Code requires non-qualified contracts to provide that (a) if any owner dies on or after the annuity date, but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any Owner dies prior to the annuity date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The "designated beneficiary" refers to a natural person designated by the owner as a Beneficiary and to whom ownership of the contract passes by reason of death. However, if the "designated beneficiary" is the surviving spouse of a deceased owner, the contract may be continued with the surviving spouse as the new owner.

The non-qualified contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions when they are issued and modify the contracts in question if necessary to assure that they comply with the requirements of Code Section 72(s). Other rules may apply to qualified contracts.

The following discussion is based on the assumption that the contract qualifies as an annuity contract for Federal income tax purposes.

TAXATION OF ANNUITIES

IN GENERAL. Section 72 of the Code governs taxation of annuities in general. We believe that an owner who is a natural person generally is not taxed on increases in the value of a contract until distribution occurs by withdrawing all or part of the account value (e.g., withdrawals or annuity payments under the annuity option elected). For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the account value (and in the case of a qualified contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.

The owner of a non-qualified contract who is not a natural person generally must include in income any increase in the excess of the account value over the "investment in the contract" (discussed below) during the taxable year. There are some exceptions to this rule and prospective owners that are not natural persons may wish to discuss these with a competent tax adviser.

The following discussion generally applies to a contract owned by a natural person.

INVESTMENT IN THE CONTRACT. The "investment in the contract" generally equals the amount of any nondeductible purchase payments paid by or on behalf of any individual. For a contract issued in connection with a qualified plan, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from a qualified contract.

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

WITHDRAWALS. In the case of a withdrawal under a qualified contract, including Systematic Withdrawals, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total accrued benefit under the retirement plan.

With respect to non-qualified contracts, partial withdrawals, including Systematic Withdrawals, are generally treated as taxable income to the extent that the account value immediately before the withdrawal exceeds the "investment in the contract" at that time. Full withdrawals are treated as taxable income to the extent that the amount received exceeds the "investment in the contract."

ANNUITY PAYMENTS. Although the tax consequences may vary depending on the annuity payment elected under the contract, in general, only the portion of the annuity payment that represents the amount by which the account value exceeds the "investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable. For variable annuity payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For fixed annuity payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments; however, the remainder of each annuity payment is taxable. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is taxable. If annuity payments cease as a result of an Annuitant's death before full recovery of the "investment in the contract," consult a competent tax adviser regarding deductibility of the unrecovered amount.

PENALTY TAX. In the case of a distribution pursuant to a non-qualified contract, there may be imposed a federal income tax penalty equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the taxpayer attains age 59 1/2; (2) made as a result of death or disability of an owner; or (3) received as part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the owner, or the joint lives (or joint life expectancies) of the owner and a "designated beneficiary." Other tax penalties may apply to certain distributions from a qualified contract. If the penalty tax does not apply to a surrender or withdrawal as a result of the application of item (3) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year in which the modification occurs will be increased by an amount (determined by the regulations) equal to the tax that would have been imposed but for item (3) above, plus interest for the deferred period, if the modification takes place (a) before the close of the period which is five years from the date of the first payment and after the taxpayer attains age 59 1/2, or (b) before the taxpayer reaches age 59 1/2.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from the contract because of the death of an owner (or annuitant if the owner is not an individual). Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above, (2) if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above, or (3) if distributed in a manner similar to required minimum distributions from qualified contracts, they would generally be taxed in the same manner as partial withdrawals, as described above. For these purposes, the investment in the contract is not affected by the owner's (or annuitant's) death. That is, the investment in the contract remains the amount of any purchase payments paid which were not excluded from gross income.

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

TRANSFERS, ASSIGNMENTS, EXCHANGES AND MATURITY DATES. A transfer of ownership of a contract, the designation of an annuitant, payee or other beneficiary who is not also an owner, the selection of certain annuity dates, the exchange of a contract, or the receipt of a contract in an exchange may result in certain tax consequences that are not discussed herein. Anyone contemplating any such designation, transfer, assignment or exchange should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in gross income under section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of section 72(e) through the serial purchase of annuity contracts or otherwise.

QUALIFIED CONTRACTS

The contract is designed for use with certain retirement plans that qualify for Federal tax benefits. The tax rules applicable to participants and beneficiaries in these retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances.

We make no attempt to provide more than general information about use of the contracts with the various types of retirement plans. Owners and participants under retirement plans as well as annuitants and beneficiaries are cautioned that the rights of any person to any benefits under these contracts may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the contracts. Adverse tax or other legal consequences to the plan, to the participant or to both may result if the contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the contract. Owners are responsible for determining that contributions, distributions and other transactions with respect to the contracts satisfy applicable law. Purchasers of contracts for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the contract under applicable Federal and state tax laws and ERISA.

The sale of a contract for use with an IRA may be subject to special disclosure requirements of the IRS. Purchasers of a contract for use with IRAs will be provided with supplemental information required by the IRS or other appropriate agency. Such purchasers will have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase. A contract issued in connection with an IRA will be amended as necessary to conform to the requirements of the Code. Purchasers should seek competent advice as to the suitability of the contract for use with IRAs.

The IRS has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the Annual Step-Up death benefit provision in the contract comports with IRA qualification requirements. The Code provides that the assets of an IRA (including a Roth IRA) may not be invested in life insurance. The contract provides a death benefit that may exceed the greater of purchase payments or account value. If this death benefit is determined by the IRS as providing life insurance, the contract may not qualify as an IRA (including a Roth IRA). You should consult your tax adviser regarding this benefit prior to purchasing a contract.

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(i)  PLAN CONTRIBUTION LIMITS

Statutory limitations on contributions to retirement plans that qualify for federal tax benefits may limit the amount of money that may be contributed to the contract in any contract year. Any purchase payments attributable to such contributions may be tax deductible to the employer and are not currently taxable to the annuitants for whom the contracts are purchased. The contributions to the contract and any increase in account value attributable to such contributions generally are not subject to taxation until payments from the contract are made to the annuitant or his/her beneficiaries.

TSA PLANS

Purchase payments attributable to TSA Plans are not includible within the annuitant's income to the extent such purchase payments do not exceed certain statutory limitations. For more information about all the applicable limitations, you should obtain a copy of IRS Publication 571 on TSA PROGRAMS FOR EMPLOYEES OF PUBLIC SCHOOLS AND CERTAIN TAX EXEMPT ORGANIZATIONS. Any purchase payments attributable to permissible contributions under section 403(b) of the Code (and earnings thereon) are not taxable to the annuitant until amounts are distributed from the contract. However, these payments may be subject to FICA (Social Security) and Medicare taxes.

The contract includes death benefits that in some cases may exceed the greater of the purchase payments or the account value. The death benefit you select could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). We currently do not permit the use of the contract in connection with 403(b)s except for rollovers.

IRAS, SEPS, SARSEPS AND SIMPLE IRAS

The maximum tax-deductible purchase payment which may be contributed each year to an IRA is the lesser of a specified annual amount or 100 percent of includible compensation if the taxpayer is not covered under an employer plan. A spousal IRA is available if the taxpayer and spouse file a joint return and the spouse is not yet age 70 1/2. The maximum tax-deductible purchase payment which a taxpayer may make to a spousal IRA is a specified annual amount. If covered under an employer plan, taxpayers are permitted to make deductible purchase payments; however, the deductions are phased out and eventually eliminated depending on the taxpayer's adjusted gross income. A taxpayer may also make nondeductible purchase payments. However, the total of deductible and nondeductible purchase payments may not exceed the limits described above for deductible payments. An IRA is also the vehicle that receives contributions to SEPs, SARSEPs and SIMPLE IRAs. Maximum contributions (including elective deferrals) to SEPs and SARSEPs are limited. The maximum salary reduction contribution currently permitted to a SIMPLE IRA is a specified annual amount. In addition, an employer must make a matching or non-elective contribution to a SIMPLE IRA for the employee, unless certain exceptions apply. For more information concerning the contributions to IRAs, SEPs, SARSEPs and SIMPLE IRAs, you should obtain a copy of IRS Publication 590 on INDIVIDUAL RETIREMENT ACCOUNTS. For more information concerning contributions to SEPs, SARSEPs and SIMPLE IRAs, you should obtain a copy of IRS Publication 560 on RETIREMENT PLANS FOR SMALL BUSINESS. In addition to the above, an individual may make a "rollover" contribution into an IRA with the proceeds of a "lump sum" distribution (as defined in the Code) from an eligible employer plan.

ROTH IRAS

Eligible individuals can contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another

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

Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. The maximum purchase payment which may be contributed each year to a Roth IRA is the lesser of a specified annual amount or 100 percent of includible compensation. A spousal Roth IRA is available if the taxpayer and spouse file a joint return. The maximum purchase payment that a taxpayer may make to a spousal Roth IRA is the specified annual amount. Except in the case of a rollover or a transfer, no more than the specified annual amount, can be contributed in aggregate to all IRAs and Roth IRAs of either spouse during any tax year. The Roth IRA contribution may be limited depending on the taxpayer's modified adjusted gross income ("AGI"). The maximum contribution begins to phase out if the taxpayer is single and the taxpayer's AGI is more than $95,000 or if the taxpayer is married and files a joint tax return and the taxpayer's AGI is more than $150,000. The taxpayer may not contribute to a Roth IRA if the taxpayer's AGI is over $110,000 (if the taxpayer is single), $160,000 (if the taxpayer is married and files a joint tax return), or $10,000 (if the taxpayer is married and files separate tax returns). You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.

QUALIFIED PLANS

Code section 401(a) permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this contract is assigned or transferred to any individual as a means to provide benefit payments.

The contract includes death benefits that in some cases may exceed the greater of the purchase payments or the account value. The death benefit you select could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the contract in connection with such plans should consult their tax adviser.

(ii) DISTRIBUTIONS FROM THE CONTRACT

MANDATORY WITHHOLDING ON CERTAIN DISTRIBUTIONS

Distributions called "eligible rollover distributions" from Qualified Plans and from TSA Plans are subject to mandatory withholding by the plan or payor at the rate of 20%. An eligible rollover distribution is any distribution from a Qualified Plan or a TSA Plan, except for certain distributions such as distributions required by the Code or in a specified annuity form, certain distributions of after-tax contributions, and hardship distributions. Withholding can be avoided by arranging a direct transfer of the eligible rollover distribution to a Qualified Plan, TSA governmental 457(b) Plan or IRA.

QUALIFIED PLANS, TSA PLANS, IRAS, SEPS, SARSEPS, SIMPLE IRAS AND ROTH IRAS

Payments made from the contracts held under a Qualified Plan, TSA Plan, IRA, SEP, SARSEP or SIMPLE IRA are taxable under section 72 of the Code as ordinary income, in the year of receipt. Any amount received upon withdrawal of all or part of the account value prior to annuitization will, subject to restrictions and penalties discussed below, also be included in income in the year of receipt. If there is any "investment in the contract," a portion of each amount received is excluded from gross income as a return of such investment. Distributions or withdrawals prior to age 59 1/2 may be subject to a penalty tax of 10% of the amount includible in income. This penalty tax does not apply: (1) to distributions of excess

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

contributions or deferrals; (2) to distributions made on account of the Annuitant's death, retirement, or disability or early retirement at or after age 55; (3) received as part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the owner, or the joint lives (or joint life expectancies) of the owner and a "designated beneficiary;" or (4) when distribution is made pursuant to a qualified domestic relations order. Other tax penalties may apply to certain distributions from a qualified contract. If the penalty tax does not apply to a surrender or withdrawal as a result of the application of item (3) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the fist year in which the modification occurs will be increased by an amount (determined by the regulations) equal to the tax that would have been imposed but for item (3) above, plus interest for the deferral period, if the modification takes place (a) before the close of the period which is five years from the date of the first payment and after the taxpayer attains age 59 1/2 , or (b) before the taxpayer reaches age 59 1/2. In the case of IRAs, SEPs, SARSEPs and SIMPLE IRAs, the exceptions for distributions on account of early retirement at or after age 55 or made pursuant to a qualified domestic relations order do not apply. Additional exceptions may apply in specified situations. A tax-free rollover may be made once each year among individual retirement arrangements subject to the conditions and limitations described in the Code.

Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Except under a Roth IRA, if the Annuitant dies before distributions begin, distributions must be completed within five years after death, unless payments begin within one year after death and are made over a period not extending beyond the life (or life expectancy) of the beneficiary. If the annuitant's spouse is the beneficiary, distributions need not begin until the annuitant would have reached age 70 1/2. If the annuitant dies after annuity payments have begun, payments must continue to be made at least as rapidly as payments made before death.

For TSA Plans, elective contributions to the contract made after December 31, 1988, and any increases in account value after that date may not be distributed prior to attaining age 59 1/2, termination of employment, death or disability. Contributions (but not earnings) made after December 31, 1988, may also be distributed by reason of financial hardship. These restrictions on withdrawal will not apply to the account value as of December 31, 1988. These restrictions are not expected to change the circumstances under which transfers to other investments which qualify for tax-free treatment under section 403(b) of the Code may be made.

For a SIMPLE IRA, the 10% penalty tax described above is increased to 25% with respect to withdrawals made during the first two years of participation.

Except under a Roth IRA, annuity payments, periodic payments or annual distributions generally must commence by the "required beginning date." The required beginning date for IRAs and 5% owners is April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2. The required beginning date otherwise is April 1 of the calendar year following the later of the calendar year in which the annuitant attains age 70 1/2 or retires. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by minimum distribution rules under the plan. We currently waive the withdrawal charge on distributions that are intended to satisfy required minimum distributions, calculated as if this contract were the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous withdrawals were made during the contract year. Rules regarding required minimum distributions apply to IRAs (including SEPs, SARSEPs and SIMPLE IRAs), Qualified Plans and TSA Plans. Roth IRAs under section 408A do not require distributions at any time prior to the owner's death. A penalty tax of up to 50% of the amount which should have been distributed may be imposed by the IRS for failure to distribute the required minimum distribution amount.

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under the contracts or under the terms of the plans in respect of which the contracts are issued.

WITHHOLDING

Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. We are required to withhold taxes from certain distributions under certain qualified contracts.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the contract.

OTHER TAX CONSEQUENCES

As noted above, the foregoing discussion of the Federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the Federal income tax consequences discussed herein reflect our understanding of the current law, and the law may change. Federal estate and gift tax consequences of ownership or receipt of distributions under the contract depend on the individual circumstances of each owner or recipient of a distribution. A competent tax adviser should be consulted for further information.

GENERAL

At the time the initial purchase payment is paid, a prospective owner must specify whether he or she is purchasing a non-qualified contract or a qualified contract. If the initial premium is derived from an exchange or withdrawal of another annuity contract, we may require that the prospective owner provide information with regard to the Federal income tax status of the previous annuity contract. We will require that persons purchase separate contracts if they desire to invest monies qualifying for different tax treatment under the Code. Each such separate contract would require the minimum initial purchase payment stated above. Additional purchase payments under a contract must qualify for the same Federal income tax treatment as the initial purchase payment under the contract; we will not accept an additional purchase payment under a contract if the Federal income tax treatment of such purchase payment would be different from that of the initial purchase payment.

7.   ACCESS TO YOUR MONEY

You (or in the case of (3) below, your beneficiary) can have access to the money in your contract:

(1)  by making a withdrawal (either a partial or a complete withdrawal);

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

(2)  by electing to receive annuity payments; or

(3)  when a death benefit is paid to your beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes (See "Federal Income Tax Status - Taxation of Annuities" and "Federal Income Tax Status - Qualified Plans, TSA Plans, IRAs, SEPs, SARSEPs, SIMPLE IRAs and Roth IRAs").

When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:

     o    less any applicable withdrawal charge,

     o    less any premium or other tax, and

     o    less any account fee.

Unless you instruct us otherwise, any partial withdrawal will be made prorata from all the investment portfolios and the fixed account you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio or fixed account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.

We will pay the amount of any withdrawal from the Separate Account within seven
(7) days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.

There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA Plans. For a more complete explanation see "Federal Income Tax Status."

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM

You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total purchase payments each year. You can receive payments monthly or quarterly. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge see "Expenses" above.)

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

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

(1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

(2)  trading on the New York Stock Exchange is restricted;

(3) an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios;

(4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

8.   PERFORMANCE

We periodically advertise subaccount performance relating to the various investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee or withdrawal charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges, account fee, withdrawal charge and the investment portfolio expenses.

For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.

In addition, for certain investment portfolios performance may be shown for the period commencing from the inception date of the investment portfolio. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials, performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

The SAI contains performance information. Future performance will vary and results shown are not necessarily representative of future results.

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

9.   DEATH BENEFIT

UPON YOUR DEATH

If you die during the accumulation phase, we will pay a death benefit to your beneficiary(ies). The Annual Step-Up is the death benefit for your contract. The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method.

If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.

If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.

DEATH BENEFIT -- ANNUAL STEP-UP

The Annual Step-Up death benefit will be the greatest of:

(1)  the account value; or

(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal; or

(3)  the highest anniversary value, as defined below.

On the date we issue the contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:

     o Subsection (2) is changed to provide: "The account value as of the effective date of the change of owner, increased by purchase payments received after the date of change of owner, and reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date;" and

     o for subsection (3), the highest anniversary value will be recalculated to equal your account value as of the effective date of the change of owner.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit is equal to the greatest of (1), (2) or (3).

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

GENERAL DEATH BENEFIT PROVISIONS

The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to the investment risk. This risk is borne by the beneficiary.

A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. We may also offer a payment option under which your Beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts.

There are comparable rules for distributions on the death of the annuitant under tax qualified plans. As noted, we may offer a payment option under which your beneficiary may receive payments over a period not extending beyond her or her life expectancy under a method of distribution similar to the distribution of required minimum distributions from IRAs. For tax qualified plans, if this option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may choose any optional death benefit available under the new contract, but certain other contract provisions and programs will not be available. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. Moreover, if the beneficiary under a tax qualified contract is the annuitant's spouse, the tax laws also generally allows distributions to begin by the year in which the annuitant would have reached 70 1/2 (which may be more or less than five years after the annuitant's death). See "Federal Income Tax Status - Qualified Plans."

If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date we receive due proof of death. If we do not receive an election during such time, we will make a single sum payment to the beneficiary at the end of the 60-day period.

If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.

SPOUSAL CONTINUATION. If the beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value.

DEATH OF THE ANNUITANT

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.

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

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

CONTROLLED PAYOUT

You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election.

10.  OTHER INFORMATION

FIRST METLIFE INVESTORS

First MetLife Investors was organized under the laws of the State of New York on December 31, 1992. On June 1, 1995, a wholly owned subsidiary of General American Life Insurance Company purchased First MetLife Investors which on that date changed its name to First Cova Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company (MetLife) acquired GenAmerica Corporation, the ultimate parent company of First MetLife Investors. MetLife, headquartered in New York City since 1868, is a leading provider of insurance and financial products and services to individual and group customers. We changed our name to First MetLife Investors Insurance Company on February 12, 2001. First MetLife Investors is licensed to do business only in the State of New York.

THE SEPARATE ACCOUNT

We have established a SEPARATE ACCOUNT, First MetLife Investors Variable Annuity Account One (Separate Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Separate Account under New York insurance law on December 31, 1992. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The assets of the Separate Account are held in First MetLife Investors' name on behalf of the Separate Account and legally belong to First MetLife Investors. The Separate Account is subject to the laws of the State of New York. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business First MetLife Investors may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts First MetLife Investors may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.

DISTRIBUTOR

MetLife Investors Distribution Company, 22 Corporate Plaza Drive, Newport Beach, California 92660, acts as the distributor of the contracts. MetLife Investors Distribution Company is our affiliate.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions up to 7.0% of purchase payments. Under certain circumstances, we may pay annual trail commissions beginning in year two up to 1.00% of account value (less purchase payments received within the previous 12 months). Sometimes, we may enter into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses in addition to the standard commissions.

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

REQUESTS AND ELECTIONS

We will treat your request for a contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366.

     Requests for service may be made:

          o    Through your registered representative

          o By telephone at 1-800-343-8496 between the hours of 7:30 AM and 5:30PM Central Time, Monday through Thursday and 7:30AM and 5:00 PM Central Time on Friday

          o    In writing to our Annuity Service Center

          o    By fax at (515) 457-4400.

All other requests must be in written form, satisfactory to us.

We do not currently offer Internet transactions capability to owners, but may do so in the future. We will notify you if we begin to offer Internet transactions.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax or other means are genuine. Any telephone or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.

Telephone systems may not always be available. Any telephone system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to the Annuity Service Center.

OWNERSHIP

OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract. The owner is as designated at the time the contract is issued, unless changed.

JOINT OWNER. The contract can generally be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).

ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The annuitant and the owner do not have to be the same person except as required under certain sections of the Internal Revenue Code.

ASSIGNMENT. You can assign a non-qualified contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

FINANCIAL STATEMENTS

Our consolidated financial statements and the financial statements of the Separate Account have been included in the SAI.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

     Company
     Experts
     Custodian
     Legal Matters
     Distribution
     Calculation of Performance Information
     Annuity Provisions
     Financial Statements

APPENDIX A

PARTICIPATING INVESTMENT PORTFOLIOS

Below are the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

MET INVESTORS SERIES TRUST (CLASS B)

Met Investors Series Trust is managed by Met Investors Advisory, LLC. (Met Investors Advisory), which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory has engaged subadvisors to provide investment advice for the individual investment portfolios. The following Class B portfolios are available under the contract:

MET/AIM MID CAP CORE EQUITY PORTFOLIO

INVESTMENT OBJECTIVE: The Met/AIM Mid Cap Core Equity Portfolio seeks long-term growth of capital.

MET/AIM SMALL CAP GROWTH PORTFOLIO

INVESTMENT OBJECTIVE: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.

JANUS AGGRESSIVE GROWTH PORTFOLIO

INVESTMENT OBJECTIVE: The Janus Aggressive Growth Portfolio seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks to provide high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks to achieve long-term growth of capital and income without excessive fluctuation in market value.

MFS RESEARCH INTERNATIONAL PORTFOLIO

INVESTMENT OBJECTIVE: The MFS Research International Portfolio seeks capital appreciation.

MFS MID CAP GROWTH PORTFOLIO

INVESTMENT OBJECTIVE: The MFS Mid Cap Growth Portfolio seeks long-term growth of capital.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO INNOVATION PORTFOLIO

INVESTMENT OBJECTIVE: The PIMCO Innovation Portfolio seeks capital appreciation; no consideration is given to income.

PIMCO TOTAL RETURN PORTFOLIO

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIMCO MONEY MARKET PORTFOLIO

INVESTMENT OBJECTIVE: The PIMCO Money Market Portfolio seeks maximum current income, consistent with preservation of capital and daily liquidity. An investment in the Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment, it is possible to lose money by investing in the Portfolio.

MET/PUTNAM RESEARCH PORTFOLIO

INVESTMENT OBJECTIVE: The Met/Putnam Research Portfolio seeks capital appreciation.

STATE STREET RESEARCH CONCENTRATED INTERNATIONAL PORTFOLIO

INVESTMENT OBJECTIVE: The State Street Research Concentrated International Portfolio seeks long-term growth of capital.

THIRD AVENUE SMALL CAP VALUE PORTFOLIO

INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS B)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors and MetLife Investors USA, is the investment adviser to the portfolios. Metropolitan Life Insurance Company is the sub-investment manager for the MetLife Stock Index Portfolio. The following portfolios is available under the contract:

METLIFE STOCK INDEX PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

NEW ENGLAND ZENITH FUND

New England Zenith Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser. MetLife Advisers has hired subadvisers to make the day-to-day investment decisions. The following portfolios are available under the contract:

DAVIS VENTURE VALUE SERIES (CLASS E)

INVESTMENT OBJECTIVE: The investment objective of the Davis Venture Value Series is growth of capital.

HARRIS OAKMARK FOCUSED VALUE SERIES (CLASS B)

INVESTMENT OBJECTIVE: The investment objective of the Harris Oakmark Focused Value Series is long-term capital appreciation.

JENNISON GROWTH SERIES (CLASS B)

INVESTMENT OBJECTIVE: The investment objective of the Jennison Growth Series is long-term growth of capital.

APPENDIX B

EDCA EXAMPLES WITH MULTIPLE PURCHASE PAYMENTS

To order to show how the EDCA program works, we have created some examples. The examples are purely hypothetical and are for illustrative purposes only. The interest rate earned in an EDCA account will be 3%, plus any additional interest which we may declare from time to time. In addition, each bucket attributable to a subsequent purchase payment will earn interest at the then-current interest rate applied to new allocations to an EDCA account of the same monthly term.

6-MONTH EDCA

The following example demonstrates how the 6-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $12,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 allocation amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 4th month, a second purchase payment of $6,000 is allocated to the EDCA program. The entire $6,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 allocation amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.

                                                                     Account Values
                                                                -------------------------
Beginning of   Amount Allocated   Actual EDCA       EDCA        1st Payment   2nd Payment
   Month           to EDCA         Transfer     Account Value      Bucket        Bucket
-----------------------------------------------------------------------------------------
      1              12000            2000          10000          10000
      2                               2000           8095           8095
      3                               2000           6172           6172
      4               6000            3000           9230           3230          6000
      5                               3000           6309            261          6048
      6                               3000           3359              0          3359
      7                               3000            386              0           386
      8                                389              0              0             0
      9                                  0              0              0             0
     10                                  0              0              0             0
     11                                  0              0              0             0
     12                                  0              0              0             0
     13                                  0              0              0             0
     14                                  0              0              0             0
     15                                  0              0              0             0

12-MONTH EDCA

The following example demonstrates how the 12-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $24,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 allocation amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA account value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12)- EDCA Transfer Amount

At the beginning of the 6th month, a second purchase payment of $12,000 is allocated to the EDCA program. The entire $12,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 allocation amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.

                                                                     Account Values
                                                                -------------------------
Beginning of   Amount Allocated   Actual EDCA       EDCA        1st Payment   2nd Payment
   Month           to EDCA         Transfer     Account Value      Bucket        Bucket
-----------------------------------------------------------------------------------------
      1              24000            2000          22000          22000
      2                               2000          20209          20209
      3                               2000          18401          18401
      4                               2000          16575          16575
      5                               2000          14732          14732
      6              12000            3000          23872          11872          12000
      7                               3000          21801           8985          12096
      8                               3000          18262           6070          12192
      9                               3000           5417           3128          12289
     10                               3000          12545            157          12387
     11                               3000           9645              0           9645
     12                               3000           6722              0           6722
     13                               3000           3776              0           3776
     14                               3000            806              0            806
     15                                812              0              0              0

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                  INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

                                    issued by

              FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                                       AND

                    FIRST METLIFE INVESTORS INSURANCE COMPANY

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED ____ __, 2002, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE US
AT: P.O. BOX 10366, DES MOINES, IOWA 50306-0366 (800) 343-8496.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED _______, 2002.

                               TABLE OF CONTENTS

                                                                            PAGE

COMPANY                                                                        1

EXPERTS                                                                        1

CUSTODIAN                                                                      2

LEGAL MATTERS                                                                  2

DISTRIBUTION                                                                   2

     Reduction or Elimination of the Withdrawal Charge                         2

CALCULATION OF PERFORMANCE INFORMATION                                         3

     Total Return                                                              3
     Performance Information                                                   4

PART I - SEPARATE ACCOUNT PERFORMANCE                                          4

PART 2 - HISTORICAL FUND PERFORMANCE                                           6

     Historical Unit Values                                                    8
     Reporting Agencies                                                        8

ANNUITY PROVISIONS                                                             8

     Variable Annuity                                                          8
     Fixed Annuity                                                            10
     Mortality and Expense Guarantee                                          11
     Regulatory Restrictions on Transactions                                  11

FINANCIAL STATEMENTS                                                          11

                                     COMPANY

First MetLife Investors Insurance Company (First MetLife Investors or the Company) was organized under the laws of the State of New York on December 31, 1992. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased First MetLife Investors which on that date changed its name to First Cova Financial Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company (MetLife) acquired GenAmerica Corporation, the ultimate parent company of First MetLife Investors. MetLife, headquartered in New York City since 1868, is a leading provider of insurance and financial products and services to individual and group customers. We changed our name to First MetLife Investors Insurance Company on February 12, 2001. First MetLife Investors is presently licensed to do business only in the State of New York.

                                     EXPERTS

The financial statements of the Company as of and for the years ended December 31, 2001 and 2000 (prepared in accordance with accounting principles generally accepted in the United States of America), included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Company as of and for the years ended December 31, 2001 and 2000 (prepared in accordance with the National Association of Insurance Commissioners' Accounting Practices and Procedures Manual - Version effective January 1, 2001 as adapted by the Insurance Department of the State of New York), included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph that indicated that the financial statements were prepared in accordance with the basis of accounting described above, which differ from and are not in accordance with accounting principles generally accepted in the United States of America), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the sub-accounts of the Separate Account as of December 31, 2001, and for each of the periods in the two years then ended (prepared in accordance with accounting principles generally accepted in the United States of America) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is One City Centre, St. Louis, Missouri 63101.

The statutory financial statements of the Company as of December 31, 1999 and 1998, and for each of the years in the three year period ended December 31, 1999 included in this Statement of Additional Information, have been so included in reliance on the report of KPMG LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing. The principal business address of KPMG LLP is 303 East Wacker Drive, Chicago, Illinois 60601.

                                   CUSTODIAN

First MetLife Investors Insurance Company, One Madison Avenue, New York, NY 10010, is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.

                                  LEGAL MATTERS

Sutherland Asbill & Brennan LLP, Washington, DC has provided advice on certain matters relating to the federal securities laws in connection with the contracts.

                                  DISTRIBUTION

MetLife Investors Distribution Company acts as the distributor. MetLife Investors Distribution Company is an affiliate of the Company. The offering is on a continuous basis.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

The amount of the withdrawal charge on the contracts may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the withdrawal charge will be determined by the Company after examination of all the relevant factors such as:

1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

2. The total amount of purchase payments to be received will be considered. Per contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

3. Any prior or existing relationship with the Company will be considered. Per contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after considering the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the withdrawal charge.

The withdrawal charge may be eliminated when the contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

 CALCULATION OF PERFORMANCE INFORMATION

TOTAL RETURN

>From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an accumulation unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the accumulation unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the Separate Account Product Charges, the expenses for the underlying investment portfolio being advertised and any applicable account fee and withdrawal charge. Premium taxes are not reflected.

The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable account fee and any applicable withdrawal charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

     P (1 + T)N = ERV

Where:

     P    = a hypothetical initial payment of $1,000

     T    = average annual total return

     n    = number of years

     ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any account fee or withdrawal charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.

The contracts are new and therefore have no performance history. However, the Separate Account and certain portfolios have been in existence for sometime and consequently have an investment performance history. In order to show how the historical investment performance of the Separate Account and the portfolios affect accumulation unit values, performance information was developed. The information is based upon the historical experience of the Separate Account and the portfolios and is for the periods shown.

Future performance of the investment portfolios will vary and the results shown are not necessarily representative of future results. Performance for periods ending after those shown may vary substantially from the examples shown. The performance for an investment portfolio is calculated for a specified period of time by assuming an initial purchase payment of $1,000 allocated to the investment portfolio. There are performance figures for the accumulation units that reflect the Separate Account Product Charges as well as the investment portfolio expenses. There are also performance figures for the accumulation units that reflect the Separate Account Product Charge, the account fee, the portfolio expenses, and assume you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected. The percentage increases (decreases) are determined by subtracting the initial purchase payment from the ending value and dividing the remainder by the beginning value. The performance may also show figures when no withdrawal is assumed.

PERFORMANCE INFORMATION

Future performance will vary and the results shown are not necessarily representative of future results.

Note: The figures below present investment performance information for the periods ended December 31, 2001. While these numbers represent the returns as of that date, they do not represent performance information of the portfolios since that date. Performance information for the periods after December 31, 2001, may differ from the numbers shown below.

                      PART 1 - SEPARATE ACCOUNT PERFORMANCE

Shown below is the average annual total return of the separate account corresponding to each investment portfolio since the portfolio was first made available in the separate account. Also shown (when available) is adjusted historical investment portfolio average annual total return prior to the portfolio's availability in the separate account, derived from the performance of each investment portfolio adjusted to reflect charges as noted below. This adjusted historical investment portfolio average annual return is denoted by an asterisk (*).

In the chart below:

o Column A presents performance figures for the accumulation units which reflect the Separate Account Product Charge (including the account fee), the fees and expenses of each portfolio, and assumes you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.

o Column B presents performance figures for the accumulation units which reflect the Separate Account Product Charge, and the fees and expenses of each portfolio.

Total Return for the periods ended December 31, 2001:


                                                             COLUMN A                   COLUMN B
                                                                                    (reflects separate
                                                        (reflects all charges,   account product charges
                                             SEPARATE   and portfolio expenses)   and portfolio expenses)
                                              ACCOUNT  ------------------------- -------------------------
                                             INCEPTION                 10 YEARS                  10 YEARS
                                              DATE IN                  OR SINCE                  OR SINCE
       PORTFOLIO                             PORTFOLIO 1 YEAR  5 YEARS INCEPTION 1 YEAR  5 YEARS INCEPTION
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MET INVESTORS SERIES TRUST (CLASS B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Met/AIM Mid Cap Core Equity Portfolio         10/09/01   N/A     N/A      2.74%     N/A    N/A      9.84%
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Met/AIM Small Cap Growth Portfolio            10/09/01   N/A     N/A     11.34%     N/A    N/A     18.44%
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Janus Aggressive Enhanced Index Portfolio     05/01/01   N/A     N/A    -17.22%     N/A    N/A    -10.12%
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Lord Abbett Bond Debenture Portfolio          05/15/97  -3.77%   3.73%    5.28%    1.73%   3.82%    5.36%
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Lord Abbett Growth and Income Portfolio       03/11/97 -13.08%   9.88%   11.82%   -7.58%   9.96%   11.88%
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MFS Research International Portfolio          05/01/01   N/A     N/A    -13.01%     N/A    N/A     -5.91%
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MFS Mid Cap Growth Portfolio                  05/01/01   N/A     N/A     -8.33%     N/A    N/A     -1.23%
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Oppenheimer Capital Appreciation Portfolio    05/01/01   N/A     N/A    -10.17%     N/A    N/A     -3.07%
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
PIMCO Innovation Portfolio                    05/01/01   N/A     N/A    -23.74%     N/A    N/A    -16.64%
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
PIMCO Total Return Portfolio                  05/01/01   N/A     N/A     -3.48%     N/A    N/A      3.63%
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
PIMCO Money Market Portfolio                  05/01/01   N/A     N/A     -6.12%     N/A    N/A      0.99%
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Met/Putnam Research Portfolio                 05/01/01   N/A     N/A    -10.67%     N/A    N/A     -3.57%
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
State Street Research Concentrated
International Portfolio                       10/09/01   N/A     N/A      2.18%     N/A    N/A      9.28%
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Third Avenue Small Cap Value Portfolio        05/01/02   N/A     N/A      N/A       N/A    N/A      N/A
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
METROPOLITAN SERIES FUND, INC. (CLASS B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
MetLife Stock Index Portfolio                 10/09/01 -20.52%   7.77%    1.32%  -15.02%   7.84%    8.42%
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
NEW ENGLAND ZENITH FUND
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Davis Venture Value Series (Class E)          05/01/01 -18.21%   9.69%   -7.73%  -12.71%   9.77%   -0.63%
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Harris Oakmark Focused Value Series (Class B) 05/01/01  19.78%   9.12%   10.18%   25.28%   9.21%   17.28%
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------
Jennison Growth Series (Class B)              05/01/02   N/A     N/A      N/A     N/A     N/A       N/A
-------------------------------------------- --------- ------- ------- --------- ------- ------- ---------


                      PART 2 - HISTORICAL FUND PERFORMANCE

The contracts are new and therefore have no performance history. However, certain investment portfolios have been in existence for some time and have an investment history. To show how the historical performance of the investment portfolios affects the contract's accumulation unit values, the following performance information was developed.

The information is based upon the historical experience of the investment portfolios and is for the periods shown. The charts below show the investment performance of the investment portfolios and the accumulation unit performance calculated by assuming that the contracts were invested in the investment portfolios for the same periods.

In the chart below:

     o The performance figures in Column A reflect the fees and expenses paid by each investment portfolio.

     o Column B presents performance figures for the accumulation units that reflect the Separate Account Product Charge (including the account fee), and the fees and expenses of each investment portfolio, and assumes you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.

     o Column C presents performance figures for the accumulation units that reflect the Separate Account Product Charge and the fees and expenses of each portfolio.

Total Return for the periods ended December 31, 2001:


                                                             COLUMN A                   COLUMN B                  COLUMN C
                                                                                                               (reflects separate
                                                                                  (reflects all charges     account product charges
                                                        PORTFOLIO PERFORMANCE     and portfolio expenses)   and portfolio expenses)
                                                       ------------------------- ------------------------- -------------------------
                                             PORTFOLIO                 10 YEARS                  10 YEARS                  10 YEARS
                                             INCEPTION                 OR SINCE                  OR SINCE                  OR SINCE
       PORTFOLIO                             DATE      1 YEAR  5 YEARS INCEPTION 1 YEAR  5 YEARS INCEPTION 1 YEAR  5 YEARS INCEPTION
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MET INVESTORS SERIES TRUST (CLASS B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Met/AIM Mid Cap Core Equity Portfolio        10/09/01    N/A     N/A     10.26%    N/A     N/A      2.74%     N/A     N/A      9.84%
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Met/AIM Small Cap Growth Portfolio           10/09/01    N/A     N/A     18.90%    N/A     N/A     11.34%     N/A     N/A     18.44%
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Janus Aggressive Enhanced Index Portfolio    02/12/01    N/A     N/A    -26.00%    N/A     N/A    -34.21%     N/A     N/A    -27.11%
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Lord Abbett Bond Debenture Portfolio         05/01/96   3.50%    5.22%    6.68%   -3.77%   3.73%    5.28%    1.73%   3.82%     5.36%
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Lord Abbett Growth and Income Portfolio      12/11/89  -5.97%   11.84%   13.84%  -13.08%   9.88%   11.86%   -7.58%   9.96%    11.92%
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MFS Research International Portfolio         02/12/01    N/A     N/A    -15.14%    N/A     N/A    -23.51%     N/A     N/A    -16.41%
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MFS Mid Cap Growth Portfolio                 02/12/01    N/A     N/A    -16.60%    N/A     N/A    -24.95%     N/A     N/A    -17.85%
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Oppenheimer Capital Appreciation Portfolio   02/12/01    N/A     N/A    -14.27%    N/A     N/A    -22.66%     N/A     N/A    -15.56%
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
PIMCO Innovation Portfolio                   02/12/01    N/A     N/A    -38.30%    N/A     N/A    -46.33%     N/A     N/A    -39.23%
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
PIMCO Total Return Portfolio                 02/12/01    N/A     N/A      6.68%    N/A     N/A     -2.02%     N/A     N/A      5.08%
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
PIMCO Money Market Portfolio                 02/12/01    N/A     N/A      2.85%    N/A     N/A     -5.83%     N/A     N/A      1.27%
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Met/Putnam Research Portfolio                02/12/01    N/A     N/A    -18.33%    N/A     N/A    -26.65%     N/A     N/A    -19.55%
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
State Street Research Concentrated
International Portfolio                      02/12/01    N/A     N/A      9.69%    N/A     N/A      2.18%     N/A     N/A      9.28%
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Third Avenue Small Cap Value Portfolio       05/01/02    N/A     N/A      N/A      N/A     N/A       N/A     N/A      N/A       N/A
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
METROPOLITAN SERIES FUND, INC. (CLASS B)
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
MetLife Stock Index Portfolio                05/01/90  -12.40%  10.02%   12.29%  -20.52%  7.77%    10.15%  -15.02%   7.84%    10.22%
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------

-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
NEW ENGLAND ZENITH FUND
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Davis Venture Value Series (Class E)         10/31/94  -11.28%  11.65%   16.17%  -18.21%  9.69%    14.12%  -12.71%   9.77%    14.18%
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Harris Oakmark Focused Value Series
(Class B)                                    04/30/93   27.51%  11.11%   13.27%   19.78%  9.12%    11.26%   25.28%   9.21%    11.33%
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------
Jennison Growth Series (Class B)             05/01/02    N/A     N/A      N/A      N/A     N/A      N/A      N/A     N/A      N/A
-------------------------------------------- --------- ------- ------- --------- ------- ------- --------- ------- ------- ---------


HISTORICAL UNIT VALUES

The Company may also show historical accumulation unit values in certain advertisements containing illustrations. These illustrations will be based on actual accumulation unit values.

In addition, the Company may distribute sales literature which compares the percentage change in accumulation unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

REPORTING AGENCIES

The Company may also distribute sales literature which compares the performance of the accumulation unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.



                               ANNUITY PROVISIONS

VARIABLE ANNUITY

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected.

The Adjusted Contract Value (contract value, less any applicable premium taxes and account fee) will be applied to the applicable Annuity Table to determine the first annuity payment. The adjusted contract value is determined on the annuity calculation date, which is a business day no more than five (5) business days before the annuity date. The dollar amount of the first variable annuity payment is determined as follows: The first variable annuity payment will be based upon the annuity option elected, the annuitant's age and sex, and the appropriate variable annuity option table. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.

The dollar amount of variable annuity payments after the first payment is determined as follows:

1. dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each monthly payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, unless you transfer values from the investment portfolio to another investment portfolio;

2. the fixed number of annuity units per payment in each investment portfolio multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.

The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.

ANNUITY UNIT - The initial annuity unit value for each investment portfolio of the Separate Account was set by us.

The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which offsets the assumed investment return used to develop the variable annuity tables.

(1) the dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each monthly payment. The number of annuity units remains fixed during the annuity payment period.

(2) the fixed number of annuity units is multiplied by the annuity unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.

NET INVESTMENT FACTOR - The net investment factor for each investment portfolio is determined by dividing A by B and multiplying by (1-C) where:

A is    (i)  the net asset value per share of the portfolio at the end of the current business day; plus

        (ii) any dividend or capital gains per share declared on behalf of such portfolio that has an ex-dividend date as of the current business day.

B is the net asset value per share of the portfolio for the immediately preceding business day.

C is    (i)  the separate account product charges and for each day since the last business day. The daily charge is equal to the annual separate account product charges divided by 365; plus

        (ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation of the Separate Account.

Transfers During the Annuity Phase:

     o    You may not make a transfer from the fixed account to the Separate
          Account;

     o Transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units; and

     o You may make a transfer from the Separate Account to the fixed account. The amount transferred to the fixed account from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by "(b)" multiplied by "(c)", where (a) is the number of annuity units representing your interest in the subaccount per annuity payment; (b) is the annuity unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the annuity date for the annuity option elected. Amounts transferred to the fixed account will be applied under the annuity option elected at the attained age of the annuitant at the time of the transfer using the fixed annuity option table. If at the time of transfer, the then current fixed annuity option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and annuity unit values will be determined as of the end of the business day on which the Company receives a notice.

FIXED ANNUITY

A fixed annuity is a series of payments made during the annuity phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The fixed account value on the day immediately preceding the annuity date will be used to determine the fixed annuity monthly payment. The first monthly annuity payment will be based upon the annuity option elected and the appropriate annuity option table.

MORTALITY AND EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality or expense experience.

REGULATORY RESTRICTIONS ON TRANSACTIONS

If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to block a contract owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making annuity payments until instructions are received from the appropriate regulator.

                              FINANCIAL STATEMENTS

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contract.

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholder of
First MetLife Investors Insurance Company and
Contract Owners of First MetLife Investors Variable Annuity Account One


We have audited the accompanying statement of assets and liabilities of each of the sub-accounts (as disclosed in Note 1 to the financial statements) comprising First MetLife Investors Variable Annuity Account One (the Separate Account) of First MetLife Investors Insurance Company as of December 31, 2001, and the respective related statements of operations and the statements of changes in net assets for each of the periods in the two years then ended, and the financial highlights as of and for period ended December 31, 2001. These respective financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these respective financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the respective financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the respective financial statements. Our procedures included confirmation of securities owned as of December 31, 2001, by correspondence with the custodians and depositors of the Separate Account. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the respective financial position of each of the sub-accounts of First MetLife Investors Variable Annuity Account One of First MetLife Investors Insurance Company as of December 31, 2001, the respective results of their operations and the changes in their net assets for each of the periods in the two years then ended, and their financial highlights as of and for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri
April 5, 2002

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Assets and Liabilities
December 31, 2001

Sub-account assets:
   Investments at market value:
      Met Investors Series Trust (Met Investors):
         Lord Abbett Growth and Income Portfolio                             30,203 shares   $  756,891
         Lord Abbett Growth and Income Portfolio B                            2,226 shares       55,679
         Lord Abbett Bond Debenture Portfolio                                15,922 shares      178,649
         Lord Abbett Bond Debenture Portfolio B                               2,277 shares       25,505
         Lord Abbett Developing Growth Portfolio                              8,699 shares       92,732
         Lord Abbett Developing Growth Portfolio B                              348 shares        3,708
         Lord Abbett Mid-Cap Value Portfolio                                 14,935 shares      248,524
         Lord Abbett Mid-Cap Value Portfolio B                                1,181 shares       19,629
         JP Morgan Quality Bond Portfolio                                     5,995 shares       68,398
         JP Morgan Quality Bond Portfolio B                                   1,112 shares       12,672
         JP Morgan Small Cap Stock Portfolio                                  8,021 shares       94,166
         JP Morgan Small Cap Stock Portfolio B                                    8 shares           97
         JP Morgan Enhanced Index Portfolio                                  17,202 shares      253,383
         JP Morgan Enhanced Index Portfolio B                                     6 shares           91
         JP Morgan Select Equity Portfolio                                    9,490 shares      122,048
         JP Morgan Select Equity Portfolio B                                    973 shares       12,479
         JP Morgan International Equity Portfolio                            14,771 shares      128,210
         JP Morgan International Equity Portfolio B                              10 shares           85
         Met Putnam Research Portfolio B                                         11 shares           88
         Oppenheimer Capital Appreciation Portfolio B                         1,233 shares       10,565
         PIMCO Money Market Portfolio B                                         102 shares          102
         Janus Aggressive Growth Portfolio B                                     11 shares           83
         Lord Abbett Growth Opportunities Portfolio                              10 shares           92
         Lord Abbett Growth Opportunities Portfolio B                         1,769 shares       15,793
         PIMCO Total Return Portfolio B                                       1,726 shares       17,831
         PIMCO Innovation Portfolio B                                            12 shares           75
         MFS Mid Cap Growth Portfolio B                                         263 shares        2,196
         MFS Research International Portfolio B                               1,010 shares        8,567
         MIST AIM Mid Cap Equity Portfolio B                                     10 shares          110
         MIST AIM Small Cap Growth Portfolio B                                  249 shares        2,965
         MIST SSR Concentrated Int'l Portfolio B                                 10 shares          110
      Metropolitan Life Series Funds, Inc. (MetLife):
         MetLife Stock Index B                                                  236 shares        7,100
      General American Capital Company (GACC):
         Money Market Fund                                                        5 shares          112
      Russell Insurance Funds (Russell):
         Russell Multi-Style Equity Fund                                      5,528 shares       65,452
         Russell Aggressive Equity Fund                                         813 shares        9,296
         Russell Non-U.S. Fund                                                3,453 shares       29,838
         Russell Core Bond Fund                                               7,020 shares       71,115
         Russell Real Estate Securities Fund                                    965 shares       10,370
      AIM Variable Insurance Funds (AIM):
         AIM Value Fund                                                       2,111 shares       49,284
         AIM Capital Appreciation Fund                                        2,960 shares       64,294
         AIM International Equity Fund                                        1,870 shares       27,887

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Assets and Liabilities
December 31, 2001

Sub-account assets, continued:
   Investments at market value, continued:
      Alliance Variable Products (Alliance):
         Alliance Premier Growth Portfolio                                    4,151 shares   $  104,437
         Alliance Premier Growth Portfolio B                                    162 shares        4,050
         Alliance Bernstein Real Estate Investment Portfolio                  2,177 shares       25,030
         Alliance Bernstein Real Estate Investment Portfolio B                  202 shares        2,324
         Alliance Bernstein Small Cap B                                          10 shares          112
         Alliance Bernstein Value B                                              10 shares          101
      Liberty Variable Investment Trust (Liberty):
         Newport Tiger Fund, Variable Series                                     49 shares           87
      Goldman Sachs Asset Management (Goldman Sachs):
         Growth & Income Fund                                                    10 shares           96
         International Equity Fund                                                9 shares           85
         Global Income Fund                                                      10 shares          103
         Internet Tollkeeper Fund                                                17 shares           76
      Scudder Variable Series II (Scudder II):
         Small Cap  Growth  Portfolio                                             7 shares           85
         Small Cap Value Portfolio                                            4,191 shares       55,357
         Government Securities Portfolio                                          8 shares          105
      Scudder Variable Series I (Scudder I):
         International Portfolio B                                               10 shares           77
      MFS Variable Insurance Trust (MFS):
         MFS Research Series                                                  4,827 shares       69,118
         MFS Research Series B                                                    6 shares           85
         MFS Investors Trust Series                                             356 shares        6,096
         MFS Investors Trust Series B                                             5 shares           89
         MFS Emerging Growth Series                                           1,402 shares       25,215
         MFS Emerging Growth Series B                                             5 shares           82
         MFS High Income Series                                                 632 shares        5,826
         MFS High Income Series B                                                11 shares           98
         MFS Global Government Series B                                          10 shares          104
         MFS New Discovery Series B                                             215 shares        3,276
      Oppenheimer Variable Account Funds (Oppenheimer):
         Oppenheimer Bond Fund (VA)                                           1,957 shares       21,936
      Putnam Variable Trust (Putnam):
         Putnam VT Growth & Income Fund                                       2,742 shares       64,602
         Putnam VT Growth & Income Fund B                                         4 shares           93
         Putnam VT Vista Fund                                                25,202 shares      287,054
         Putnam VT Vista Fund B                                                   7 shares           82
         Putnam VT International Growth Fund                                  4,174 shares       51,842
         Putnam VT International Growth Fund B                                  260 shares        3,210
         Putnam VT International New Opp Fund B                                   9 shares           85
         Putnam VT New Value Fund B                                               7 shares           97
      Franklin Templeton Variable Products Series Fund (Templeton):
         Templeton International Securities Fund                              3,975 shares       47,108
         Templeton International Securities Fund B                              251 shares        2,947
         Templeton Developing Markets Securities Fund                         5,478 shares       26,183
         Templeton Developing Markets Securities Fund B                          20 shares           95
         Franklin Small Cap Fund B                                              123 shares        2,191

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Assets and Liabilities
December 31, 2001

Sub-account assets, continued:
   Investments at market value, continued:
      Franklin Templeton Variable Products Series Fund (Templeton) (Cont'd):
         Franklin Large Cap Growth Securities Fund B                            218 shares   $    3,152
         Mutual Shares Securities Fund B                                          7 shares           99
         Templeton Global Income Securities Fund B                                9 shares          105
         Templeton Growth Securities Fund B                                       9 shares           98
      Fidelity Investments (Fidelity):
         Fidelity Equity-Income Fund B                                            4 shares           95
         Fidelity Growth Fund B                                                 200 shares        6,670
         Fidelity High Income Fund B                                             14 shares           90
      American Century Var. Portfolios, Inc. (American Century):
         VP Income & Growth Fund                                                 14 shares           93
         VP International Fund                                                   13 shares           82
         VP Value Fund                                                           15 shares          109
      New England Zenith Fund (Zenith):
         Davis Venture Value E                                                  308 shares        7,187
         Harris Oakmark Mid Cap Value B                                          24 shares        4,461
      Dreyfus Variable Investment Fund (Dreyfus):
         Dreyfus VIF Capital Appreciation Portfolio B                           177 shares        6,191
         Dreyfus VIF Disciplined Stock Port. B                                    4 shares           90
         Dreyfus Stock Index Fund B                                               3 shares           91
      INVESCO Variable Investment Funds, Inc. (INVESCO):
         VIF Dynamics Fund                                                        7 shares           85
         VIF High Yield Fund                                                     11 shares           84
      PIMCO Variable Trust (PIMCO):
         High Yield Bond Portfolio                                               13 shares          101
         Low Duration Bond Portfolio                                             10 shares          104
         StocksPLUS Growth & Income Portfolio                                   479 shares        4,480
         Total Return Bond Portfolio                                             11 shares          106
                                                                                             ----------
            Total assets                                                                     $3,309,483
                                                                                             ==========

Sub-account liabilities:
   Due to/(from) General Account, net:
      Met Investors Lord Abbet Growth & Income                                               $      (48)
      Met Investors Lord Abbett Growth & Income B                                                    (2)
      Met Investors Lord Abbett Bond Debenture Portfolio                                             (2)
      Met Investors Lord Abbett Bond Debenture Portfolio B                                           30
      Met Investors Lord Abbett Developing Growth Portfolio                                          (4)
      Met Investors Lord Abbett Developing Growth Portfolio B                                         3
      Met Investors Lord Abbett Mid-Cap Value Portfolio                                               6
      Met Investors Lord Abbett Mid-Cap Value Portfolio B                                             5
      Met Investors JP Morgan Quality Bond Portfolio                                                  2
      Met Investors JP Morgan Quality Bond Portfolio B                                               27
      Met Investors JP Morgan Small Cap Stock Portfolio                                              (9)
      Met Investors JP Morgan Small Cap Stock Portfolio B                                             1
      Met Investors JP Morgan Enhanced Index Portfolio                                              (36)
      Met Investors JP Morgan Enhanced Index Portfolio B                                              1
      Met Investors JP Morgan Select Equity Portfolio                                               (18)
      Met Investors JP Morgan Select Equity Portfolio B                                              45

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Assets and Liabilities
December 31, 2001

Sub-account liabilities:
   Due to/(from) general account, net (continued):
      Met Investors  JP Morgan International Equity Portfolio                                $      (18)
      Met Investors Putnam Research Portfolio B                                                       1
      Met Investors Oppenheimer Capital Appreciation B                                                9
      PIMCO Money Market Portfolio B                                                                  1
      Met Investors Janus Aggressive Growth B                                                         1
      Met Investors Lord Abbett Growth Opportunities Portfolio B                                     40
      Met Investors PIMCO Total Return Portfolio B                                                   16
      Met Investors PIMCO Innovation Portfolio B                                                      1
      Met Investors MFS Mid Cap Growth Portfolio B                                                    3
      Met Investors MFS Research International Portfolio B                                            7
      Met Investors MIST AIM Mid Cap Equity Portfolio B                                              --
      Met Investors MIST AIM Small Cap Growth Portfolio B                                             3
      Met Investors MIST SSR Concentrated Int'l Portfolio B                                           1
      MetLife Stock Index B                                                                           6
      GACC Money Market Fund                                                                          1
      Russell Multi-Style Equity Fund                                                                 2
      Russell Aggressive Equity Fund                                                                 48
      Russell Non-U.S. Fund                                                                          29
      Russell Core Bond Fund                                                                          1
      Russell Real Estate Securities Fund                                                            14
      AIM Value Fund                                                                                 (7)
      AIM Capital Appreciation Fund                                                                 (30)
      AIM International Equity Fund                                                                  14
      Alliance Premier Growth Portfolio                                                             (34)
      Alliance Premier Growth Portfolio B                                                             2
      Alliance Bernstein Real Estate Investment Portfolio                                            38
      Alliance Bernstein Real Estate Investment Portfolio B                                           2
      Alliance Bernstein Small Cap B                                                                  1
      Alliance Bernstein Value B                                                                      1
      Newport Tiger Fund, Variable Series                                                             1
      Goldman Sachs Growth & Income Fund                                                              1
      Goldman Sachs Global Income Fund                                                                1
      Scudder II Small Cap Growth Portfolio                                                           1
      Scudder II Small Cap Value Portfolio                                                           26
      Scudder II Government Securities Portfolio                                                      1
      MFS Research Series                                                                           (29)
      MFS Investors Trust B                                                                           1
      MFS Emerging Growth Series                                                                      8
      MFS High Income Series                                                                         47
      MFS High Income Series B                                                                        1
      MFS Global Government B                                                                         1
      MFS New Discovery Series B                                                                      3
      Oppenheimer Bond Fund                                                                          31
      Putnam VT Growth & Income Fund                                                                 10
      Putnam VT Growth & Income Fund B                                                                1
      Putnam VT Vista Fund                                                                          (34)
      Putnam VT International Growth Fund                                                            (1)
      Putnam VT International Growth Fund B                                                           2

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Assets and Liabilities
December 31, 2001

Sub-account liabilities:
   Due to/(from) general account, net (continued):
      Putnam VT International New Opp B                                                      $        1
      Putnam VT New Value Class B                                                                     1
      Templeton International Securities Fund                                                       (10)
      Templeton International Securities Fund B                                                      17
      Templeton Developing Markets Securities Fund                                                   22
      Templeton Developing Markets Securities B                                                       1
      Franklin Small Cap Fund B                                                                      14
      Franklin Large Cap Growth Securities Fund B                                                     4
      Mutual Shares Securities B                                                                      1
      Templeton Global Income Securities B                                                            1
      Templeton Growth Securities B                                                                   1
      Fidelity Equity-Income Fund B                                                                   1
      Fidelity Growth Fund B                                                                          4
      Fidelity High Income Fund B                                                                     1
      VP Income & Growth Fund                                                                         1
      VP Value Fund                                                                                   1
      Davis Venture Value E                                                                           7
      Harris Oakmark Mid Cap Value B                                                                  4
      Dreyfus VIF Capital Appreciation Portfolio B                                                    3
      Dreyfus VIF Disciplined Stock Portfolio B                                                       1
      Dreyfus Stock Index Fund B                                                                      1
      Invesco VIF Dynamics Fund                                                                       1
      PIMCO Low Duration Bond Portfolio                                                               1
      PIMCO StocksPLUS Growth & Income                                                                3
                                                                                             ----------
         Total liabilities                                                                   $      308
                                                                                             ==========

Sub-account net assets:
   Met Investors Series Trust (Met Investors):
      Lord Abbett Growth and Income Portfolio                                                $  756,939
      Lord Abbett Growth and Income Portfolio B                                                  55,681
      Lord Abbett Bond Debenture Portfolio                                                      178,651
      Lord Abbett Bond Debenture Portfolio B                                                     25,475
      Lord Abbett Developing Growth Portfolio                                                    92,736
      Lord Abbett Developing Growth Portfolio B                                                   3,705
      Lord Abbett Mid-Cap Value Portfolio                                                       248,518
      Lord Abbett Mid-Cap Value Portfolio B                                                      19,624
      JP Morgan Quality Bond Portfolio                                                           68,396
      JP Morgan Quality Bond Portfolio B                                                         12,645
      JP Morgan Small Cap Stock Portfolio                                                        94,175
      JP Morgan Small Cap Stock Portfolio B                                                          96
      JP Morgan Enhanced Index Portfolio                                                        253,419
      JP Morgan Enhanced Index Portfolio B                                                           90
      JP Morgan Select Equity Portfolio                                                         122,066
      JP Morgan Select Equity Portfolio B                                                        12,434
      JP Morgan International Equity Portfolio                                                  128,228

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Assets and Liabilities
December 31, 2001

Sub-account net assets, continued:
   Met Investors Series Trust (Met Investors) (Cont'd):
      JP Morgan International Equity Portfolio B                                             $       85
      Met Putnam Research Portfolio B                                                                87
      Oppenheimer Capital Appreciation Portfolio B                                               10,556
      PIMCO Money Market Portfolio B                                                                101
      Janus Aggressive Growth Portfolio B                                                            82
      Lord Abbett Growth Opportunities Portfolio                                                     92
      Lord Abbett Growth Opportunities Portfolio B                                               15,753
      PIMCO Total Return Portfolio B                                                             17,815
      PIMCO Innovation Portfolio B                                                                   74
      MFS Mid Cap Growth Portfolio B                                                              2,193
      MFS Research International Portfolio B                                                      8,560
      MIST AIM Mid Cap Equity Portfolio B                                                           110
      MIST AIM Small Cap Growth Portfolio B                                                       2,962
      MIST SSR Concentrated Int'l Portfolio B                                                       109
   Metropolitan Life Series Funds, Inc. (MetLife):
      MetLife Stock Index B                                                                       7,094
   General American Capital Company:
      Money Market Fund                                                                             111
   Russell Insurance Funds:
      Russell Multi-Style Equity Fund                                                            65,450
      Russell Aggressive Equity Fund                                                              9,248
      Russell Non-U.S. Fund                                                                      29,809
      Russell Core Bond Fund                                                                     71,114
      Russell Real Estate Securities Fund                                                        10,356
   AIM Variable Insurance Funds:
      AIM Value Fund                                                                             49,291
      AIM Capital Appreciation Fund                                                              64,324
      AIM International Equity Fund                                                              27,873
   Alliance Variable Products:
      Alliance Premier Growth Portfolio                                                         104,471
      Alliance Premier Growth Portfolio B                                                         4,048
      Alliance Bernstein Real Estate Investment Portfolio                                        24,992
      Alliance Bernstein Real Estate Investment Portfolio B                                       2,322
      Alliance Bernstein Small Cap Portfolio B                                                      111
      Alliance Bernstein Value Portfolio B                                                          100
   Liberty Variable Investment Trust:
      Newport Tiger Fund, Variable Series                                                            86
   Goldman Sachs Asset Management:
      Growth & Income Fund                                                                           95
      International Equity Fund                                                                      85
      Global Income Fund                                                                            102
      Internet Tollkeeper Fund                                                                       76
   Scudder Variable Series II:
      Small Cap  Growth  Portfolio                                                                   84
      Small Cap Value Portfolio                                                                  55,331
      Government Securities Portfolio                                                               104
   Scudder Variable Series I:
      International Portfolio B                                                                      77

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Assets and Liabilities
December 31, 2001

Sub-account net assets, continued:
   MFS Variable Insurance Trust:
      MFS Research Series                                                                    $   69,147
      MFS Research Series B                                                                          85
      MFS Investors Trust Series                                                                  6,096
      MFS Investors Trust Series B                                                                   88
      MFS Emerging Growth Series                                                                 25,207
      MFS Emerging Growth Series B                                                                   82
      MFS High Income Series                                                                      5,779
      MFS High Income Series B                                                                       97
      MFS Global Government Series B                                                                103
      MFS New Discovery Series B                                                                  3,273
   Oppenheimer Variable Account Funds:
      Oppenheimer Bond Fund/VA                                                                   21,905
   Putnam Variable Trust:
      Putnam VT Growth & Income Fund                                                             64,592
      Putnam VT Growth & Income Fund B                                                               92
      Putnam VT Vista Fund                                                                      287,088
      Putnam VT Vista Fund B                                                                         82
      Putnam VT International Growth Fund                                                        51,843
      Putnam VT International Growth Fund B                                                       3,208
      Putnam VT International New Opp Fund B                                                         84
      Putnam VT New Value Fund B                                                                     96
   Franklin Templeton Variable Products Series Fund:
      Templeton Int'l Securities Fund                                                            47,118
      Templeton Int'l Securities Fund B                                                           2,930
      Templeton Developing Markets Securities Fund                                               26,161
      Templeton Developing Markets Securities Fund B                                                 94
      Franklin Small Cap Fund B                                                                   2,177
      Franklin Large Cap Growth Securities Fund B                                                 3,148
      Mutual Shares Securities Fund B                                                                98
      Templeton Global Income Securities Fund B                                                     104
      Templeton Growth Securities Fund B                                                             97
   Fidelity Investments:
      Fidelity Equity-Income Fund B                                                                  94
      Fidelity Growth Fund B                                                                      6,666
      Fidelity High Income Fund B                                                                    89
   American Century Var. Portfolios, Inc.:
      VP Income & Growth Fund                                                                        92
      VP International Fund                                                                          82
      VP Value Fund                                                                                 108
   New England Zenith Fund:
      Davis Venture Value E                                                                       7,180
      Harris Oakmark Mid Cap Value B                                                              4,457
   Dreyfus Variable Investment Fund:
      Dreyfus VIF Capital Appreciation Portfolio B                                                6,188
      Dreyfus VIF Disciplined Stock Port. B                                                          89
      Dreyfus Stock Index Fund B                                                                     90
   INVESCO Variable Investment Funds, Inc.:
      VIF Dynamics Fund                                                                              84
      VIF High Yield Fund                                                                            84

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Assets and Liabilities
December 31, 2001

Sub-account net assets, continued:
   PIMCO Variable Trust:
      High Yield Bond Portfolio                                                              $      101
      Low Duration Bond Portfolio                                                                   103
      StocksPLUS Growth & Income Portfolio                                                        4,477
      Total Return Bond Portfolio                                                                   106
                                                                                             ----------
         Net assets                                                                          $3,309,175
                                                                                             ==========

See accompanying notes to financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Year ended December 31, 2001

                                                                            Met Investors
                                           ------------------------------------------------------------------------------
                                           Lord Abbett     Lord Abbett                       Lord Abbett
                                             Growth        Growth and        Lord Abbett        Bond         Lord Abbett
                                              and            Income              Bond         Debenture       Developing
                                             Income      Portfolio B (a)     Debenture     Portfolio B (a)     Growth
                                           -----------   ---------------   -------------   ---------------   ------------
Investment income:
   Dividends                                $  7,368              1           17,692               8                --
                                            --------           ----           ------             ---            ------

Expenses:
   Mortality and expense risk                  9,798            161            2,797              66             1,030
   Administrative fee                          1,176             35              336              15               124
                                            --------           ----           ------             ---            ------

      Total expenses                          10,974            196            3,133              81             1,154
                                            --------           ----           ------             ---            ------

      Net investment income (loss)            (3,606)          (195)          14,559             (73)           (1,154)
                                            --------           ----           ------             ---            ------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
      shares                                   6,115             (1)          (3,909)             (3)             (231)
   Realized gain distributions                    --             --               --              --                --
                                            --------           ----           ------             ---            ------

      Net realized gain (loss)                 6,115             (1)          (3,909)             (3)             (231)
                                            --------           ----           ------             ---            ------

Change in unrealized appreciation
      (depreciation)                         (56,368)           310           (5,559)            314            (2,035)
                                            --------           ----           ------             ---            ------

      Net increase (decrease) in net
         assets from operations             $(53,859)           114            5,091             238            (3,420)
                                            ========           ====           ======             ===            ======

                                                     Met Investors
                                           -------------------------------
                                             Lord Abbett       Lord Abbett
                                              Developing         Large
                                                Growth            Cap
                                            Portfolio B (a)   Research (b)
                                           ----------------   ------------
Investment income:
   Dividends                                      --              1,138
                                                 ---            -------

Expenses:
   Mortality and expense risk                      2                254
   Administrative fee                             --                 31
                                                 ---            -------

      Total expenses                               2                285
                                                 ---            -------
      Net investment income (loss)                (2)               853
                                                 ---            -------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
      shares                                      --             21,797
   Realized gain distributions                    --              4,663
                                                 ---            -------

      Net realized gain (loss)                    --             26,460
                                                 ---            -------

Change in unrealized appreciation
   (depreciation)                                128            (28,900)
                                                 ---            -------

      Net increase (decrease) in net
         assets from operations                  126             (1,587)
                                                 ===            =======

(a) For the period from May 1, 2001 to December 31, 2001.

(b) For the period from January 1, 2001 to February 12, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Year ended December 31, 2001

                                                                         Met Investors
                                           -------------------------------------------------------------------------
                                                            Lord Abbett                    JP Morgan       JP Morgan
                                           Lord Abbett       Mid-Cap        JP Morgan       Quality         Small
                                             Mid-Cap           Value         Quality         Bond            Cap
                                              Value       Portfolio B (a)     Bond      Portfolio B (a)     Stock
                                           -----------   ----------------   ---------   ---------------   ----------
Investment income:
   Dividends                                 $ 1,087             --           3,220              5             171
                                             -------            ---           -----           ----         -------

Expenses:
   Mortality and expense risk                  2,853             57             858             22           1,271
   Administrative fee                            342             12             103              5             153
                                             -------            ---           -----           ----         -------
      Total expenses                           3,195             69             961             27           1,424
                                             -------            ---           -----           ----         -------

      Net investment income (loss)            (2,108)           (69)          2,259            (22)         (1,253)
                                             -------            ---           -----           ----         -------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
      shares                                   2,798            145             382             --          (2,789)
   Realized gain distributions                20,100              9              --             --          13,745
                                             -------            ---           -----           ----         -------
      Net realized gain (loss)                22,898            154             382             --          10,956
                                             -------            ---           -----           ----         -------

Change in unrealized appreciation
      (depreciation)                          (4,210)           665             890           (150)        (22,859)
                                             -------            ---           -----           ----         -------

        Net increase (decrease) in net
           assets from operations            $16,580            750           3,531           (172)        (13,156)
                                             =======            ===           =====           ====         =======

                                                   Met Investors
                                           ----------------------------
                                              JP Morgan
                                                Small         JP Morgan
                                              Cap Stock       Enhanced
                                            Portfolio B(a)     Index
                                           ---------------   ----------
Investment income:
   Dividends                                      --            2,244
                                             --------         --------

Expenses:
   Mortality and expense risk                     --            3,486
   Administrative fee                             --              418
                                             --------         --------
      Total expenses                              --            3,904
                                             --------         --------

      Net investment income (loss)                --           (1,660)
                                             --------         --------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
      shares                                      --           (4,155)
   Realized gain distributions                    13                -
                                             --------         --------
      Net realized gain (loss)                    13           (4,155)
                                             --------         --------

Change in unrealized appreciation
      (depreciation)                             (17)         (33,030)
                                             --------         --------

      Net increase (decrease) in net
         assets from operations                   (4)         (38,845)
                                             ========         ========

(a) For the period from May 1, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Year ended December 31, 2001

                                                                      Met Investors
                                            -------------------------------------------------------------------------
                                            JP Morgan                 JP Morgan                          JP Morgan
                                            Enhanced    JP Morgan      Select           JP Morgan      International
                                              Index      Select        Equity         International       Equity
                                              B (a)      Equity     Portfolio B (a)      Equity       Portfolio B (a)
                                            ---------   ---------   ---------------   -------------   ---------------
Investment income:
   Dividends                                  $  1           628          --               1,775              1
                                              -----      --------       -----            --------           ----

 Expenses:
   Mortality and expense risk                   --         1,739          35               1,761             --
   Administrative fee                           --           209           8                 211             --
                                              -----      --------       -----            --------           ----
      Total expenses                            --         1,948          43               1,972             --
                                              -----      --------       -----            --------           ----

      Net investment income (loss)               1        (1,320)        (43)               (197)             1
                                              -----      --------       -----            --------           ----

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
      shares                                    --        (5,318)         --              (4,160)            --
   Realized gain distributions                  --         2,847           2              16,845             11
                                              -----      --------       -----            --------           ----
      Net realized gain (loss)                  --        (2,471)          2              12,685             11
                                              -----      --------       -----            --------           ----

 Change in unrealized appreciation
      (depreciation)                           (10)       (7,228)         17             (47,870)           (27)
                                              -----      --------       -----            --------           ----

      Net increase (decrease) in net
         assets from operations               $ (9)      (11,019)        (24)            (35,382)           (15)
                                              =====      ========       =====            ========           ====

                                                  Met Investors
                                            ------------------------
                                               Met      Oppenheimer
                                             Putnam       Capital
                                            Research    Appreciation
                                              B(a)          B(a)
                                            ---------   ------------
Investment income:
   Dividends                                    --            4
                                               ---          ---

Expenses:
   Mortality and expense risk                   --            7
   Administrative fee                           --            1
                                               ---          ---
      Total expenses                            --            8
                                               ---          ---

      Net investment income (loss)              --           (4)
                                               ---          ---

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
      shares                                    --           --
   Realized gain distributions                  --           --
                                               ---          ---
      Net realized gain (loss)                  --           --
                                               ---          ---

Change in unrealized appreciation
      (depreciation)                           (12)         (74)
                                               ---          ---

        Net increase (decrease) in net
           assets from operations              (12)         (78)
                                               ===          ===

(a)  For the period from May 1, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Year ended December 31, 2001

                                                                       Met Investors
                                            ---------------------------------------------------------------------
                                              PIMCO       Janus                        Lord Abbett      PIMCO
                                              Money     Aggressive     Lord Abbett       Growth      Total Return
                                              Market      Growth         Growth        Opportunity       Bond
                                               B(a)        B(a)      Opportunity (a)       B(a)          B(a)
                                            ---------   ----------   ---------------   -----------   ------------
Investment income:
   Dividends                                    $2           --             --              --            150
                                               ---          ---            ---             ---            ---

Expenses:
   Mortality and expense risk                   --           --             --              31             12
   Administrative fee                           --           --             --               7              3
                                               ---          ---            ---             ---            ---
      Total expenses                            --           --             --              38             15
                                               ---          ---            ---             ---            ---

      Net investment income (loss)               2           --             --             (38)           135
                                               ---          ---            ---             ---            ---

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
      shares                                    --           --             --              --             --
   Realized gain distributions                  --           --             --              --             63
                                               ---          ---            ---             ---            ---
      Net realized gain (loss)                  --           --             --              --             63
                                               ---          ---            ---             ---            ---

Change in unrealized appreciation
      (depreciation)                            --          (17)            (8)             76            (84)
                                               ---          ---            ---             ---            ---

        Net increase (decrease) in net
           assets from operations               $2          (17)            (8)             38            114
                                               ===          ===            ===             ===            ===

                                                Met Investors
                                            ---------------------
                                                           MFS
                                              PIMCO      Mid Cap
                                            Innovation   Growth
                                               B (a)       B (a)
                                            ----------   --------
Investment income:
   Dividends                                     --         --
                                                ---        ---

Expenses:
   Mortality and expense risk                    --          2
   Administrative fee                            --         --
                                                ---        ---
      Total expenses                             --          2
                                                ---        ---

      Net investment income (loss)               --         (2)
                                                ---        ---

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
      shares                                     --         --
   Realized gain distributions                   --         --
                                                ---        ---
      Net realized gain (loss)                   --         --
                                                ---        ---

Change in unrealized appreciation
      (depreciation)                            (25)        (1)
                                                ---        ---

         Net increase (decrease) in net
            assets from operations              (25)        (3)
                                                ===        ===

(a)  For the period from May 1, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Year ended December 31, 2001

                                                                  Met Investors                         MetLife    GACC    Russell
                                           ----------------------------------------------------------   -------   ------   -------
                                                MFS            MIST           MIST          MIST
                                             Research          AIM            AIM            SSR         Stock             Multi-
                                           International      MidCap        Small Cap    Concentrated    Index    Money     Style
                                               B (a)       Equity B (c)   Growth B (c)   Int'l B (c)     B (c)    Market   Equity
                                           -------------   ------------   ------------   ------------   -------   ------   -------
Investment income:
    Dividends                                   $ 6             --             --              --          --        --        200
                                                ---            ---            ---             ---         ---       ---     ------

Expenses:
    Mortality and expense risk                    6             --              2              --           5         1        538
    Administrative fee                            1             --             --              --           1        --         64
                                                ---            ---            ---             ---         ---       ---     ------
        Total expenses                            7             --              2              --           6         1        602
                                                ---            ---            ---             ---         ---       ---     ------

        Net investment income (loss)             (1)            --             (2)             --          (6)       (1)      (402)
                                                ---            ---            ---             ---         ---       ---     ------

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                     --              3             --              --          --        --       (524)
    Realized gain distributions                  --             --             --               1          --        --        648
                                                ---            ---            ---             ---         ---       ---     ------
        Net realized gain (loss)                 --              3             --               1          --        --        124
                                                ---            ---            ---             ---         ---       ---     ------

Change in unrealized appreciation
      (depreciation)                             28              6             49               9         (27)        4     (6,405)
                                                ---            ---            ---             ---         ---       ---     ------

        Net increase (decrease) in net
          assets from operations                $27              9             47              10         (33)        3     (6,683)
                                                ===            ===            ===             ===         ===       ===     ======

(a)  For the period from May 1, 2001 to December 31, 2001.

(c)  For the period from October 9, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Year ended December 31, 2001

                                                             Russell                                   AIM
                                           ----------------------------------------   -----------------------------------------
                                                                            Real                       V.I.           V.I.
                                           Aggressive            Core      Estate     V.I. Value     Capital      International
                                             Equity     Non-US   Bond    Securities      Value     Appreciation      Equity
                                           ----------   ------   -----   ----------   ----------   ------------   -------------
Investment income:
    Dividends                                 $  8         182   2,953       389            63            --             87
                                              ----      ------   -----       ---        ------       -------         ------

Expenses:
    Mortality and expense risk                  74         250     603        86           598           727            332
    Administrative fee                           9          30      73        10            72            87             40
                                              ----      ------   -----       ---        ------       -------         ------
        Total expenses                          83         280     676        96           670           814            372
                                              ----      ------   -----       ---        ------       -------         ------

        Net investment income (loss)           (75)        (98)  2,277       293          (607)         (814)          (285)
                                              ----      ------   -----       ---        ------       -------         ------

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                   (18)       (292)     47        21          (961)         (434)          (602)
    Realized gain distributions                 --          --     443       169           963         4,966            681
                                              ----      ------   -----       ---        ------       -------         ------
        Net realized gain (loss)               (18)       (292)    490       190             2         4,532             79
                                              ----      ------   -----       ---        ------       -------         ------

Change in unrealized appreciation
      (depreciation)                            31      (4,550)   (853)      179        (6,642)      (19,864)        (7,304)
                                              ----      ------   -----       ---        ------       -------         ------

        Net increase (decrease) in net
          assets from operations              $(62)     (4,940)  1,914       662        (7,247)      (16,146)        (7,510)
                                              ====      ======   =====       ===        ======       =======         ======


See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Year ended December 31, 2001

                                                                                Alliance
                                           ---------------------------------------------------------------------------------
                                                                        Bernstein       Bernstein
                                                        Premier            Real        Real Estate     Bernstein   Bernstein
                                           Premier       Growth           Estate        Investment     Small Cap     Value
                                            Growth    Portfolio B (a)   Investment   Portfolio B (a)     B (a)       B (a)
                                           --------   ---------------   ----------   ---------------   ---------   ---------
Investment income:
    Dividends                              $     --          --             835              4             --          --
                                           --------         ---           -----            ---            ---         ---

Expenses:
    Mortality and expense risk                1,307           2             273              1             --          --
    Administrative fee                          157          --              33             --             --          --
                                           --------         ---           -----            ---            ---         ---
        Total expenses                        1,464           2             306              1             --          --
                                           --------         ---           -----            ---            ---         ---

        Net investment income (loss)         (1,464)         (2)            529              3             --          --
                                           --------         ---           -----            ---            ---         ---

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                   (598)         --              23             --             --          --
    Realized gain distributions               5,926           5              --             --             --          --
                                           --------         ---           -----            ---            ---         ---
        Net realized gain (loss)              5,328           5              23             --             --          --
                                           --------         ---           -----            ---            ---         ---

Change in unrealized appreciation
      (depreciation)                        (23,496)         30           1,831             45             12           1
                                           --------         ---           -----            ---            ---         ---

        Net increase (decrease) in net
          assets from operations           $(19,632)         33           2,383             48             12           1
                                           ========         ===           =====            ===            ===         ===

                                              Liberty
                                           ------------
                                             Newport
                                              Tiger
                                              Fund,
                                           Variable (a)
                                           ------------
Investment income:
    Dividends                                    1
                                               ---

Expenses:
    Mortality and expense risk                  --
    Administrative fee                          --
                                               ---
        Total expenses                          --
                                               ---

        Net investment income (loss)             1
                                               ---

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                    --
    Realized gain distributions                 --
                                               ---
        Net realized gain (loss)                --
                                               ---

Change in unrealized appreciation
      (depreciation)                           (14)
                                               ---

        Net increase (decrease) in net
          assets from operations               (13)
                                               ===

(a)  For the period from May 1, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Year ended December 31, 2001

                                                                Goldman Sachs
                                           --------------------------------------------------------

                                             Growth
                                              and       International     Global        Internet
                                           Income (d)     Equity (d)    Income (d)   Tollkeeper (d)
                                           ----------   -------------   ----------   --------------
Investment income:
    Dividends                                  $--             1             4             --
                                               ---           ---           ---            ---

Expenses:
    Mortality and expense risk                  --            --            --             --
    Administrative fee                          --            --            --             --
                                               ---           ---           ---            ---
        Total expenses                          --            --            --             --
                                               ---           ---           ---            ---

        Net investment income (loss)            --             1             4             --
                                               ---           ---           ---            ---

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                    --            --            --             --
    Realized gain distributions                 --            --            --             --
                                               ---           ---           ---            ---
        Net realized gain (loss)                --            --            --             --
                                               ---           ---           ---            ---

Change in unrealized appreciation
      (depreciation)                            (4)          (17)           (1)           (24)
                                               ---           ---           ---            ---

        Net increase (decrease) in net
          assets from operations               $(4)          (16)            3            (24)
                                               ===           ===           ===            ===

                                                       Scudder II
                                           -----------------------------------
                                             Small      Small
                                              Cap        Cap      Government
                                           Growth (a)   Value   Securities (a)
                                           ----------   -----   --------------
Investment income:
    Dividends                                  --          --          --
                                              ---       -----         ---

Expenses:
    Mortality and expense risk                 --         632          --
    Administrative fee                         --          76          --
                                              ---       -----         ---
        Total expenses                         --         708          --
                                              ---       -----         ---

        Net investment income (loss)           --        (708)         --
                                              ---       -----         ---

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                   --         130          --
    Realized gain distributions                --          --          --
                                              ---       -----         ---
        Net realized gain (loss)               --         130          --
                                              ---       -----         ---

Change in unrealized appreciation
      (depreciation)                          (15)      8,219           5
                                              ---       -----         ---

        Net increase (decrease) in net
          assets from operations              (15)      7,641           5
                                              ===       =====         ===

(a)  For the period from May 1, 2001 to December 31, 2001.

(d)  For the period from May 11, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Year ended December 31, 2001

                                              Scudder I                                  MFS
                                           ---------------   -------------------------------------------------------------
                                                                                       Investors    Investors
                                            International                 Research       Trust        Trust       Emerging
                                           Portfolio B (a)   Research   Series B (a)    Series     Series B (a)    Growth
                                           ---------------   --------   ------------   ---------   ------------   --------
Investment income:
    Dividends                                    $ --              10         --            33          --              --
                                                 ----         -------        ---        ------         ---         -------

Expenses:
    Mortality and expense risk                     --             878         --            78          --             310
    Administrative fee                             --             105         --            10          --              37
                                                 ----         -------        ---        ------         ---         -------
        Total expenses                             --             983         --            88          --             347
                                                 ----         -------        ---        ------         ---         -------

        Net investment income (loss)               --            (973)        --           (55)         --            (347)
                                                 ----         -------        ---        ------         ---         -------

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                       --            (653)        --           (11)         --            (255)
    Realized gain distributions                    --          10,052         --           170          --           1,635
                                                 ----         -------        ---        ------         ---         -------
        Net realized gain (loss)                   --           9,399         --           159          --           1,380
                                                 ----         -------        ---        ------         ---         -------

Change in unrealized appreciation
      (depreciation)                              (23)        (24,813)       (15)       (1,055)        (11)        (11,624)
                                                 ----         -------        ---        ------         ---         -------

        Net increase (decrease) in net
          assets from operations                 $(23)        (16,387)       (15)         (951)        (11)        (10,591)
                                                 ====         =======        ===        ======         ===         =======

(a) For the period from May 1, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Year ended December 31, 2001

                                                                         MFS                                   Oppenheimer   Putnam
                                          ------------------------------------------------------------------   -----------   ------
                                                                                                                               VT
                                            Emerging                 High          Global          New                       Growth
                                            Growth        High      Income       Governments    Discovery         Bond        and
                                          Series B (a)   Income   Series B (a)   Series B (a)   Series B (a)    Fund (VA)    Income
                                          ------------   ------   ------------   ------------   ------------   -----------   ------
Investment income:
   Dividends                                  $ --         488         --             --              --          1,605       1,082
                                              ----        ----        ---            ---             ---          -----      ------

Expenses:
   Mortality and expense risk                   --          71         --             --               1            264         782
   Administrative fee                           --           8         --             --              --             32          94
                                              ----        ----        ---            ---             ---          -----      ------
       Total expenses                           --          79         --             --               1            296         876
                                              ----        ----        ---            ---             ---          -----      ------

       Net investment income (loss)             --         409         --             --              (1)         1,309         206
                                              ----        ----        ---            ---             ---          -----      ------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                     --          (2)        --             --              --             (1)        (44)
   Realized gain distributions                  --          --         --             --              --             --         755
                                              ----        ----        ---            ---             ---          -----      ------
       Net realized gain (loss)                 --          (2)        --             --              --             (1)        711
                                              ----        ----        ---            ---             ---          -----      ------

Change in unrealized appreciation
   (depreciation)                              (18)       (509)        (2)             4             131           (214)     (5,014)
                                              ----        ----        ---            ---             ---          -----      ------

       Net increase (decrease) in net
          assets from operations              $(18)       (102)        (2)             4             130          1,094      (4,097)
                                              ====        ====        ===            ===             ===          =====      ======

(a) For the period from May 1, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Year ended December 31, 2001

                                                                 Putnam
                                           ---------------------------------------------------
                                               VT
                                             Growth                   VT             VT
                                           and Income     VT         Vista       International
                                              B (a)      Vista     Class B (a)      Growth
                                           ----------   --------   -----------   -------------
Investment income:
   Dividends                                  $--             --        --              201
                                              ---       --------       ---          -------

Expenses:
   Mortality and expense risk                  --          3,852        --              649
   Administrative fee                          --            462        --               78
                                              ---       --------       ---          -------
       Total expenses                          --          4,314        --              727
                                              ---       --------       ---          -------

       Net investment income (loss)            --         (4,314)       --             (526)
                                              ---       --------       ---          -------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                    --         (2,844)       --             (219)
   Realized gain distributions                 --         38,199        --            6,287
                                              ---       --------       ---          -------
       Net realized gain (loss)                --         35,355        --            6,068
                                              ---       --------       ---          -------

Change in unrealized appreciation
   (depreciation)                              (7)      (167,650)      (18)         (17,157)
                                              ---       --------       ---          -------

       Net increase (decrease) in net
          assets from operations              $(7)      (136,609)      (18)         (11,615)
                                              ===       ========       ===          =======

                                                           Putnam
                                           -------------------------------------------
                                                VT            VT Int'l         VT
                                           International        New            New
                                              Growth       Opportunities      Value
                                            Fund B (a)         B (a)       Class B (a)
                                           -------------   -------------   -----------
Investment income:
    Dividends
                                                 --              --             --
                                                ---             ---            ---
Expenses:
    Mortality and expense risk
    Administrative fee                            1              --             --
                                                 --              --             --
        Total expenses                          ---             ---            ---
                                                  1              --             --
                                                ---             ---            ---
        Net investment income (loss)
                                                 (1)             --             --
                                                ---             ---            ---
Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares
    Realized gain distributions                  --              --             --
                                                 --              --             --
        Net realized gain (loss)                ---             ---            ---
                                                 --              --             --
                                                ---             ---            ---
Change in unrealized appreciation
      (depreciation)
                                                 65             (15)            (3)
                                                ---             ---            ---
        Net increase (decrease) in net
          assets from operations
                                                 64             (15)            (3)
                                                ===             ===            ===

(a) For the period from May 1, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Year ended December 31, 2001

                                                                     Templeton
                                           -------------------------------------------------------------

                                                           International   Developing      Developing
                                           International    Securities      Markets         Markets
                                            Securities      Fund B (a)     Securities   Securities B (a)
                                           -------------   -------------   ----------   ----------------
Investment income:
    Dividends                                $  1,683             3             273              1
                                             --------          ----          ------            ---

Expenses:
    Mortality and expense risk                    628            14             301             --
    Administrative fee                             75             3              36             --
                                             --------          ----          ------            ---
        Total expenses                            703            17             337             --
                                             --------          ----          ------            ---

        Net investment income (loss)              980           (14)            (64)             1
                                             --------          ----          ------            ---

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                   (2,093)           --             (38)            --
    Realized gain distributions                12,605            22              --             --
                                             --------          ----          ------            ---
        Net realized gain (loss)               10,512            22             (38)            --
                                             --------          ----          ------            ---

Change in unrealized appreciation
      (depreciation)                          (20,371)         (238)         (1,664)            (6)
                                             --------          ----          ------            ---

        Net increase (decrease) in net
          assets from operations             $ (8,879)         (230)         (1,766)            (5)
                                             ========          ====          ======            ===

                                                          Templeton
                                           ----------------------------------------
                                           Franklin      Franklin         Mutual
                                            Small        Large Cap        Shares
                                             Cap          Growth         Securities
                                            B (a)     Securities B (a)     B (a)
                                           --------   ----------------   ----------
Investment income:
    Dividends                                 --             --               2
                                             ---            ---             ---

Expenses:
    Mortality and expense risk                11              3              --
    Administrative fee                         2              1              --
                                             ---            ---             ---
        Total expenses                        13              4              --
                                             ---            ---             ---

        Net investment income (loss)         (13)            (4)              2
                                             ---            ---             ---

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                  --             --              --
    Realized gain distributions               --             21               6
                                             ---            ---             ---
        Net realized gain (loss)              --             21               6
                                             ---            ---             ---

Change in unrealized appreciation
      (depreciation)                          35             32              (9)
                                             ---            ---             ---

        Net increase (decrease) in net
          assets from operations              22             49              (1)
                                             ===            ===             ===

(a) For the period from May 1, 2001 to December 31, 2001

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Year ended December 31, 2001

                                               Templeton                       Fidelity                        American Century
                                        -----------------------   --------------------------------------   -------------------------
                                         Templeton                      VIP
                                          Global       Growth        Equity-          VIP       VIP            VP          VP
                                          Income     Securities      Income         Growth   High Income    Income &      Inter-
                                        Fund B (a)   Fund B (a)   Portfolio B (d)    B (d)   Fund B (d)    Growth (e)   national (e)
                                        ----------   ----------   ---------------   ------   -----------   ----------   -----------
Investment income:
   Dividends                                $ 3           2             --            --          --          --            --
                                            ---         ---            ---           ---         ---         ---           ---

Expenses:
   Mortality and expense risk                --          --             --             3          --          --            --
   Administrative fee                        --          --             --             1          --          --            --
                                            ---         ---            ---           ---         ---         ---           ---
      Total expenses                         --          --             --             4          --          --            --
                                            ---         ---            ---           ---         ---         ---           ---

      Net investment income (loss)            3           2             --            (4)         --          --            --
                                            ---         ---            ---           ---         ---         ---           ---

Net realized gain (loss) on
  investments:
    Realized gain (loss) on
      sale of fund shares                    --          --             --            --          --          --            --
    Realized gain distributions              --          17             --            --          --          --            --
                                            ---         ---            ---           ---         ---         ---           ---
      Net realized gain (loss)               --          17             --            --          --          --            --
                                            ---         ---            ---           ---         ---         ---           ---

Change in unrealized appreciation
      (depreciation)                          2         (20)            (5)           45         (10)         (7)          (18)
                                            ---         ---            ---           ---         ---         ---           ---

      Net increase (decrease) in net
         assets from operations             $ 5          (1)            (5)           41         (10)         (7)          (18)
                                            ===         ===            ===           ===         ===         ===           ===

(a) For the period from May 1, 2001 to December 31, 2001.

(d) For the period from May 11, 2001 to December 31, 2001.

(e) For the period from May 4, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Year ended December 31, 2001

                                           American
                                           Century              Zenith                               Dreyfus
                                           ---------   -------------------------   -------------------------------------------
                                                                       Harris           VIF
                                                          Davis       Oakmark         Capital             VIF         Stock
                                              VP         Venture      Mid Cap       Appreciation      Disciplined     Index
                                           Value (e)   Value E (a)   Value B (a)    Portfolio B (e)   Stock B (e)   Fund B (e)
                                           ---------   -----------   -----------   ----------------   -----------   ----------
Investment income:
    Dividends                                 $--          --              --              1               --            1
                                              ---         ---            ----            ---              ---          ---

Expenses:
    Mortality and expense risk                 --           5               3              3               --           --
    Administrative fee                         --           1               1             --               --           --
                                              ---         ---            ----            ---              ---          ---
        Total expenses                         --           6               4              3               --           --
                                              ---         ---            ----            ---              ---          ---

        Net investment income (loss)           --          (6)             (4)            (2)              --            1
                                              ---         ---            ----            ---              ---          ---

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                   --          --              --             --               --           --
    Realized gain distributions                --          --              --             --               --           --
                                              ---         ---            ----            ---              ---          ---
        Net realized gain (loss)               --          --              --             --               --           --
                                              ---         ---            ----            ---              ---          ---

Change in unrealized appreciation
      (depreciation)                            9          50             135             --              (10)         (10)
                                              ---         ---            ----            ---              ---          ---

        Net increase (decrease) in net
          assets from operations              $ 9          44             131             (2)             (10)          (9)
                                              ===         ===            ====            ===              ===          ===

(a) For the period from May 1, 2001 to December 31, 2001.

(e) For the period from May 4, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Operations
Year ended December 31, 2001

                                                    Invesco                             PIMCO
                                           ------------------------   -------------------------------------------
                                                            VIF        High        Low       StocksPLUS    Total
                                               VIF          High       Yield     Duration     Growth &     Return
                                           Dynamics (d)   Yield (d)   Bond (d)    Bond (d)   Income (d)   Bond (d)    Total
                                           ------------   ---------   --------   ---------   ----------   --------   --------
Investment income:
    Dividends                                  $ --            9          5           3           49          3        45,685
                                               ----          ---        ---         ---          ---        ---      --------

Expenses:
    Mortality and expense risk                   --           --         --          --            2         --        39,538
    Administrative fee                           --           --         --          --           --         --         4,788
                                               ----          ---        ---         ---          ---        ---      --------
        Total expenses                           --           --         --          --            2         --        44,326
                                               ----          ---        ---         ---          ---        ---      --------

        Net investment income (loss)             --            9          5           3           47          3         1,359
                                               ----          ---        ---         ---          ---        ---      --------

Net realized gain (loss) on investments:
    Realized gain (loss) on sale of fund
      shares                                     --           --         --          --           --         --         1,306
    Realized gain distributions                  --           --         --           1           --          2       141,872
                                               ----          ---         --         ---          ---        ---      --------
        Net realized gain (loss)                 --           --         --           1           --          2       143,178
                                               ----          ---        ---         ---          ---        ---      --------

Change in unrealized appreciation
      (depreciation)                            (15)         (25)        (4)         --          (19)         1      (514,921)
                                               ----          ---        ---         ---          ---        ---      --------

        Net increase (decrease) in net
          assets from operations               $(15)         (16)         1           4           28          6      (370,384)
                                               ====          ===        ===         ===          ===        ===      ========

(d) For the period from May 11, 2001 to December 31, 2001.

See accompanying notes to financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2001

                                                                   Met Investors
                                          -------------------------------------------------------------
                                          Lord Abbett     Lord Abbett                     Lord Abbett
                                            Growth        Growth and      Lord Abbett        Bond
                                             and            Income           Bond          Debenture
                                            Income      Portfolio B (a)    Debenture    Portfolio B (a)
                                          -----------   ---------------   -----------   ---------------
Increase (decrease) in net assets from
   operations:
      Investment income (loss)            $  (3,606)          (195)          14,559            (73)
      Net realized gain (loss)                6,115             (1)          (3,909)            (3)
      Change in unrealized appreciation
         (depreciation)                     (56,368)           310           (5,559)           314
                                          ---------        -------          -------         ------
         Net increase (decrease) from
            operations                      (53,859)           114            5,091            238
                                          ---------        -------          -------         ------

Contract transactions:
   First MetLife Investors Insurance
      Company payments                           --            100               --            100
   First MetLife Investors Insurance
      Company redemptions                        --             --               --             --
   Payments received from contract
      owners                                 28,019         48,381               --         25,304
   Transfers between sub-accounts
      (including fixed account), net        253,786          6,959              694           (169)
   Transfers for contract benefits and
      terminations                          (93,608)           127          (51,278)             2
                                          ---------        -------          -------         ------
         Net increase (decrease) in net
            assets from contract
            transactions                    188,197         55,567          (50,584)        25,237
                                          ---------        -------          -------         ------

         Net increase (decrease) in net
            assets                          134,338         55,681          (45,493)        25,475

Net assets at beginning of period           622,601             --          224,144             --
                                          ---------        -------          -------         ------
Net assets as end of period               $ 756,939         55,681          178,651         25,475
                                          =========        =======          =======         ======

                                                          Met Investors
                                          --------------------------------------------
                                                          Lord Abbett      Lord Abbett
                                          Lord Abbett     Developing          Large
                                           Developing       Growth            Cap
                                             Growth     Portfolio B (a)   Research (b)
                                          -----------   ---------------   ------------
Increase (decrease) in net assets from
   operations:
      Investment income (loss)              (1,154)             (2)              853
      Net realized gain (loss)                (231)             --            26,460
      Change in unrealized appreciation
          (depreciation)                    (2,035)            128           (28,900)
                                            ------           -----          --------
         Net increase (decrease) from
          operations                        (3,420)            126            (1,587)
                                            ------           -----          --------

Contract transactions:
   First MetLife Investors Insurance
      Company payments                          --             100                --
   First MetLife Investors Insurance
      Company redemptions                       --              --                --
   Payments received from contract
      owners                                20,837           3,480            12,000
   Transfers between sub-accounts
      (including fixed account), net         9,191              --          (187,441)
   Transfers for contract benefits and
      terminations                            (381)             (1)             (145)
                                            ------           -----          --------
      Net increase (decrease) in net
         assets from contract
         transactions                       29,647           3,579          (175,586)
                                            ------           -----          --------

         Net increase (decrease) in net
            assets                          26,227           3,705          (177,173)

Net assets at beginning of period           66,509              --           177,173
                                            ------           -----          --------
Net assets as end of period                 92,736           3,705                --
                                            ======           =====          ========

(a) For the period from May 1, 2001 to December 31, 2001.

(b) For the period from January 1, 2001 to February 12, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2001

                                                                   Met Investors
                                          -----------------------------------------------------------
                                                          Lord Abbett                    JP Morgan
                                          Lord Abbett       Mid-Cap       JP Morgan       Quality
                                            Mid-Cap          Value         Quality         Bond
                                             Value      Portfolio B (a)     Bond      Portfolio B (a)
                                          -----------   ---------------   ---------   ---------------
Increase (decrease) in net assets from
   operations:
      Investment income (loss)             $ (2,108)           (69)         2,259            (22)
      Net realized gain (loss)               22,898            154            382             --
      Change in unrealized appreciation
            (depreciation)                   (4,210)           665            890           (150)
         Net increase (decrease) from      --------         ------         ------         ------
            operations                       16,580            750          3,531           (172)
                                           --------         ------         ------         ------

Contract transactions:
   First MetLife Investors Insurance
      Company payments                           --            100             --            100
   First MetLife Investors Insurance
      Company redemptions                        --             --             --             --
   Payments received from contract
      owners                                 40,909         23,205         14,472         10,000
   Transfers between sub-accounts
      (including fixed account), net          4,163         (4,491)            --          2,666
   Transfers for contract benefits and
      terminations                           (6,045)            60         (5,425)            51
         Net increase (decrease) in net
            assets from contract           --------         ------         ------         ------
            transactions                     39,027         18,874          9,047         12,817
                                           --------         ------         ------         ------

         Net increase (decrease) in net
            assets                           55,607         19,624         12,578         12,645

Net assets at beginning of period           192,911             --         55,818             --
                                           --------         ------         ------         ------
Net assets as end of period                $248,518         19,624         68,396         12,645
                                           ========         ======         ======         ======

                                                       Met Investors
                                          ---------------------------------------
                                          JP Morgan      JP Morgan
                                            Small          Small        JP Morgan
                                             Cap         Cap Stock       Enhanced
                                            Stock     Portfolio B (a)     Index
                                          ---------   ---------------   ---------
Increase (decrease) in net assets from
   operations:
      Investment income (loss)              (1,253)          --           (1,660)
      Net realized gain (loss)              10,956           13           (4,155)
      Change in unrealized appreciation
            (depreciation)                 (22,859)         (17)         (33,030)
         Net increase (decrease) from      -------          ---          -------
            operations                     (13,156)          (4)         (38,845)
                                           -------          ---          -------

Contract transactions:
   First MetLife Investors Insurance
      Company payments                          --          100               --
   First MetLife Investors Insurance
      Company redemptions                       --           --               --
   Payments received from contract
      owners                                 1,710           --               --
   Transfers between sub-accounts
      (including fixed account), net       (21,886)          --            6,803
   Transfers for contract benefits and
      terminations                          (5,069)          --          (19,955)
      Net increase (decrease) in net
         assets from contract              -------          ---          -------
         transactions                      (25,245)         100          (13,152)
                                           -------          ---          -------

      Net increase (decrease) in net
         assets                            (38,401)          96          (51,997)

Net assets at beginning of period          132,576           --          305,416
                                           -------          ---          -------
Net assets as end of period                 94,175           96          253,419
                                           =======          ===          =======

(a)  For the period from May 1, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2001

                                                                    Met Investors
                                          -------------------------------------------------------------------------
                                          JP Morgan                  JP Morgan                         JP Morgan
                                           Enhanced   JP Morgan       Select          JP Morgan      International
                                            Index      Select         Equity        International        Equity
                                            B (a)      Equity     Portfolio B (a)       Equity      Portfolio B (a)
                                          ---------   ---------   ---------------   -------------   ---------------
Increase (decrease) in net assets from
   operations:
      Investment income (loss)              $  1        (1,320)          (43)            (197)              1
      Net realized gain (loss)                --        (2,471)            2           12,685              11
      Change in unrealized appreciation
            (depreciation)                   (10)       (7,228)           17          (47,870)            (27)
         Net increase (decrease) from       ----       -------        ------          -------             ---
            operations                        (9)      (11,019)          (24)         (35,382)            (15)
                                            ----       -------        ------          -------             ---

Contract transactions:
   First MetLife Investors Insurance
      Company payments                       100            --           100               --             100
   First MetLife Investors Insurance
      Company redemptions                     --            --            --               --              --
   Payments received from contract
      owners                                  --         2,362         6,000            3,936              --
   Transfers between sub-accounts
      (including fixed account), net          --       (16,243)        6,292           (2,394)             --
   Transfers for contract benefits and
      terminations                            (1)      (16,509)           66           (4,934)             --
         Net increase (decrease) in net     ----       -------        ------          -------             ---
            assets from contract
            transactions                      99       (30,390)       12,458           (3,392)            100
                                            ----       -------        ------          -------             ---

         Net increase (decrease) in net
            assets                            90       (41,409)       12,434          (38,774)             85

Net assets at beginning of period             --       163,475            --          167,002              --
                                            ----       -------        ------          -------             ---
Net assets as end of period                 $ 90       122,066        12,434          128,228              85
                                            ====       =======        ======          =======             ===

                                                Met Investors
                                          -----------------------
                                            Met      Oppenheimer
                                          Putnam        Capital
                                          Research   Appreciation
                                           B (a)         B (a)
                                          --------   ------------
Increase (decrease) in net assets from
   operations:
      Investment income (loss)               --            (4)
      Net realized gain (loss)               --            --
      Change in unrealized appreciation
            (depreciation)                  (12)          (74)
         Net increase (decrease) from       ---        ------
            operations                      (12)          (78)
                                            ---        ------

Contract transactions:
   First MetLife Investors Insurance
      Company payments                      100           100
   First MetLife Investors Insurance
      Company redemptions                    --            --
   Payments received from contract
      owners                                 --        10,598
   Transfers between sub-accounts
      (including fixed account), net         --            --
   Transfers for contract benefits and
      terminations                           (1)          (64)
         Net increase (decrease) in net
            assets from contract            ---        ------
            transactions                     99        10,634
                                            ---        ------

         Net increase (decrease) in net
            assets                           87        10,556

Net assets at beginning of period            --            --
                                            ---        ------
Net assets as end of period                  87        10,556
                                            ===        ======

(a)  For the period from May 1, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2001

                                                                                 Met Investors
                                          -----------------------------------------------------------------------------------------
                                          PIMCO      Janus                        Lord Abbett      PIMCO                      MFS
                                          Money    Aggressive    Lord Abbett        Growth      Total Return     PIMCO      Mid Cap
                                          Market    Growth         Growth         Opportunity      Bond        Innovation   Growth
                                          B (a)      B (a)      Opportunity (a)     B (a)          B (a)          B (a)      B (a)
                                          ------   ----------   ---------------   -----------   ------------   ----------   -------
Increase (decrease) in net assets from
   operations:
      Investment income (loss)             $  2         --             --              (38)           135          --           (2)
      Net realized gain (loss)               --         --             --               --             63          --           --
      Change in unrealized appreciation
            (depreciation)                   --        (17)            (8)              76            (84)        (25)          (1)
         Net increase (decrease) from      ----        ---            ---           ------         ------         ---        -----
            operations                        2        (17)            (8)              38            114         (25)          (3)
                                           ----        ---            ---           ------         ------         ---        -----

Contract transactions:
   First MetLife Investors Insurance
      Company payments                      100        100            100              100            100         100          100
   First MetLife Investors Insurance
      Company redemptions                    --         --             --               --             --          --           --
   Payments received from contract
      owners                                 --         --             --           11,220         17,663          --        2,120
   Transfers between sub-accounts
      (including fixed account), net         --         --             --            4,362             --          --           --
   Transfers for contract benefits and
      terminations                           (1)        (1)            --               33            (62)         (1)         (24)
         Net increase (decrease) in net
            assets from contract           ----        ---            ---           ------         ------         ---        -----
            transactions                     99         99            100           15,715         17,701          99        2,196
                                           ----        ---            ---           ------         ------         ---        -----

       Net increase (decrease) in net
         assets                             101         82             92           15,753         17,815          74        2,193

Net assets at beginning of period            --         --             --               --             --          --           --
                                           ----        ---            ---           ------         ------         ---        -----
Net assets as end of period                $101         82             92           15,753         17,815          74        2,193
                                           ====        ===            ===           ======         ======         ===        =====


(a)  For the period from May 1, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2001

                                                               Met Investors                           MetLife    GACC    Russell
                                          ----------------------------------------------------------   -------   ------   -------
                                               MFS            MIST           MIST          MIST
                                            Research          AIM            AIM           SSR          Stock             Multi-
                                          International      MidCap       Small Cap     Concentrated    Index    Money    Style
                                              B (a)       Equity B (c)   Growth B (c)   Int'l B (c)     B (c)    Market   Equity
                                          -------------   ------------   ------------   ------------   -------   ------   ------
Increase (decrease) in net assets from
   operations:
      Investment income (loss)               $   (1)            --             (2)            --           (6)     (1)      (402)
      Net realized gain (loss)                   --              3             --              1           --      --        124
      Change in unrealized appreciation
            (depreciation)                       28              6             49              9          (27)      4     (6,405)
         Net increase (decrease) from        ------            ---          -----            ---        -----     ---     ------
            operations                           27              9             47             10          (33)      3     (6,683)
                                             ------            ---          -----            ---        -----     ---     ------

Contract transactions:
   First MetLife Investors Insurance
      Company payments                          100            100            100            100          100      --         --
   First MetLife Investors Insurance
      Company redemptions                        --             --             --             --           --      --         --
   Payments received from contract
      owners                                  8,478             --          2,826             --        7,065      --     73,890
   Transfers between sub-accounts
      (including fixed account), net             --             --             --             --           --      --     (1,844)
   Transfers for contract benefits and
      terminations                              (45)             1            (11)            (1)         (38)     --         (3)
         Net increase (decrease) in net
            assets from contract
                                             ------            ---          -----            ---        -----     ---     ------
            transactions                      8,533            101          2,915             99        7,127      --     72,043
                                             ------            ---          -----            ---        -----     ---     ------

         Net increase (decrease) in net
            assets                            8,560            110          2,962            109        7,094       3     65,360

Net assets at beginning of period                --             --             --             --           --     108         90
                                             ------            ---          -----            ---        -----     ---     ------
Net assets as end of period                  $8,560            110          2,962            109        7,094     111     65,450
                                             ======            ===          =====            ===        =====     ===     ======

(a)  For the period from May 1, 2001 to December 31, 2001.

(c)  For the period from October 9, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2001

                                                                    Russell                                AIM
                                          -----------------------------------------   -------------------------------------
                                                                            Real                   V.I.           V.I.
                                          Aggressive             Core      Estate      V.I.      Capital      International
                                            Equity     Non-US    Bond    Securities   Value    Appreciation      Equity
                                          ----------   ------   ------   ----------   ------   ------------   -------------
Increase (decrease) in net assets from
   operations:
      Investment income (loss)              $  (75)       (98)   2,277        293       (607)       (814)          (285)
      Net realized gain (loss)                 (18)      (292)     490        190          2       4,532             79
      Change in unrealized appreciation
            (depreciation)                      31     (4,550)    (853)       179     (6,642)    (19,864)        (7,304)
         Net increase (decrease) from       ------     ------   ------     ------     ------     -------         ------
            operations                         (62)    (4,940)   1,914        662     (7,247)    (16,146)        (7,510)
                                            ------     ------   ------     ------     ------     -------         ------

Contract transactions:
   First MetLife Investors Insurance
      Company payments                          --         --       --         --         --          --             --
   First MetLife Investors Insurance
      Company redemptions                       --         --       --         --         --          --             --
   Payments received from contract
      owners                                 9,575     35,070   73,253     10,094      6,427      10,010          7,575
   Transfers between sub-accounts
      (including fixed account), net          (357)      (417)  (4,159)      (515)     1,136       7,932           (686)
   Transfers for contract benefits and
      terminations                              (3)         6       (2)        (2)        38         101            (20)
         Net increase (decrease) in net
            assets from contract            ------     ------   ------     ------     ------     -------         ------
            transactions                     9,215     34,659   69,092      9,577      7,601      18,043          6,869
                                            ------     ------   ------     ------     ------     -------         ------

         Net increase (decrease) in net
            assets                           9,153     29,719   71,006     10,239        354       1,897           (641)

Net assets at beginning of period               95         90      108        117     48,937      62,427         28,514
                                            ------     ------   ------     ------     ------     -------         ------
Net assets as end of period                 $9,248     29,809   71,114     10,356     49,291      64,324         27,873
                                            ======     ======   ======     ======     ======     =======         ======

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2001

                                                                           Alliance                                    Liberty
                                          ------------------------------------------------------------------------   ------------
                                                                                Bernstein
                                                      Premier     Bernstein    Real Estate                             Newport
                                                       Growth       Real       Investment    Bernstein   Bernstein      Tiger
                                          Premier    Portfolio     Estate       Portfolio    Small Cap     Value        Fund,
                                          Growth        B (a)     Investment      B (a)        B (a)       B (a)     Variable (a)
                                          --------   ----------   ----------   -----------   ---------   ---------   ------------
Increase (decrease) in net assets from
   operations:
      Investment income (loss)            $ (1,464)       (2)          529            3          --          --             1
      Net realized gain (loss)               5,328         5            23           --          --          --            --
      Change in unrealized appreciation
           (depreciation)                  (23,496)       30         1,831           45          12           1           (14)
        Net increase (decrease) from      --------     -----        ------        -----         ---         ---           ---
           operations                      (19,632)       33         2,383           48          12           1           (13)
                                          --------     -----        ------        -----         ---         ---           ---

Contract transactions:
   First MetLife Investors Insurance
     Company payments                           --       100            --          100         100         100           100
   First MetLife Investors Insurance
     Company redemptions                        --        --            --           --          --          --            --
   Payments received from contract
     owners                                 22,881     3,915         8,238        2,175          --          --            --
   Transfers between sub-accounts
     (including fixed account), net          1,664        --          (288)          --          --          --            --
   Transfers for contract benefits and
     terminations                               34        --            (7)          (1)         (1)         (1)           (1)
        Net increase (decrease) in net
           assets from contract           --------     -----        ------        -----         ---         ---           ---
           transactions                     24,579     4,015         7,943        2,274          99          99            99
                                          --------     -----        ------        -----         ---         ---           ---

        Net increase (decrease) in net
           assets                            4,947     4,048        10,326        2,322         111         100            86

Net assets at beginning of period           99,524        --        14,666           --          --          --            --
                                          --------     -----        ------        -----         ---         ---           ---
Net assets as end of period               $104,471     4,048        24,992        2,322         111         100            86
                                          ========     =====        ======        =====         ===         ===           ===

(a) For the period from May 1, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2001

                                                               Goldman Sachs                                     Scudder II
                                          -------------------------------------------------------   --------------------------------
                                            Growth                                                    Small      Small    Government
                                             and       International     Global       Internet         Cap        Cap     Securities
                                          Income (d)     Equity (d)    Income (d)  Tollkeeper (d)   Growth (a)   Value       (a)
                                          ----------   -------------   ---------   --------------   ----------   ------   ---------
Increase (decrease) in net assets from
   operations:
      Investment income (loss)              $ --              1             4            --             --         (708)      --
      Net realized gain (loss)                --             --            --            --             --          130       --
      Change in unrealized appreciation
          (depreciation)                      (4)           (17)           (1)          (24)           (15)       8,219        5
        Net increase (decrease) from        ----            ---           ---           ---            ---       ------      ---
           operations                         (4)           (16)            3           (24)           (15)       7,641        5
                                            ----            ---           ---           ---            ---       ------      ---

Contract transactions:
   First MetLife Investors Insurance
      Company payments                       100            100           100           100            100           --      100
   First MetLife Investors Insurance
      Company redemptions                     --             --            --            --             --           --       --
   Payments received from contract
      owners                                  --             --            --            --             --        2,288       --
   Transfers between sub-accounts
      (including fixed account), net          --             --            --            --             --           --       --
   Transfers for contract benefits
      and terminations                        (1)             1            (1)           --             (1)         (26)      (1)
       Net increase (decrease) in net
          assets from contract              ----            ---           ---           ---            ---       ------      ---
          transactions                        99            101            99           100             99        2,262       99
                                            ----            ---           ---           ---            ---       ------      ---
       Net increase (decrease) in net
          assets                              95             85           102            76             84        9,903      104

Net assets at beginning of period             --             --            --            --             --       45,428       --
                                            ----            ---           ---           ---            ---       ------      ---
Net assets as end of period                 $ 95             85           102            76             84       55,331      104
                                            ====            ===           ===           ===            ===       ======      ===

(a) For the period from May 1, 2001 to December 31, 2001.

(d) For the period from May 11, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2001

                                             Scudder I                                        MFS
                                          ---------------   -----------------------------------------------------------------------
                                                                                                                           Emerging
                                                                                     Investors    Investors                 Growth
                                           International                Research       Trust        Trust       Emerging    Series
                                          Portfolio B (a)   Research   Series B (a)   Series     Series B (a)    Growth      B (a)
                                          ---------------   --------   -----------   ---------   -----------    --------   --------
Increase (decrease) in net assets from
   operations:
      Investment income (loss)                 $ --             (973)       --            (55)        --            (347)      --
      Net realized gain (loss)                   --            9,399        --            159         --           1,380       --
      Change in unrealized appreciation
          (depreciation)                        (23)         (24,813)      (15)        (1,055)       (11)        (11,624)     (18)
        Net increase (decrease) from           ----          -------       ---         ------        ---         -------      ---
          operations                            (23)         (16,387)      (15)          (951)       (11)        (10,591)     (18)
                                               ----          -------       ---         ------        ---         -------      ---

Contract transactions:
   First MetLife Investors Insurance
     Company payments                           100               --       100             --        100              --      100
   First MetLife Investors Insurance
     Company redemptions                         --               --        --             --         --              --       --
   Payments received from contract
     owners                                      --           18,485        --          6,946         --           3,740       --
   Transfers between sub-accounts
     (including fixed account), net              --              226        --             --         --           2,900       --
   Transfers for contract benefits and
     terminations                                --               29        --              1         (1)             20       --
        Net increase (decrease) in net
           assets from contract                ----          -------       ---         ------        ---         -------      ---
           transactions                         100           18,740       100          6,947         99           6,660      100
                                               ----          -------       ---         ------        ---         -------      ---

        Net increase (decrease) in net
           assets                                77            2,353        85          5,996         88          (3,931)      82

Net assets at beginning of period                --           66,794        --            100         --          29,138       --
                                               ----          -------       ---         ------        ---         -------      ---
Net assets as end of period                    $ 77           69,147        85          6,096         88          25,207       82
                                               ====          =======       ===         ======        ===         =======      ===

(a) For the period from May 1, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2001

                                                                 MFS                            Oppenheimer          Putnam
                                          ---------------------------------------------------   -----------   --------------------
                                                                                                                VT          VT
                                                       High          Global          New                      Growth      Growth
                                           High       Income      Governments     Discovery         Bond        and     and Income
                                          Income   Series B (a)   Series B (a)   Series B (a)    Fund (VA)    Income       B (a)
                                          ------   ------------   ------------   ------------    ---------    -------   ----------
Increase (decrease) in net assets from
  operations:
      Investment income (loss)            $  409         --            --               (1)        1,309          206        --
      Net realized gain (loss)                (2)        --            --               --            (1)         711        --
      Change in unrealized appreciation
          (depreciation)                    (509)        (2)            4              131          (214)      (5,014)       (7)
        Net increase (decrease) from      ------       ----           ---            -----        ------       ------       ---
          operations                        (102)        (2)            4              130         1,094       (4,097)       (7)
                                          ------       ----           ---            -----        ------       ------       ---

Contract transactions:
   First MetLife Investors Insurance
     Company payments                         --        100           100              100            --           --       100
   First MetLife Investors Insurance
     Company redemptions                      --         --            --               --            --           --        --
   Payments received from contract
     owners                                5,789         --            --            3,045        15,402       25,695        --
   Transfers between sub-accounts
     (including fixed account), net           --         --            --               --            --         (360)       --
   Transfers for contract benefits and
     terminations                             (1)        (1)           (1)              (2)           (5)          (9)       (1)
        Net increase (decrease) in net
          assets from contract            ------       ----           ---            -----        ------       ------       ---
          transactions                     5,788         99            99            3,143        15,397       25,326        99
                                          ------       ----           ---            -----        ------       ------       ---

        Net increase (decrease) in net
          assets                           5,686         97           103            3,273        16,491       21,229        92

Net assets at beginning of period             93         --            --               --         5,414       43,363        --
                                          ------       ----           ---            -----        ------       ------       ---
Net assets as end of period               $5,779         97           103            3,273        21,905       64,592        92
                                          ======       ====           ===            =====        ======       ======       ===

(a) For the period from May 1, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2001

                                                                  Putnam
                                          -------------------------------------------------------
                                                                                         VT
                                                          VT             VT         International
                                             VT          Vista      International      Growth
                                            Vista     Class B (a)      Growth         Fund B (a)
                                          ---------   -----------   -------------   -------------
Increase (decrease) in net assets from
  operations:
      Investment income (loss)            $  (4,314)       --            (526)             (1)
      Net realized gain (loss)               35,355        --           6,068              --
      Change in unrealized appreciation
          (depreciation)                   (167,650)      (18)        (17,157)             65
        Net increase (decrease) from      ---------       ---         -------           -----
          operations                       (136,609)      (18)        (11,615)             64
                                          ---------       ---         -------           -----

Contract transactions:
   First MetLife Investors Insurance
     Company payments                            --       100              --             100
   First MetLife Investors Insurance
     Company redemptions                         --        --              --              --
   Payments received from contract
     owners                                  42,640        --          18,530           3,045
   Transfers between sub-accounts
     (including fixed account), net           2,537        --              99              --
   Transfers for contract benefits and
     terminations                                34        --               1              (1)
        Net increase (decrease) in net
          assets from contract            ---------       ---         -------           -----
          transactions                       45,211       100          18,630           3,144
                                          ---------       ---         -------           -----

        Net increase (decrease) in net
          assets                            (91,398)       82           7,015           3,208

Net assets at beginning of period           378,486        --          44,828              --
                                          ---------       ---         -------           -----
Net assets as end of period               $ 287,088        82          51,843           3,208
                                          =========       ===         =======           =====

                                                     Putnam               Templeton
                                          ---------------------------   -------------
                                            VT Int'l          VT
                                               New            New
                                          Opportunities      Value      International
                                              B (a)        Fund B (a)    Securities
                                          -------------   -----------   -------------
Increase (decrease) in net assets from
  operations:
      Investment income (loss)                  --              --              980
      Net realized gain (loss)                  --              --           10,512
      Change in unrealized appreciation
          (depreciation)                       (15)             (3)         (20,371)
        Net increase (decrease) from          ----            ----          -------
          operations                           (15)             (3)          (8,879)
                                              ----            ----          -------

Contract transactions:
   First MetLife Investors Insurance
     Company payments                          100             100               --
   First MetLife Investors Insurance
     Company redemptions                        --              --               --
   Payments received from contract
     owners                                     --              --           15,596
   Transfers between sub-accounts
     (including fixed account), net             --              --           (4,416)
   Transfers for contract benefits and
     terminations                               (1)             (1)              10
        Net increase (decrease) in net
          assets from contract                ----            ----          -------
          transactions                          99              99           11,190
                                              ----            ----          -------

        Net increase (decrease) in net
          assets                                84              96            2,311

Net assets at beginning of period               --              --           44,807
                                              ----            ----          -------
Net assets as end of period                     84              96           47,118
                                              ====            ====          =======

(a) For the period from May 1, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2001

                                                                      Templeton
                                         ---------------------------------------------------------------------------
                                                                                         Franklin    Franklin
                                         International   Developing      Developing        Small      Large Cap
                                          Securities      Markets          Markets          Cap        Growth
                                          Fund B (a)     Securities   Securities B (a)    B (a)     Securities B (a)
                                         -------------   ----------   ----------------   --------   ----------------
Increase (decrease) in net assets from
  operations:
    Investment income (loss)                 $  (14)          (64)            1             (13)             (4)
    Net realized gain (loss)                     22           (38)           --              --              21
    Change in unrealized appreciation
        (depreciation)                         (238)       (1,664)           (6)             35              32
       Net increase (decrease) from          ------        ------           ---           -----           -----
          operations                           (230)       (1,766)           (5)             22              49
                                             ------        ------           ---           -----           -----

Contract transactions:
  First MetLife Investors Insurance
    Company payments                            100            --           100             100             100
  First MetLife Investors Insurance
    Company redemptions                          --            --            --              --              --
  Payments received from contract
    owners                                    3,000        11,462            --           2,000              --
  Transfers between sub-accounts
    (including fixed account), net               --            10            --              41           2,999
  Transfers for contract benefits and
    terminations                                 60             7            (1)             14              --
      Net increase (decrease) in net
        assets from contract                 ------        ------           ---           -----           -----
        transactions                          3,160        11,479            99           2,155           3,099
                                             ------        ------           ---           -----           -----

      Net increase (decrease) in net
        assets                                2,930         9,713            94           2,177           3,148

Net assets at beginning of period                --        16,448            --              --              --
                                             ------        ------           ---           -----           -----
Net assets as end of period                  $2,930        26,161            94           2,177           3,148
                                             ======        ======           ===           =====           =====

                                               Templeton
                                         -----------------------
                                           Mutual     Templeton
                                           Shares       Global
                                         Securities     Income
                                           B (a)      Fund B (a)
                                         ----------   ----------
Increase (decrease) in net assets from
  operations:
    Investment income (loss)                  2            3
    Net realized gain (loss)                  6           --
    Change in unrealized appreciation
        (depreciation)                       (9)           2
       Net increase (decrease) from         ---          ---
          operations                         (1)           5
                                            ---          ---

Contract transactions:
  First MetLife Investors Insurance
    Company payments                        100          100
  First MetLife Investors Insurance
    Company redemptions                      --           --
  Payments received from contract
    owners                                   --           --
  Transfers between sub-accounts
    (including fixed account), net           --           --
  Transfers for contract benefits and
    terminations                             (1)          (1)
      Net increase (decrease) in net
        assets from contract                ---          ---
         transactions                        99           99
                                            ---          ---

      Net increase (decrease) in net
        assets                               98          104

Net assets at beginning of period            --           --
                                            ---          ---
Net assets as end of period                  98          104
                                            ===          ===

(a) For the period from May 1, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2001

                                         Templeton                     Fidelity
                                         ----------   --------------------------------------
                                                            VIP
                                           Growth         Equity-        VIP        VIP
                                         Securities       Income        Growth   High Income
                                         Fund B (a)   Portfolio B (d)   B (d)    Fund B (d)
                                         ----------   ---------------   ------   -----------
Increase (decrease) in net assets from
  operations:
    Investment income (loss)                $  2            --              (4)       --
    Net realized gain (loss)                  17            --              --        --
    Change in unrealized appreciation
      (depreciation)                         (20)           (5)             45       (10)
      Net increase (decrease) from          ----           ---           -----       ---
        operations                            (1)           (5)             41       (10)
                                            ----           ---           -----       ---

Contract transactions:
  First MetLife Investors Insurance
    Company payments                         100           100             100       100
  First MetLife Investors Insurance
    Company redemptions                       --            --              --        --
  Payments received from contract
    owners                                    --            --           6,525        --
  Transfers between sub-accounts
    (including fixed account), net            --            --              --        --
  Transfers for contract benefits and
    terminations                              (2)           (1)             --        (1)
      Net increase (decrease) in net
        assets from contract                ----           ---           -----       ---
        transactions                          98            99           6,625        99
                                            ----           ---           -----       ---

      Net increase (decrease) in net
        assets                                97            94           6,666        89

Net assets at beginning of period             --            --              --        --
                                            ----           ---           -----       ---
Net assets as end of period                 $ 97            94           6,666        89
                                            ====           ===           =====       ===


                                                     American Century
                                        -------------------------------------------
                                            VP
                                         Income &          VP                VP
                                         Growth (e)   International (e)   Value (e)
                                         ----------   -----------------   ---------
Increase (decrease) in net assets from
  operations:
    Investment income (loss)                  --             --               --
    Net realized gain (loss)                  --             --               --
    Change in unrealized appreciation
      (depreciation)                          (7)           (18)               9
      Net increase (decrease) from           ---            ---              ---
        operations                            (7)           (18)               9
                                             ---            ---              ---

Contract transactions:
  First MetLife Investors Insurance
    Company payments                         100            100              100
  First MetLife Investors Insurance
    Company redemptions                       --             --               --
  Payments received from contract
    owners                                    --             --               --
  Transfers between sub-accounts
    (including fixed account), net            --             --               --
  Transfers for contract benefits and
    terminations                              (1)            --               (1)
      Net increase (decrease) in net
        assets from contract                 ---            ---              ---
        transactions                          99            100               99
                                             ---            ---              ---

      Net increase (decrease) in net
        assets                                92             82              108

Net assets at beginning of period             --             --               --
                                             ---            ---              ---
Net assets as end of period                   92             82              108
                                             ===            ===              ===

(a) For the period from May 1, 2001 to December 31, 2001.

(d) For the period from May 11, 2001 to December 31, 2001.

(e) For the period from May 4, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2001

                                                  Zenith                              Dreyfus
                                         -------------------------   ------------------------------------------
                                                          Harris          VIF            VIF
                                           Davis         Oakmark        Capital        Disciplined     Stock
                                          Venture        Mid Cap      Appreciation        Stock        Index
                                         Value E (a)   Value B (a)   Portfolio B (e)      B (e)      Fund B (e)
                                         -----------   -----------   ---------------   -----------   ----------
Increase (decrease) in net assets from
  operations:
    Investment income (loss)               $   (6)           (4)             (2)            --            1
    Net realized gain (loss)                   --            --              --             --           --
    Change in unrealized appreciation
      (depreciation)                           50           135              --            (10)         (10)
      Net increase (decrease) from         ------         -----           -----            ---          ---
        operations                             44           131              (2)           (10)          (9)
                                           ------         -----           -----            ---          ---

Contract transactions:
  First MetLife Investors Insurance
    Company payments                          100           100             100            100          100
  First MetLife Investors Insurance
    Company redemptions                        --            --              --             --           --
  Payments received from contract
    owners                                  7,065         4,239           6,090             --           --
  Transfers between sub-accounts
    (including fixed account), net             --            --              --             --           --
  Transfers for contract benefits and
    terminations                              (29)          (13)             --             (1)          (1)
      Net increase (decrease) in net
        assets from contract               ------         -----           -----            ---          ---
        transactions                        7,136         4,326           6,190             99           99
                                           ------         -----           -----            ---          ---

      Net increase (decrease) in net
        assets                              7,180         4,457           6,188             89           90

Net assets at beginning of period              --            --              --             --           --
                                           ------         -----           -----            ---          ---
Net assets as end of period                $7,180         4,457           6,188             89           90
                                           ======         =====           =====            ===          ===

                                                 Invesco
                                         ------------------------
                                                          VIF
                                            VIF           High
                                         Dynamics (d)   Yield (d)
                                         ------------   ---------
Increase (decrease) in net assets from
  operations:
    Investment income (loss)                   --           9
    Net realized gain (loss)                   --          --
    Change in unrealized appreciation
      (depreciation)                          (15)        (25)
      Net increase (decrease) from            ---         ---
        operations                            (15)        (16)
                                              ---         ---


Contract transactions:
  First MetLife Investors Insurance
    Company payments                          100         100
  First MetLife Investors Insurance
    Company redemptions                        --          --
  Payments received from contract
    owners                                     --          --
  Transfers between sub-accounts
    (including fixed account), net             --          --
  Transfers for contract benefits and
    terminations                               (1)         --
      Net increase (decrease) in net
        assets from contract                  ---         ---
        transactions                           99         100
                                              ---         ---

      Net increase (decrease) in net
        assets                                 84          84

Net assets at beginning of period              --          --
                                              ---         ---
Net assets as end of period                    84          84
                                              ===         ===

(a) For the period from May 1, 2001 to December 31, 2001.

(d) For the period from May 11, 2001 to December 31, 2001.

(e) For the period from May 4, 2001 to December 31, 2001.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2001

                                                            PIMCO
                                         -------------------------------------------
                                           High       Low      StocksPLUS    Total
                                          Yield     Duration    Growth &     Return
                                         Bond (d)   Bond (d)   Income (d)   Bond (d)     Total
                                         --------   --------   ----------   --------   ---------
Increase (decrease) in net assets from
  operations:
    Investment income (loss)               $  5         3           47          3          1,359
    Net realized gain (loss)                 --         1           --          2        143,178
    Change in unrealized appreciation
      (depreciation)                         (4)       --          (19)         1       (514,921)
      Net increase (decrease) from         ----       ---        -----        ---      ---------
        operations                            1         4           28          6       (370,384)
                                           ----       ---        -----        ---      ---------
Contract transactions:
  First MetLife Investors Insurance
    Company payments                        100       100          100        100          7,000
  First MetLife Investors Insurance
    Company redemptions                      --        --           --         --             --
  Payments received from contract
    owners                                   --        --        4,350         --        769,620
  Transfers between sub-accounts
    (including fixed account), net           --        --           --         --         68,794
  Transfers for contract benefits and
    terminations                             --        (1)          (1)        --       (203,055)
      Net increase (decrease) in net
        assets from contract               ----       ---        -----        ---      ---------
        transactions                        100        99        4,449        100        642,359
                                           ----       ---        -----        ---      ---------

      Net increase (decrease) in net
        assets                              101       103        4,477        106        271,975

Net assets at beginning of period            --        --           --         --      3,037,200
                                           ----       ---        -----        ---      ---------
Net assets as end of period                $101       103        4,477        106      3,309,175
                                           ====       ===        =====        ===      =========

(d) For the period from May 11, 2001 to December 31, 2001.

See accompanying notes to financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2000

                                                                       Met Investors
                                           -------------------------------------------------------------------
                                           Lord Abbett                               Lord Abbett
                                             Growth      Lord Abbett   Lord Abbett      Large      Lord Abbett
                                              and           Bond       Developing        Cap         Mid-Cap
                                             Income       Debenture      Growth        Research       Value
                                           -----------   -----------   -----------   -----------   -----------
Increase (decrease) in net assets
   from operations:
      Net investment income (loss)         $  (1,351)       10,944         (633)        (1,619)       (1,171)
      Net realized gain (loss)                12,914           751        3,769         13,574         1,471
      Change in unrealized appreciation
         (depreciation)                       47,545       (12,873)     (13,609)         8,053        48,240
         Net increase (decrease) from      ---------       -------      -------        -------       -------
            operations                        59,108        (1,178)     (10,473)        20,008        48,540
                                           ---------       -------      -------        -------       -------

 Contract transactions:
   First MetLife Investors Insurance
      Company payments                            --            --           --             --            --
   First MetLife Investors Insurance
      Company redemptions                         --            --           --             --            --
   Payments received from contract
      owners                                  62,532        11,606       25,426         14,570        39,812
   Transfers between sub-accounts
      (including fixed account), net          40,859        17,200        5,385         39,669        42,720
   Transfers for contract benefits and
      terminations                          (117,536)      (40,234)        (897)        (3,310)       (2,311)
         Net increase (decrease) in net
            assets from contract           ---------       -------      -------        -------       -------
            transactions                     (14,145)      (11,428)      29,914         50,929        80,221
                                           ---------       -------      -------        -------       -------

         Net increase (decrease) in net
            assets                            44,963       (12,606)      19,441         70,937       128,761

Net assets at beginning of period            577,638       236,750       47,068        106,236        64,150
                                           ---------       -------      -------        -------       -------
Net assets at end of period                $ 622,601       224,144       66,509        177,173       192,911
                                           =========       =======      =======        =======       =======

                                               Met Investors
                                           ---------------------
                                                       JP Morgan
                                           JP Morgan     Small
                                            Quality       Cap
                                             Bond        Stock
                                           ---------   ---------
Increase (decrease) in net assets
   from operations:
      Net investment income (loss)            2,556      (1,531)
      Net realized gain (loss)                  249       4,419
      Change in unrealized appreciation
         (depreciation)                       2,491     (20,886)
         Net increase (decrease) from        ------     -------
            operations                        5,296     (17,998)
                                             ------     -------

Contract transactions:
   First MetLife Investors Insurance
      Company payments                           --          --
   First MetLife Investors Insurance
      Company redemptions                        --          --
   Payments received from contract
      owners                                     --      36,750
   Transfers between sub-accounts
      (including fixed account), net         (4,588)     28,338
   Transfers for contract benefits and
      terminations                          (10,411)       (669)
         Net increase (decrease) in net
            assets from contract            -------     -------
            transactions                    (14,999)     64,419
                                            -------     -------

         Net increase (decrease) in net
            assets                           (9,703)     46,421

Net assets at beginning of period            65,521      86,155
                                             ------     -------
Net assets at end of period                  55,818     132,576
                                             ======     =======

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2000

                                                       Met Investors                GACC                   Russell
                                           -------------------------------------   ------   --------------------------------------
                                           JP Morgan   JP Morgan     JP Morgan                Multi-
                                            Enhanced    Select     International   Money      Style      Aggressive
                                             Index      Equity        Equity       Market   Equity (a)   Equity (a)   Non-U.S. (a)
                                           ---------   ---------   -------------   ------   ----------   ----------   ------------
Increase (decrease) in net assets
   from operations:
      Net investment income (loss)         $ (2,495)     (1,501)        (1,684)      (1)        --           --            --
      Net realized gain (loss)               27,762      10,864         19,149        7          1            8             4
      Change in unrealized appreciation
         (depreciation)                     (68,877)    (22,439)       (50,987)      --        (11)         (13)          (14)
         Net increase (decrease) from      --------     -------        -------      ---        ---          ---           ---
            operations                      (43,610)    (13,076)       (33,522)       6        (10)          (5)          (10)
                                           --------     -------        -------      ---        ---          ---           ---

Contract transactions:
   First MetLife Investors Insurance
      Company payments                           --          --             --       --        100          100           100
   First MetLife Investors Insurance
      Company redemptions                        --          --             --       --         --           --            --
   Payments received from contract
      owners                                  3,062          --             --       --         --           --            --
   Transfers between sub-accounts
      (including fixed account), net         59,135      16,596         38,478       --         --           --            --
   Transfers for contract benefits and
      terminations                          (20,066)     (2,189)       (38,332)      --         --           --            --
         Net increase (decrease) in net
            assets from contract           --------     -------        -------      ---        ---          ---           ---
            transactions                     42,131      14,407            146       --        100          100           100
                                           --------     -------        -------      ---        ---          ---           ---

         Net increase (decrease) in net
            assets                           (1,479)      1,331        (33,376)       6         90           95            90

Net assets at beginning of period           306,895     162,144        200,378      102         --           --            --
                                           --------     -------        -------      ---        ---          ---           ---
Net assets at end of period                $305,416     163,475        167,002      108         90           95            90
                                           ========     =======        =======      ===        ===          ===           ===

(a)  For the period from May 1, 2000 to December 31, 2000.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2000

                                                   Russell                                 AIM
                                          -------------------------   --------------------------------------------
                                                         Real                          V.I.               V.I.
                                            Core        Estate           V.I.         Capital        International
                                          Bond (a)   Securities (a)   Value (a)   Appreciation (a)     Equity (a)
                                          --------   --------------   ---------   ----------------   -------------
Increase (decrease) in net assets
   from operations:
      Net investment income (loss)          $  4            4            (137)           (205)              (52)
      Net realized gain (loss)                --           --           2,162           1,764             1,858
      Change in unrealized appreciation
         (depreciation)                        4           13          (9,065)        (14,164)           (7,321)
         Net increase (decrease) from       ----          ---          ------         -------            ------
            operations                         8           17          (7,040)        (12,605)           (5,515)
                                            ----          ---          ------         -------            ------

Contract transactions:
   First MetLife Investors Insurance
      Company payments                       100          100             100             100               100
   First MetLife Investors Insurance
      Company redemptions                     --           --              --              --                --
   Payments received from contract
      owners                                  --           --          55,899          75,017            34,213
   Transfers between sub-accounts
      (including fixed account), net          --           --              --              --                --
   Transfers for contract benefits and
      terminations                            --           --             (22)            (85)             (284)
         Net increase (decrease) in net
            assets from contract            ----          ---          ------         -------            ------
            transactions                     100          100          55,977          75,032            34,029
                                            ----          ---          ------         -------            ------

         Net increase (decrease) in net
            assets                           108          117          48,937          62,427            28,514

Net assets at beginning of period             --           --              --              --                --
                                            ----          ---          ------         -------            ------
Net assets at end of period                 $108          117          48,937          62,427            28,514
                                            ====          ===          ======         =======            ======

                                                    Alliance
                                          --------------------------
                                                         Bernstein
                                                            Real
                                           Premier         Estate
                                          Growth (a)   Investment (a)
                                          ----------   --------------
Increase (decrease) in net assets
   from operations:
      Net investment income (loss)            (424)          (45)
      Net realized gain (loss)                 (20)           (1)
      Change in unrealized appreciation
         (depreciation)                    (22,182)          389
         Net increase (decrease) from      -------        ------
            operations                     (22,626)          343
                                           -------        ------

Contract transactions:
   First MetLife Investors Insurance
      Company payments                         100           100
   First MetLife Investors Insurance
      Company redemptions                       --            --
   Payments received from contract
      owners                               122,426        14,223
   Transfers between sub-accounts
      (including fixed account), net            --            --
   Transfers for contract benefits and
      terminations                            (376)           --
         Net increase (decrease) in net
            assets from contract           -------        ------
            transactions                   122,150        14,323
                                           -------        ------

         Net increase (decrease) in net
            assets                          99,524        14,666

Net assets at beginning of period               --            --
                                           -------        ------
Net assets at end of period                 99,524        14,666
                                           =======        ======

(a)  For the period from May 1, 2000 to December 31, 2000.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2000

                                          Scudder II                          MFS
                                          ----------   --------------------------------------------------
                                            Small
                                             Cap                      Investors    Emerging       High
                                          Value (a)    Research (a)   Trust (a)   Growth (a)   Income (a)
                                          ----------   ------------   ---------   ----------   ----------
Increase (decrease) in net assets
   from operations:
      Net investment income (loss)         $  (121)         (278)         --         (112)         --
      Net realized gain (loss)                  --           (11)         --           (5)         --
      Change in unrealized appreciation
         (depreciation)                      3,345       (10,726)         --       (5,667)         (7)
         Net increase (decrease) from      -------       -------         ---       ------         ---
            operations                       3,224       (11,015)         --       (5,784)         (7)
                                           -------       -------         ---       ------         ---

Contract transactions:
   First MetLife Investors Insurance
      Company payments                         100           100         100          100         100
   First MetLife Investors Insurance
      Company redemptions                       --            --          --           --          --
   Payments received from contract
      owners                                42,104        78,091          --       35,172          --
   Transfers between sub-accounts
      (including fixed account), net            --            --          --           --          --
   Transfers for contract benefits and
      terminations                              --          (382)         --         (350)         --
         Net increase (decrease) in net
            assets from contract           -------       -------         ---       ------         ---
            transactions                    42,204        77,809         100       34,922         100
                                           -------       -------         ---       ------         ---

         Net increase (decrease) in net
            assets                          45,428        66,794         100       29,138          93

Net assets at beginning of period               --            --          --           --          --
                                           -------       -------         ---       ------         ---
Net assets at end of period                $45,428        66,794         100       29,138          93
                                           =======       =======         ===       ======         ===

                                          Oppenheimer     Putnam
                                          -----------   ----------
                                                            VT
                                                          Growth
                                                           and
                                            Bond (a)    Income (a)
                                          -----------   ----------
Increase (decrease) in net assets
   from operations:
      Net investment income (loss)            (22)          (154)
      Net realized gain (loss)                 --              2
      Change in unrealized appreciation
         (depreciation)                        87          2,191
         Net increase (decrease) from       -----         ------
            operations                         65          2,039
                                            -----         ------

Contract transactions:
   First MetLife Investors Insurance
      Company payments                        100            100
   First MetLife Investors Insurance
      Company redemptions                      --             --
   Payments received from contract
      owners                                5,249         41,224
   Transfers between sub-accounts
      (including fixed account), net           --             --
   Transfers for contract benefits and
      terminations                             --             --
         Net increase (decrease) in net
            assets from contract            -----         ------
            transactions                    5,349         41,324
                                            -----         ------

         Net increase (decrease) in net
            assets                          5,414         43,363

Net assets at beginning of period              --             --
                                            -----         ------
Net assets at end of period                 5,414         43,363
                                            =====         ======

(a)  For the period from May 1, 2000 to December 31, 2000.

See accompanying notes to financial statements.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Statement of Changes in Net Assets
Year ended December 31, 2000

                                                  Putnam                         Templeton
                                          -------------------------   -------------------------------
                                                            VT                          Developing
                                             VT       International   International       Markets
                                          Vista (a)     Growth (a)    Securities (a)   Securities (a)     Total
                                          ---------   -------------   --------------   --------------   ---------
Increase (decrease) in net assets
   from operations:
      Net investment income (loss)         $ (1,126)       (169)            (164)             (56)         (1,543)
      Net realized gain (loss)                  (52)         (5)              (2)              (3)        100,629
      Change in unrealized appreciation
         (depreciation)                     (65,181)     (1,800)             844           (1,491)       (214,111)
         Net increase (decrease) from      --------      ------           ------           ------       ---------
            operations                      (66,359)     (1,974)             678           (1,550)       (115,025)
                                           --------      ------           ------           ------       ---------

Contract transactions:
   First MetLife Investors Insurance
      Company payments                          100         100              100              100           2,100
   First MetLife Investors Insurance
      Company redemptions                       (83)         --               --               --             (83)
   Payments received from contract
      owners                                444,963      46,702           44,116           17,898       1,251,055
   Transfers between sub-accounts
      (including fixed account), net             --          --               --               --         283,792
   Transfers for contract benefits and
      terminations                             (135)         --              (87)              --        (237,676)
         Net increase (decrease) in net
            assets from contract           --------      ------           ------           ------       ---------
            transactions                    444,845      46,802           44,129           17,998       1,299,188
                                           --------      ------           ------           ------       ---------

         Net increase (decrease) in net
            assets                          378,486      44,828           44,807           16,448       1,184,163

Net assets at beginning of period                --          --               --               --       1,853,037
                                           --------      ------           ------           ------       ---------
Net assets at end of period                $378,486      44,828           44,807           16,448       3,037,200
                                           ========      ======           ======           ======       =========

(a)  For the period from May 1, 2000 to December 31, 2000.

See accompanying notes to financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(1)  Organization

     First MetLife Investors Variable Annuity Account One (the Separate Account) was formerly known as First Cova Variable Annuity Account One. The Separate Account, a unit investment trust registered under the Investment Company Act of 1940 as amended, was established by First MetLife Investors Insurance Company (FMLI) and exists in accordance with the regulations of the New York Department of Insurance. The Separate Account is a funding vehicle for variable annuity contracts issued by FMLI.

     The Separate Account is divided into sub-accounts with the assets of each sub-account invested in corresponding portfolios of the following investment companies. Each investment company is a diversified, open-end, management investment company registered under the Investment Company Act of 1940 as amended. The sub-accounts available for investment may vary between variable annuity contracts offered for sale by FMLI.

     Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from FMLI's other assets and liabilities. The portion of the Separate Account's assets applicable to the variable contracts is not chargeable with liabilities arising out of any other business FMLI may conduct.

         Met Investors Series Trust (Met Investors):
           Lord Abbett Growth and Income Portfolio
           Lord Abbett Growth and Income Portfolio B
           Lord Abbett Bond Debenture Portfolio
           Lord Abbett Bond Debenture Portfolio B
           Lord Abbett Developing Growth Portfolio
           Lord Abbett Developing Growth Portfolio B
           Lord Abbett Mid-Cap Value Portfolio
           Lord Abbett Mid-Cap Value Portfolio B
           JP Morgan Quality Bond Portfolio
           JP Morgan Quality Bond Portfolio B
           JP Morgan Small Cap Stock Portfolio
           JP Morgan Small Cap Stock Portfolio B
           JP Morgan Enhanced Index Portfolio
           JP Morgan Enhanced Index Portfolio B
           JP Morgan Select Equity Portfolio
           JP Morgan Select Equity Portfolio B
           JP Morgan International Equity Portfolio
           JP Morgan International Equity Portfolio B
           Met Putnam Research Portfolio B
           Oppenheimer Capital Appreciation Portfolio B
           PIMCO Money Market Portfolio B
           Janus Aggressive Growth Portfolio B
           Lord Abbett Growth Opportunities Portfolio
           Lord Abbett Growth Opportunities Portfolio B
           PIMCO Total Return Portfolio B
           PIMCO Innovation Portfolio B
           MFS Mid Cap Growth Portfolio B
           MFS Research International Portfolio B
           MIST AIM Mid Cap Equity Portfolio B
           MIST AIM Small Cap Growth Portfolio B
           MIST SSR Concentrated Int'l Portfolio B
         Metropolitan Life Series Funds, Inc. (MetLife):
           MetLife Stock Index B
         General American Capital Company (GACC):
           Money Market Fund
         Russell Insurance Funds (Russell):
           Russell Multi-Style Equity Fund
           Russell Aggressive Equity Fund
           Russell Non-U.S. Fund
           Russell Core Bond Fund
           Russell Real Estate Securities Fund
         AIM Variable Insurance Funds (AIM):
           AIM Value Fund
           AIM Capital Appreciation Fund
           AIM International Equity Fund
         Alliance Variable Products (Alliance):
           Alliance Premier Growth Portfolio
           Alliance Premier Growth Portfolio B
           Alliance Bernstein Real Estate Investment Portfolio
           Alliance Bernstein Real Estate Investment Portfolio B
           Alliance Bernstein Small Cap B
           Alliance Bernstein Value B
         Liberty Variable Investment Trust (Liberty):
           Newport Tiger Fund, Variable Series
         Goldman Sachs Asset Management (Goldman Sachs):
           Growth & Income Fund
           International Equity Fund
           Global Income Fund
           Internet Tollkeeper Fund
         Scudder Variable Series II (Scudder II):
           Small Cap  Growth  Portfolio
           Small Cap Value Portfolio
           Government Securities Portfolio
         Scudder Variable Series I (Scudder I):
           International Portfolio B
         MFS Variable Insurance Trust (MFS):
           MFS Research Series

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(1)  Organization, continued

         MFS Variable Insurance Trust (MFS) (Cont'd):

           MFS Research Series B
           MFS Investors Trust Series
           MFS Investors Trust Series B
           MFS Emerging Growth Series
           MFS Emerging Growth Series B
           MFS High Income Series
           MFS High Income Series B
           MFS Global Government Series B
           MFS New Discovery Series B
         Oppenheimer Variable Account Funds (Oppenheimer):
           Oppenheimer Bond Fund (VA)
         Putnam Variable Trust (Putnam):
           Putnam VT Growth & Income Fund
           Putnam VT Growth & Income Fund B
           Putnam VT Vista Fund
           Putnam VT Vista Fund B
           Putnam VT International Growth Fund
           Putnam VT International Growth Fund B
           Putnam VT International New Opp Fund B
           Putnam VT New Value Fund B
         Franklin Templeton Variable Products Series Fund (Templeton):
           Templeton International Securities Fund
           Templeton International Securities Fund B
           Templeton Developing Markets Securities Fund
           Templeton Developing Markets Securities Fund B
           Franklin Small Cap Fund B
         Franklin Templeton Variable Products Series Fund (Templeton)
           (Cont'd):
           Franklin Large Cap Growth Securities Fund B
           Mutual Shares Securities Fund B
           Templeton Global Income Securities Fund B
           Templeton Growth Securities Fund B
         Fidelity Investments (Fidelity):
           Fidelity Equity-Income Fund B
           Fidelity Growth Fund B
           Fidelity High Income Fund B
         American Century Var. Portfolios, Inc. (American Century):
           VP Income & Growth Fund
           VP International Fund
           VP Value Fund
         New England Zenith Fund (Zenith):
           Davis Venture Value E
           Harris Oakmark Mid Cap Value B
         Dreyfus Variable Investment Fund (Dreyfus):
           Dreyfus VIF Capital Appreciation Portfolio B
           Dreyfus VIF Disciplined Stock Port. B
           Dreyfus Stock Index Fund B
         INVESCO Variable Investment Funds, Inc. (INVESCO):
           VIF Dynamics Fund
           VIF High Yield Fund
         PIMCO Variable Trust (PIMCO):
           High Yield Bond Portfolio
           Low Duration Bond Portfolio
           StocksPLUS Growth & Income Portfolio
         Total Return Bond Portfolio

     On February 12, 2001, the Cova Series Trust was reorganized as the Met Investors Series Trust. As a result of this reorganization, the Lord Abbett Large Cap Research Portfolio was merged into the Lord Abbett Growth and Income Portfolio. Additionally, the Lord Abbett Large Cap Research sub-account was merged into the Lord Abbett Growth and Income sub-account. During 2001, Met Investors changed the Large Cap Stock Portfolio name to the Enhanced Index Portfolio. Additionally, during 2001, MFS changed the Growth with Income Series name to the Investors Trust Series.

(2)  Significant Accounting Policies

     (a)  Investment Valuation

          Investments made in the portfolios of the investment companies are valued at the reported net asset value of such portfolios, which value their investment securities at fair value. The average cost method is used to compute the realized gains and losses on the sale of portfolio shares owned by the sub-accounts. Income from dividends and gains from realized capital gain distributions are recorded on the ex-distribution date.

     (b)  Reinvestment of Distributions

          With the exception of the GACC Money Market Fund for 2000, dividends and gains from realized gain distributions are reinvested in additional shares of the portfolio.

          For the periods ended December 31, 1999 and December 31, 2000, GACC followed the federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized gains are deemed to be passed through to the GACC Money Market Fund. As a result, the cost basis in the GACC Money Market Fund is increased and a corresponding capital gain is recognized. This adjustment has no impact on the net assets of the GACC Money Market Fund.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

     (c)  Federal Income Taxes

          The operations of the Separate Account sub-accounts are included in the federal income tax return of FMLI which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code
          (IRC). Under current IRC provisions, FMLI believes it will be treated as the owner of the Separate Account sub-account assets for federal income tax purposes and does not expect to incur federal income taxes on the earnings of the Separate Account sub-accounts to the extent the earnings are credited to the variable annuity contracts. Therefore, no charge has been made to the Separate Account sub-accounts for federal income taxes. A charge may be made in future years for any federal income taxes that would be attributable to the variable annuity contracts.

     (d)  Estimates

          The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

(3)  Separate Account Expenses

     FMLI deducts a daily charge from the net assets of each Separate Account sub-account equivalent to an annual rate of 1.15% for the assumption of mortality and expense risks and 0.25% for administrative expenses or 1.25% for the assumption of mortality and expense risks and 0.15% for administrative expenses, depending on the product. The mortality risks assumed by FMLI arise from its contractual obligation to make annuity payments after the annuity date for the life of the annuitant and to waive the withdrawal fee in the event of the death of the contract owner. The administrative fees cover the cost of establishing and maintaining the variable annuity contracts and the Separate Account.

(4)  Contract Fees

     There are no deductions made from purchase payments for sales fees at the time a variable annuity contract is purchased. However, if all or a portion of the contract value is withdrawn, a withdrawal fee may be assessed and deducted from the contract value or payment to the contract owner. The withdrawal fee is imposed on withdrawals of contract values attributable to purchase payments within seven years after receipt and is equal to 7% of the purchase payment withdrawn in the first and second years, 5% of the purchase payments withdrawn in the third, fourth and fifth years and 3% of the purchase payments withdrawn in the sixth and seventh years. After the first contract anniversary, provided the contract value exceeds $5,000, the contract owner may make one withdrawal each contract year of up to 10% of the aggregate purchase payments (on deposit for more than one year) without incurring a surrender fee. FMLI deducted surrender fees of $1,618 from the Separate Account during the year ended December 31, 2001.

     An annual contract maintenance fee of $30 is imposed on all variable annuity contracts with contract values less than $50,000 on their anniversary. This fee covers the cost of contract administration for the previous year and is prorated between the Separate Account sub-accounts and the fixed rate account to which the contract value is allocated. Subject to certain restrictions, the contract owner may transfer all or a part of the accumulated value of the contract among the available sub-accounts and the fixed rate account. If more than 12 transfers have been made in the contract year, a transfer fee of the lesser of $25 per transfer or 2% of the amount transferred may be deducted from the contract value. Transfers made in a dollar cost averaging program are not subject to the transfer fee. FMLI deducted contract maintenance and transfer fees of $1,080 from the Separate Account during the year ended December 31, 2001.

     Currently, FMLI advances any premium taxes due at the time purchase payments are made and then deducts premium taxes at the time annuity payments begin. FMLI reserves the right to deduct premium taxes when incurred.

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(5)  Cost Basis of Investments

     The cost basis of each sub-account's investment follows:

Met Investors Lord Abbett Growth and Income Portfolio      $  710,532
Met Investors Lord Abbett Growth & Income Portfolio B          55,369
Met Investors Lord Abbett Bond Debenture Portfolio            192,241
Met Investors Lord Abbett Bond Debenture Portfolio B           25,191
Met Investors Lord Abbett Developing Growth Portfolio          98,801
Met Investors Lord Abbett Developing Growth Portfolio B         3,580
Met Investors Lord Abbett Large Cap Research Portfolio             --
Met Investors Lord Abbett Mid-Cap Value Portfolio             201,590
Met Investors Lord Abbett Mid-Cap Value Portfolio B            18,964
Met Investors JP Morgan Quality Bond Portfolio                 64,236
Met Investors JP Morgan Quality Bond Portfolio B               12,822
Met Investors JP Morgan Small Cap Stock Portfolio             110,859
Met Investors JP Morgan Small Cap Stock Portfolio B               114
Met Investors JP Morgan Enhanced Index Portfolio              303,405
Met Investors JP Morgan Enhanced Index Portfolio B                101
Met Investors JP Morgan Select Equity Portfolio               141,547
Met Investors JP Morgan Select Equity Portfolio B              12,462
Met Investors JP Morgan International Equity Portfolio        183,738
Met Investors JP Morgan International Equity Portfolio B          112
Met Investors Met Putnam Research Portfolio B                     100
Met Investors Oppenheimer Capital Appreciation Portfolio B     10,639
Met Investors PIMCO Money Market Portfolio B                      102
Met Investors Janus Aggressive Growth Portfolio B                 100
Met Investors Lord Abbett Growth Opportunities Portfolio          100
Met Investors Lord Abbett Growth Opportunities Portfolio B     15,717
Met Investors PIMCO Total Return Portfolio B                   17,915
Met Investors PIMCO Innovation Portfolio B                        100
Met Investors MFS Mid Cap Growth Portfolio B                    2,197
Met Investors MFS Research International Portfolio B            8,539
Met Investors MIST AIM Mid Cap Equity Portfolio B                 104
Met Investors MIST AIM Small Cap Growth Portfolio B             2,916
Met Investors MIST SSR Concentrated Int'l Portfolio B             101
MetLife Stock Index Portfolio B                                 7,127
GACC Money Market Fund                                            103
Russell Multi-Style Equity Fund                                71,868
Russell Aggressive Equity Fund                                  9,278
Russell Non-U.S. Fund                                          34,402
Russell Core Bond Fund                                         71,964
Russell Real Estate Securities Fund                            10,178
AIM Value Fund                                                 64,991
AIM Capital Appreciation Fund                                  98,322
AIM International Equity Fund                                  42,512
Alliance Premier Growth Portfolio                             150,115
Alliance Premier Growth Portfolio B                             4,020
Alliance Bernstein Real Estate Investment Portfolio            22,810
Alliance Bernstein Real Estate Investment Portfolio B           2,279
Alliance Bernstein Small Cap Portfolio B                          100
Alliance Bernstein Value Portfolio B                              100
Goldman Sachs Global Income Fund                           $      104
Goldman Sachs Internet Tollkeeper Fund                            100
Scudder II Small Cap Growth Portfolio                             100
Scudder II Small Cap Value Portfolio                           43,793
Scudder II Government Securities Portfolio                        100
Scudder I International Portfolio B                               100
MFS Research Series                                           104,657
MFS Research Series B                                             100
MFS Investors Trust Series                                      7,151
MFS Investors Trust Series B                                      100
MFS Emerging Growth Series                                     42,506
MFS Emerging Growth Series B                                      100
MFS High Income Series                                          6,342
MFS High Income Series B                                          100
MFS Global Government Series B                                    100
MFS New Discovery Series B                                      3,145
Oppenheimer Bond Fund/VA                                       22,063
Putnam VT Growth & Income Fund                                 67,425
Putnam VT Growth & Income Fund B                                  100
Putnam VT Vista Fund                                          519,885
Putnam VT Vista Fund B                                            100
Putnam VT International Growth Fund                            70,799
Putnam VT International Growth Fund B                           3,145
Putnam VT International New Opp Fund B                            100
Putnam VT New Value Fund B                                        100
Templeton International Securities                             66,635
Templeton International Securities B                            3,185
Templeton Developing Markets Securities                        29,338
Templeton Developing Markets Securities B                         101
Franklin Small Cap B                                            2,156
Franklin Large Cap Growth Securities B                          3,120
Franklin Mutual Shares Securities B                               108
Templeton Global Income Securities B                              103
Templeton Growth Securities B                                     118
Fidelity Equity-Income Fund B                                     100
Fidelity Growth Fund B                                          6,625
Fidelity High Income Fund B                                       100
American Century VP Income & Growth Fund                          100
American Century VP International Fund                            100
American Century VP Value Fund                                    100
New England Davis Venture Value E                               7,137
New England Harris Oakmark Mid Cap Value B                      4,326
Dreyfus VIF Capital Appreciation Portfolio B                    6,191
Dreyfus VIF Disciplined Stock Portfolio B                         100
Dreyfus Stock Index Fund B                                        101
Invesco VIF Dynamics Fund                                         100
Invesco VIF High Yield Fund                                       109
Pimco High Yield Bond Portfolio                                   105

                                                                    (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(5)  Cost Basis of Investments (cont.)

     The cost basis of each sub-account's investment follows:

Liberty Newport Tiger Fund, Variable Series                $      101
Goldman Sachs Growth & Income Fund                                100
Goldman Sachs International Equity Fund                           102
Pimco Low Duration Bond Portfolio                          $      104
Pimco StocksPLUS Growth & Income Portfolio                      4,499
Pimco Total Return Bond Portfolio                                 105
                                                           ----------
                                                           $3,811,947
                                                           ==========

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
Year ended December 31, 2001

(6)  Changes in Units Outstanding

                                                                Met Investors
                          -----------------------------------------------------------------------------------------------
                          Lord Abbett   Lord Abbett                 Lord Abbett                 Lord Abbett   Lord Abbett
                            Growth       Growth and   Lord Abbett      Bond       Lord Abbett   Developing      Large
                             and          Income         Bond        Debenture    Developing      Growth         Cap
                            Income      Portfolio B   Debenture     Portfolio B     Growth      Portfolio B    Research
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Accumulation Units:
   Unit Balance at
      December 31, 1999      14,640           --        17,199           --          3,257           --           7,259

      Units Issued            2,439           --         2,046           --          3,171           --           3,642
      Units Redeemed         (3,125)          --        (2,865)          --           (679)          --              --
                             ------        -----        ------        -----          -----          ---         -------
   Unit Balance at
      December 31, 2000      13,954           --        16,380           --          5,749           --          10,901

      Units Issued            6,771        1,356            48        1,824          2,984          349             752
      Units Redeemed         (2,477)         (11)       (3,671)          (2)            (6)          --         (11,653)
                             ------        -----        ------        -----          -----          ---         -------
   Unit Balance at
      December 31, 2001      18,248        1,345        12,757        1,822          8,727          349              --
                             ======        =====        ======        =====          =====          ===         =======


                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
Year ended December 31, 2001

(6)  Changes in Units Outstanding, continued:

                                                                Met Investors
                          -----------------------------------------------------------------------------------------
                                        Lord Abbett                JP Morgan    JP Morgan    JP Morgan
                          Lord Abbett     Mid-Cap     JP Morgan     Quality       Small        Small      JP Morgan
                            Mid-Cap        Value       Quality       Bond          Cap       Cap Stock    Enhanced
                             Value      Portfolio B      Bond     Portfolio B     Stock     Portfolio B    Index
                          -----------   -----------   ---------   -----------   ---------   -----------   ---------
Accumulation Units:
   Unit Balance at
      December 31, 1999      5,899            --        5,664          --         4,804         ---         13,610

      Units Issued           6,110            --           --          --         3,574          --          2,625
      Units Redeemed          (247)           --       (1,272)         --            --          --           (702)
                            ------         -----       ------         ---        ------         ---         ------

   Unit Balance at
      December 31, 2000     11,762            --        4,392          --         8,378          --         15,533

      Units Issued           2,991         1,363        1,120         944           619           7            399
      Units Redeemed          (537)         (239)        (413)         --        (2,404)         --         (1,178)
                            ------         -----       ------         ---        ------         ---         ------
   Unit Balance at
      December 31, 2001     14,216         1,124        5,099         944         6,593           7         14,754
                            ======         =====       ======         ===        ======         ===         ======

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
Year ended December 31, 2001

(6)  Changes in Units Outstanding, continued:

                                                                 Met Investors
                          ---------------------------------------------------------------------------------------------
                          JP Morgan                JP Morgan                      JP Morgan                Oppenheimer
                          Enhanced    JP Morgan     Select        JP Morgan     International    Putnam      Capital
                            Index      Select       Equity      International      Equity       Research   Appreciation
                              B        Equity     Portfolio B      Equity        Portfolio B       B            B
                          ---------   ---------   -----------   -------------   -------------   --------   ------------
Accumulation Units:
   Unit Balance at
      December 31, 1999       --        8,820           --         12,265              --           --           --

      Units Issued            --          870           --          2,387              --           --           --
      Units Redeemed          --          (74)          --         (2,201)             --           --           --
                             ---       ------          ---         ------             ---          ---        -----

   Unit Balance at
      December 31, 2000       --        9,616           --         12,451              --           --           --

      Units Issued             5          593          808          1,022               8           11        1,252
      Units Redeemed          --       (2,461)         (17)        (1,304)             --           --           (5)
                             ---       ------          ---         ------             ---          ---        -----

   Unit Balance at
      December 31, 2001        5        7,748          791         12,169               8           11        1,247
                             ===       ======          ===         ======             ===          ===        =====

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
Year ended December 31, 2001

(6)  Changes in Units Outstanding, continued:

                                                                 Met Investors
                          -------------------------------------------------------------------------------------
                          PIMCO      Janus                    Lord Abbett      PIMCO                     MFS
                          Money    Aggressive   Lord Abbett     Growth      Total Return     PIMCO      Mid Cap
                          Market    Growth        Growth      Opportunity      Bond        Innovation   Growth
                            B          B        Opportunity       B             B              B           B
                          ------   ----------   -----------   -----------   ------------   ----------   -------
Accumulation Units:
   Unit Balance at
      December 31, 1999     --         --            --             --             --          --          --

      Units Issued          --         --            --             --             --          --          --
      Units Redeemed        --         --            --             --             --          --          --
                           ---        ---           ---          -----          -----         ---         ---
   Unit Balance at
      December 31, 2000     --         --            --             --             --          --          --

      Units Issued          10         11            10          1,786          1,691          12         266
      Units Redeemed        --         --            --             --             --          --          --
                           ---        ---           ---          -----          -----         ---         ---
  Unit Balance at
      December 31, 2001     10         11            10          1,786          1,691          12         266
                           ===        ===           ===          =====          =====         ===         ===

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
Year ended December 31, 2001

(6)  Changes in Units Outstanding, continued:

                                            Met Investors                     MetLife    GACC    Russell
                          -------------------------------------------------   -------   ------   -------
                               MFS         MIST      MIST         MIST
                            Research       AIM       AIM           SSR         Stock             Multi-
                          International   MidCap   Small Cap   Concentrated    Index    Money    Style
                                B         Equity    Growth        Int'l          B      Market   Equity
                          -------------   ------   ---------   ------------   -------   ------   -------
Accumulation Units:
   Unit Balance at
      December 31, 1999          --         --         --           --           --        9         --

      Units Issued               --         --         --           --           --       --         10
      Units Redeemed             --         --         --           --           --       --         --
                              -----        ---        ---          ---          ---      ---      -----

   Unit Balance at
      December 31, 2000          --         --         --           --           --        9         10

      Units Issued            1,021         10        250           10          654       --      9,292
      Units Redeemed             --         --         --           --           --       --       (711)
                              -----        ---        ---          ---          ---      ---      -----
   Unit Balance at
      December 31, 2001       1,021         10        250           10          654        9      8,591
                              =====        ===        ===          ===          ===      ===      =====

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
Year ended December 31, 2001

(6)  Changes in Units Outstanding, continued:

                                            Russell                                   AIM
                          ----------------------------------------   -----------------------------------------
                                                           Real                      V.I.           V.I.
                          Aggressive             Core     Estate     V.I. Value    Capital       International
                            Equity     Non-US    Bond   Securities     Value      Appreciation     Equity
                          ----------   ------   -----   ----------   ----------   ------------   -------------
Accumulation Units:
   Unit Balance at
      December 31, 1999         --         --      --        --            --             --            --

      Units Issued              10         10      10        10         6,361          7,481         3,802
      Units Redeemed            --         --      --        --          (260)            --          (218)
                             -----      -----   -----       ---         -----         ------         -----

   Unit Balance at
      December 31, 2000         10         10      10        10         6,101          7,481         3,584

      Units Issued           1,086      4,650   6,660       875         1,300          2,722         1,177
      Units Redeemed           (86)      (349)   (447)      (50)         (274)           (14)         (115)
                             -----      -----   -----       ---         -----         ------         -----
   Unit Balance at
      December 31, 2001      1,010      4,311   6,223       835         7,127         10,189         4,646
                             =====      =====   =====       ===         =====         ======         =====

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
Year ended December 31, 2001

(6)  Changes in Units Outstanding, continued:

                                                                         Alliance                                     Liberty
                                           ------------------------------------------------------------   ---------   --------
                                                                   Bernstein     Bernstein                            Newport
                                                       Premier       Real       Real Estate   Bernstein   Bernstein    Tiger
                                           Premier     Growth       Estate      Investment    Small Cap     Value      Fund,
                                            Growth   Portfolio B   Investment   Portfolio B       B           B       Variable
                                           -------   -----------   ----------   -----------   ---------   ---------   --------
Accumulation Units:
   Unit Balance at December 31, 1999           --         --            --           --          --          --          --

      Units Issued                         13,407         --         1,300           --          --          --          --
      Units Redeemed                         (803)        --            --           --          --          --          --
                                           ------        ---         -----          ---         ---         ---         ---

   Unit Balance at December 31, 2000       12,604         --         1,300           --          --          --          --

      Units Issued                          3,601        317           745          228          10          10           8
      Units Redeemed                           --         --           (17)          --          --          --          --
                                           ------        ---         -----          ---          --         ---         ---

   Unit Balance at December 31, 2001       16,205        317         2,028          228          10          10           8
                                           ======        ===         =====          ===         ===         ===         ===

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
Year ended December 31, 2001

(6)  Changes in Units Outstanding, continued:

                                                           Goldman Sachs                           Scudder II
                                         --------------------------------------------   -------------------------------

                                         Growth                                         Small    Small
                                          and     International   Global    Internet     Cap      Cap    Government
                                         Income      Equity       Income   Tollkeeper   Growth   Value   Securities
                                         ------   -------------   ------   ----------   ------   -----   ----------

Accumulation Units:
   Unit Balance at December 31, 1999       --         --            --         --         --        --       --

      Units Issued                         --         --            --         --         --     4,362       --
      Units Redeemed                       --         --            --         --         --        --       --
                                          ---        ---           ---        ---        ---     -----      ---

   Unit Balance at December 31, 2000       --         --            --         --         --     4,362       --

      Units Issued                         11          9             9         18          9       216        8
      Units Redeemed                       --         --            --         --         --        --       --
                                          ---        ---           ---        ---        ---     -----      ---

   Unit Balance at December 31, 2001       11          9             9         18          9     4,578        8
                                          ===        ===           ===        ===        ===     =====      ===

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
Year ended December 31, 2001

(6)  Changes in Units Outstanding, continued:

                                          Scudder I                               MFS
                                         -------------   -----------------------------------------------------------------
                                                                               Investors   Investors              Emerging
                                         International              Research     Trust       Trust     Emerging    Growth
                                          Portfolio B    Research   Series B     Series    Series B     Growth    Series B
                                         -------------   --------   --------   ---------   ---------   --------   --------
Accumulation Units:
   Unit Balance at December 31, 1999          --             --        --         --          --           --        --

      Units Issued                            --          7,669        --         10          --        3,690        --
      Units Redeemed                          --           (198)       --         --          --          (61)       --
                                             ---          -----       ---        ---         ---        -----       ---

   Unit Balance at December 31, 2000          --          7,471        --         10          --        3,629        --

      Units Issued                            13          2,498         8        732           9        1,232         7
      Units Redeemed                          --             (9)       --         --          --          (72)       --
                                             ---          -----       ---        ---         ---        -----       ---

   Unit Balance at December 31, 2001          13          9,960         8        742           9        4,789         7
                                             ===          =====       ===        ===         ===        =====       ===

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
Year ended December 31, 2001

(6)  Changes in Units Outstanding, continued:

                                                              MFS                      Oppenheimer         Putnam
                                         -------------------------------------------   -----------   -------------------
                                                                                                       VT         VT
                                                    High       Global        New                     Growth     Growth
                                          High     Income    Governments   Discovery      Bond        and     and Income
                                         Income   Series B    Series B     Series B     Fund (VA)    Income       B
                                         ------   --------   -----------   ---------   -----------   ------   ---------
Accumulation Units:
   Unit Balance at December 31, 1999       --        --          --           --            --          --        --

      Units Issued                         10        --          --           --           514       4,000        --
      Units Redeemed                       --        --          --           --            --          --        --
                                          ---       ---         ---          ---         -----       -----        --

   Unit Balance at December 31, 2000       10        --          --           --           514       4,000        --

      Units Issued                        608        10           9          407         1,442       2,439         8
      Units Redeemed                       --        --          --           --            --          --        --
                                          ---       ---         ---          ---         -----       -----        --

   Unit Balance at December 31, 2001      618        10           9          407         1,956       6,439         8
                                          ===       ===         ===          ===         =====       =====        ==

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
Year ended December 31, 2001

(6)  Changes in Units Outstanding, continued:

                                                                                  Putnam
                                          ------------------------------------------------------------------------------------------
                                                                                  VT           VT Int'l        VT
                                                     VT           VT         International       New           New
                                            VT      Vista    International      Growth       Opportunities    Value    International
                                          Vista    Class B      Growth          Fund B            B          Class B   Securities
                                          ------   -------   -------------   -------------   -------------   -------   -------------
Accumulation Units:
   Unit Balance at December 31, 1999          --     --             --             --             --           --             --

      Units Issued                        45,338     --          5,021             --             --           --          4,340
      Units Redeemed                          --     --           (106)            --             --           --             --
                                          ------    ---          -----            ---            ---          ---          -----

   Unit Balance at December 31, 2000      45,338     --          4,915             --             --           --          4,340

      Units Issued                         7,070      7          2,329            248              9            7          1,663
      Units Redeemed                         (46)    --             --             --             --           --           (509)
                                          ------    ---          -----            ---            ---          ---          -----

   Unit Balance at December 31, 2001      52,362      7          7,244            248              9            7          5,494
                                          ======    ===          =====            ===            ===          ===          =====

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
Year ended December 31, 2001

(6)  Changes in Units Outstanding, continued:

                                                                                Templeton
                                        --------------------------------------------------------------------------------------------
                                                                                    Franklin    Franklin        Mutual     Templeton
                                        International   Developing   Developing      Small     Large Cap        Shares      Global
                                        Securities       Markets      Markets         Cap        Growth       Securities    Income
                                          Fund B        Securities   Securities B      B       Securities B       B         Fund B
                                        -------------   ----------   ------------   --------   ------------   ----------   ---------
Accumulation Units:
   Unit Balance at December 31, 1999          --             --           --           --           --            --          --

      Units Issued                            --          2,083           --           --           --            --          --
      Units Redeemed                          --            (40)          --           --           --            --          --
                                             ---          -----           --          ---          ---           ---         ---

   Unit Balance at December 31, 2000          --          2,043           --           --           --            --          --

      Units Issued                           329          1,541           14          178          237             8          10
      Units Redeemed                          --             --           --           --           --            --          --
                                             ---          -----           --          ---          ---           ---         ---

   Unit Balance at December 31, 2001         329          3,584           14          178          237             8          10
                                             ===          =====           ==          ===          ===           ===         ===

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
Year ended December 31, 2001

(6) Changes in Units Outstanding, continued:

                                         Templeton                Fidelity                        American Century
                                        ----------   ----------------------------------   --------------------------------
                                                        VIP
                                          Growth       Equity-      VIP        VIP          VP
                                        Securities     Income      Growth   High Income   Income &       VP           VP
                                          Fund B     Portfolio B     B        Fund B       Growth    International   Value
                                        ----------   -----------   ------   -----------   --------   -------------   -----
Accumulation Units:
    Unit Balance at December 31, 1999      --            --          --         --           --           --          --

      Units Issued                         --            --          --         --           --           --          --
      Units Redeemed                       --            --          --         --           --           --          --
                                          ---           ---         ---        ---          ---          ---         ---

    Unit Balance at December 31, 2000      --            --          --         --           --           --          --

      Units Issued                          8             8         529         10           11           11           9
      Units Redeemed                       --            --          --         --           --           --          --
                                          ---           ---         ---        ---          ---          ---         ---

    Unit Balance at December 31, 2001       8             8         529         10           11           11           9
                                          ===           ===         ===        ===          ===          ===         ===

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
Year ended December 31, 2001

(6)  Changes in Units Outstanding, continued:

                                             Zenith                        Dreyfus                    Invesco
                                        -----------------   -----------------------------------   ----------------
                                                  Harris       VIF            VIF
                                         Davis    Oakmark    Capital       Disciplined   Stock                VIF
                                        Venture   Mid Cap   Appreciation     Stock       Index      VIF      High
                                        Value E   Value B   Portfolio B        B         Fund B   Dynamics   Yield
                                        -------   -------   ------------   -----------   ------   --------   -----
Accumulation Units:
    Unit Balance at December 31, 1999     --        --           --             --         --        --       --

      Units Issued                        --        --           --             --         --        --       --
      Units Redeemed                      --        --           --             --         --        --       --
                                         ---       ---          ---            ---         --       ---      ---

    Unit Balance at December 31, 2000     --        --           --             --         --        --       --

      Units Issued                       707       373          701             11         11        12       11
      Units Redeemed                      --        --           --             --         --        --       --
                                         ---       ---          ---            ---        ---       ---      ---

    Unit Balance at December 31, 2001    707       373          701             11         11        12       11
                                         ===       ===          ===            ===        ===       ===      ===

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
Year ended December 31, 2001

(6)  Changes in Units Outstanding, continued:

                                                         PIMCO
                                        --------------------------------------

                                        High      Low      StocksPLUS    Total
                                        Yield   Duration    Growth &    Return
                                        Bond      Bond       Income      Bond
                                        -----   --------   ----------   ------

Accumulation Units:
    Unit Balance at December 31, 1999    --        --          --         --

      Units Issued                       --        --          --         --
      Units Redeemed                     --        --          --         --
                                        ---       ---         ---        ---

    Unit Balance at December 31, 2000    --        --          --         --

      Units Issued                       10         9         552          9
      Units Redeemed                     --        --          --         --
                                        ---       ---         ---        ---

    Unit Balance at December 31, 2001    10         9         552          9
                                        ===       ===         ===        ===

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(7) Realized Gain (Loss) and Change in Unrealized Appreciation (Depreciation) The realized gain (loss) on the sale of fund shares and the change in unrealized appreciation (depreciation) for each sub-account during the years or periods ended December 31, 2001 and December 31, 2000 follows:

                                                                                   Realized Gain (Loss)
                                                                    --------------------------------------------------
                                                                         Aggregate        Aggregate Cost
                                                          Year or   Proceeds from Sales   of Fund Shares    Realized
                                                          Period      of Fund Shares         Redeemed      Gain (Loss)
                                                          -------   -------------------   --------------   -----------
Met Investors Lord Abbett Growth and Income Portfolio      2001           105,060             98,945          6,115
                                                           2000           159,953            155,182          4,771

Met Investors Lord Abbett Growth and Income Portfolio B    2001               134                135             (1)
                                                           2000                --                 --             --

Met Investors Lord Abbett Bond Debenture Portfolio         2001            54,413             58,322         (3,909)
                                                           2000            46,415             45,664            751

Met Investors Lord Abbett Bond Debenture Portfolio B       2001               221                224             (3)
                                                           2000

Met Investors Lord Abbett Developing Growth Portfolio      2001             2,014              2,245           (231)
                                                           2000            10,592              8,657          1,935

Met Investors Lord Abbett Developing Growth Portfolio B    2001                --                 --             --
                                                           2000                --                 --             --

Met Investors Lord Abbett Large Cap Research Portfolio     2001           187,871            166,074         21,797
                                                           2000             5,008              4,385            623

Met Investors Lord Abbett Mid-Cap Value Portfolio          2001            13,968             11,170          2,798
                                                           2000            11,104             10,213            891

Met Investors Lord Abbett Mid-Cap Value Portfolio B        2001             4,561              4,416            145
                                                           2000                --                 --             --

Met Investors JP Morgan Quality Bond Portfolio             2001             6,354              5,972            382
                                                           2000            15,810             15,561            249

Met Investors JP Morgan Quality Bond Portfolio B           2001                --                 --             --
                                                           2000                --                 --             --

Met Investors JP Morgan Small Cap Stock Portfolio          2001            37,642             40,431         (2,789)
                                                           2000             2,145              1,770            375

Met Investors JP Morgan Small Cap Stock Portfolio B        2001                --                 --             --
                                                           2000                --                 --             --

Met Investors JP Morgan Enhanced Index Portfolio           2001            23,852             28,007         (4,155)
                                                           2000            22,203             20,525          1,678

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(7) Realized Gain (Loss) and Change in Unrealized Appreciation (Depreciation), continued:

                                                                                       Realized Gain (Loss)
                                                                       --------------------------------------------------
                                                                            Aggregate         Aggregate Cost
                                                             Year or   Proceeds from Sales   of Fund Shares    Realized
                                                             Period      of Fund Shares         Redeemed      Gain (Loss)
                                                             -------   -------------------   ---------------  -----------
Met Investors JP Morgan Enhanced Index Portfolio B            2001               --                  --             --
                                                              2000               --                  --             --

Met Investors JP Morgan Select Equity Portfolio               2001           45,154              50,472         (5,318)
                                                              2000            4,372               4,321             51

Met Investors JP Morgan Select Equity Portfolio B             2001               --                  --             --
                                                              2000               --                  --             --

Met Investors JP Morgan International Equity Portfolio        2001           21,353              25,513         (4,160)
                                                              2000           41,718              33,331          8,387

Met Investors JP Morgan International Equity Portfolio B      2001               --                  --             --
                                                              2000               --                  --             --

Met Investors Met Putnam Research Port. B                     2001               --                  --             --
                                                              2000               --                  --             --

Met Investors Oppenheimer Capital Appr Portfolio B            2001               --                  --             --
                                                              2000               --                  --             --

Met Investors PIMCO Money Market Port. B                      2001               --                  --             --
                                                              2000               --                  --             --

Met Investors Janus Aggressive Growth Portfolio B             2001               --                  --             --
                                                              2000               --                  --             --

Met Investors Lord Abbett Growth Opportunities Portfolio      2001               --                  --             --
                                                              2000               --                  --             --

Met Investors Lord Abbett Growth Opportunities Portfolio B    2001               --                  --             --
                                                              2000               --                  --             --

Met Investors PIMCO Total Return Port. B                      2001               --                  --             --
                                                              2000               --                  --             --

Met Investors PIMCO Innovation Port. B                        2001               --                  --             --
                                                              2000               --                  --             --

Met Investors MFS Mid Cap Growth Port. B                      2001               --                  --             --
                                                              2000               --                  --             --

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(7) Realized Gain (Loss) and Change in Unrealized Appreciation (Depreciation), continued:

                                                                                   Realized Gain (Loss)
                                                                    --------------------------------------------------
                                                                         Aggregate        Aggregate Cost
                                                          Year or   Proceeds from Sales   of Fund Shares    Realized
                                                          Period      of Fund Shares         Redeemed      Gain (Loss)
                                                          -------   -------------------   --------------   -----------
Met Investors MFS Research Intl Port. B                    2001               --                  --            --
                                                           2000               --                  --            --

Met Investors MIST AIM Mid Cap Equity Portfolio B          2001               79                  76             3
                                                           2000               --                  --            --

Met Investors MIST AIM Small Cap Portfolio B               2001               --                  --            --
                                                           2000               --                  --            --

Met Investors MIST SSR Concentrated Int'l Portfolio B      2001               --                  --            --
                                                           2000               --                  --            --

MetLife Stock Index Portfolio B                            2001               --                  --            --
                                                           2000               --                  --            --

GACC Money Market Fund                                     2001               --                  --            --
                                                           2000                1                   1            --

Russell Multi-Style Equity Fund                            2001            5,728               6,252          (524)
                                                           2000               --                  --            --

Russell Aggressive Equity Fund                             2001              789                 807           (18)
                                                           2000               --                  --            --

Russell Non-U.S. Fund                                      2001            2,495               2,787          (292)
                                                           2000               --                  --            --

Russell Core Bond Fund                                     2001            6,397               6,350            47
                                                           2000               --                  --            --

Russell Real Estate Securities Fund                        2001              859                 838            21
                                                           2000               --                  --            --

AIM Value Fund                                             2001            2,665               3,626          (961)
                                                           2000               88                  95            (7)

AIM Capital Appreciation Fund                              2001              964               1,398          (434)
                                                           2000               55                  58            (3)

AIM International Equity Fund                              2001            1,164               1,766          (602)
                                                           2000               61                  70            (9)

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(7) Realized Gain (Loss) and Change in Unrealized Appreciation (Depreciation), continued:

                                                                                   Realized Gain (Loss)
                                                                    --------------------------------------------------
                                                                         Aggregate        Aggregate Cost
                                                          Year or   Proceeds from Sales   of Fund Shares    Realized
                                                          Period      of Fund Shares         Redeemed      Gain (Loss)
                                                          -------   -------------------   --------------   -----------
Alliance Premier Growth Portfolio                          2001            1,694               2,292           (598)
                                                           2000              194                 219            (25)

Alliance Premier Growth Portfolio B                        2001               --                  --             --
                                                           2000               --                  --             --

Alliance Bernstein Real Estate Investment Portfolio        2001              593                 570             23
                                                           2000               20                  21             (1)

Alliance Bernstein Real Estate Investment Portfolio B      2001               --                  --             --
                                                           2000               --                  --             --

Alliance Bernstein Small Cap Portfolio B                   2001               --                  --             --
                                                           2000               --                  --             --

Alliance Bernstein Value Portfolio B                       2001               --                  --             --
                                                           2000               --                  --             --

Newport Tiger Fund                                         2001               --                  --             --
                                                           2000               --                  --             --

Goldman Sachs Growth & Income Fund                         2001               --                  --             --
                                                           2000               --                  --             --

Goldman Sachs International Equity Fund                    2001               --                  --             --
                                                           2000               --                  --             --

Goldman Sachs Global Income Fund                           2001               --                  --             --
                                                           2000               --                  --             --

Goldman Sachs Internet Tollkeeper Fund                     2001               --                  --             --
                                                           2000               --                  --             --

Scudder II Small Cap Growth Port.                          2001               --                  --             --
                                                           2000               --                  --             --

Scudder II Small Cap Value Portfolio                       2001              806                 676            130
                                                           2000               23                  23             --

Scudder II Government Sec Port.                            2001               --                  --             --
                                                           2000               --                  --             --

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(7) Realized Gain (Loss) and Change in Unrealized Appreciation (Depreciation), continued:

                                                                                   Realized Gain (Loss)
                                                                    --------------------------------------------------
                                                                         Aggregate        Aggregate Cost
                                                          Year or   Proceeds from Sales   of Fund Shares    Realized
                                                          Period      of Fund Shares         Redeemed      Gain (Loss)
                                                          -------   -------------------   --------------   -----------
Scudder I International Portfolio B                        2001               --                  --            --
                                                           2000               --                  --            --

MFS Research Series                                        2001            1,400               2,053          (653)
                                                           2000              128                 139           (11)

MFS Research Series B                                      2001               --                  --            --
                                                           2000               --                  --            --

MFS Investors Trust Series                                 2001               87                  98           (11)
                                                           2000               --                  --            --

MFS Investors Trust Series B                               2001               --                  --            --
                                                           2000               --                  --            --

MFS Emerging Growth Series                                 2001              385                 640          (255)
                                                           2000               45                  50            (5)

MFS Emerging Growth Series B                               2001               --                  --            --
                                                           2000               --                  --            --

MFS High Income Series                                     2001               32                  34            (2)
                                                           2000               --                  --            --

MFS High Income Series B                                   2001               --                  --            --
                                                           2000               --                  --            --

MFS Global Governments Series B                            2001               --                  --            --
                                                           2000               --                  --            --

MFS New Discovery Series B                                 2001               --                  --            --
                                                           2000               --                  --            --

Oppenheimer Bond Fund/VA                                   2001              282                 283            (1)
                                                           2000               11                  11            --

Putnam VT Growth & Income Fund                             2001            1,325               1,369           (44)
                                                           2000               64                  62             2

Putnam VT Growth & Income Fund B                           2001               --                  --            --
                                                           2000               --                  --            --

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(7) Realized Gain (Loss) and Change in Unrealized Appreciation (Depreciation), continued:

                                                                                     Realized Gain (Loss)
                                                                    --------------------------------------------------
                                                                         Aggregate        Aggregate Cost
                                                          Year or   Proceeds from Sales   of Fund Shares    Realized
                                                          Period      of Fund Shares         Redeemed      Gain (Loss)
                                                          -------   -------------------   --------------   -----------
Putnam VT Vista Fund                                        2001           4,025              6,869          (2,844)
                                                            2000             480                532             (52)

Putnam VT Vista Fund B                                      2001              --                 --              --
                                                            2000              --                 --              --

Putnam VT Int'l Growth Fund                                 2001             820              1,039            (219)
                                                            2000              76                 81              (5)

Putnam VT Int'l Growth Fund B                               2001              --                 --              --
                                                            2000              --                 --              --

Putnam VT International New Opp Fund B                      2001              --                 --              --
                                                            2000              --                 --              --

Putnam VT New Value Fund B                                  2001              --                 --              --
                                                            2000              --                 --              --

Templeton International Securities Fund                     2001           5,212              7,305          (2,093)
                                                            2000              71                 73              (2)

Templeton International Securities Fund B                   2001              --                 --              --
                                                            2000              --                 --              --

Templeton Developing Markets Securities Fund                2001             340                378             (38)
                                                            2000              23                 26              (3)

Templeton Developing Markets Securities Fund B              2001              --                 --              --
                                                            2000              --                 --              --

Templeton Small Cap Fund B                                  2001              --                 --              --
                                                            2000              --                 --              --

Templeton Large Cap Growth Sec Fund B                       2001              --                 --              --
                                                            2000              --                 --              --

Templeton Mutual Shares Sec Fund B                          2001              --                 --              --
                                                            2000              --                 --              --

Templeton Global Income Sec Fund B                          2001              --                 --              --
                                                            2000              --                 --              --

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(7) Realized Gain (Loss) and Change in Unrealized Appreciation (Depreciation), continued:

                                                                                    Realized Gain (Loss)
                                                                    --------------------------------------------------
                                                                         Aggregate        Aggregate Cost
                                                          Year or   Proceeds from Sales   of Fund Shares    Realized
                                                          Period     of Fund Shares          Redeemed      Gain (Loss)
                                                          -------   -------------------   --------------   -----------
Templeton Growth Sec Fund B                                2001              --                 --              --
                                                           2000              --                 --              --

Fidelity Equity-Income Fund B                              2001              --                 --              --
                                                           2000              --                 --              --

Fidelity Growth Fund B                                     2001              --                 --              --
                                                           2000              --                 --              --

Fidelity High Income Fund B                                2001              --                 --              --
                                                           2000              --                 --              --

American Century VP Income & Growth Fund                   2001              --                 --              --
                                                           2000              --                 --              --

American Century VP International Fund                     2001              --                 --              --
                                                           2000              --                 --              --

American Century VP Value Fund                             2001              --                 --              --
                                                           2000              --                 --              --

New England Zenith Davis Venture Value E                   2001              --                 --              --
                                                           2000              --                 --              --

New England Zenith Harris Oakmark Mid Cap Value B          2001              --                 --              --
                                                           2000              --                 --              --

Dreyfus VIF Capital Appreciation Portfolio B               2001              --                 --              --
                                                           2000              --                 --              --

Dreyfus VIF Disciplined Stock Portfolio B                  2001              --                 --              --
                                                           2000              --                 --              --

Dreyfus Stock Index Fund B                                 2001              --                 --              --
                                                           2000              --                 --              --

INVESCO VIF Dynamics Fund                                  2001              --                 --              --
                                                           2000              --                 --              --

INVESCO VIF High Yield Fund                                2001              --                 --              --
                                                           2000              --                 --              --

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(7) Realized Gain (Loss) and Change in Unrealized Appreciation (Depreciation), continued:

                                                                            Realized Gain (Loss)
                                                           --------------------------------------------------
                                                                Aggregate        Aggregate Cost
                                                 Year or   Proceeds from Sales   of Fund Shares    Realized
                                                 Period      of Fund Shares         Redeemed      Gain (Loss)
                                                 -------   -------------------   --------------   -----------
Pimco High Yield Bond Portfolio                   2001              --                 --             --
                                                  2000              --                 --             --

Pimco Low Duration Bond Portfolio                 2001              --                 --             --
                                                  2000              --                 --             --

Pimco StocksPLUS Growth & Income Portfolio        2001              --                 --             --
                                                  2000              --                 --             --

Pimco Total Return Bond Portfolio                 2001              --                 --             --
                                                  2000              --                 --             --

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(7) Realized Gain (Loss) and Change in Unrealized Appreciation (Depreciation), continued:

                                                                        Unrealized Appreciation (Depreciation)
                                                                    ----------------------------------------------
                                                                    Appreciation        Appreciation
                                                          Year or   (Depreciation)     (Depreciation)
                                                           Period   End of Period    Beginning of Period   Change
                                                          -------   --------------   -------------------   -------
Met Investors Lord Abbett Growth and Income Portfolio      2001         46,359             102,727         (56,368)
                                                           2000        102,727              55,182          47,545

Met Investors Lord Abbett Growth and Income Portfolio B    2001            310                  --             310
                                                           2000             --                  --              --

Met Investors Lord Abbett Bond Debenture Portfolio         2001        (13,592)             (8,033)         (5,559)
                                                           2000         (8,033)              4,840         (12,873)

Met Investors Lord Abbett Bond Debenture Portfolio B       2001            314                  --             314
                                                           2000             --                  --              --

Met Investors Lord Abbett Developing Growth Portfolio      2001         (6,069)             (4,034)         (2,035)
                                                           2000         (4,034)              9,575         (13,609)

Met Investors Lord Abbett Developing Growth Portfolio B    2001            128                  --             128
                                                           2000             --                  --              --

Met Investors Lord Abbett Large Cap Research Portfolio     2001             --              28,900         (28,900)
                                                           2000         28,900              20,847           8,053

Met Investors Lord Abbett Mid-Cap Value Portfolio          2001         46,934              51,144          (4,210)
                                                           2000         51,144               2,904          48,240

Met Investors Lord Abbett Mid-Cap Value Portfolio B        2001            665                  --             665
                                                           2000             --                  --              --

Met Investors JP Morgan Quality Bond Portfolio             2001          4,162               3,272             890
                                                           2000          3,272                 781           2,491

Met Investors JP Morgan Quality Bond Portfolio B           2001           (150)                 --            (150)
                                                           2000             --                  --              --

Met Investors JP Morgan Small Cap Stock Portfolio          2001        (16,693)              6,166         (22,859)
                                                           2000          6,166              27,052         (20,886)

Met Investors JP Morgan Small Cap Stock Portfolio B        2001            (17)                 --             (17)
                                                           2000             --                  --              --

Met Investors JP Morgan Enhanced Index Portfolio           2001        (50,022)            (16,992)        (33,030)
                                                           2000        (16,992)             51,885         (68,877)

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(7) Realized Gain (Loss) and Change in Unrealized Appreciation (Depreciation), continued:

                                                                           Unrealized Appreciation (Depreciation)
                                                                       ----------------------------------------------
                                                                        Appreciation       Appreciation
                                                             Year or   (Depreciation)     (Depreciation)
                                                             Period    End of Period    Beginning of Period   Change
                                                             -------   --------------   -------------------   -------
Met Investors JP Morgan Enhanced Index Portfolio B             2001           (10)                 --             (10)
                                                               2000            --                  --              --

Met Investors JP Morgan Select Equity Portfolio                2001       (19,499)            (12,271)         (7,228)
                                                               2000       (12,271)             10,168         (22,439)

Met Investors JP Morgan Select Equity Portfolio B              2001            17                  --              17
                                                               2000            --                  --              --

Met Investors JP Morgan International Equity Portfolio         2001       (55,528)             (7,658)        (47,870)
                                                               2000        (7,658)             43,329         (50,987)

Met Investors JP Morgan International Equity Portfolio B       2001           (27)                 --             (27)
                                                               2000            --                  --              --

Met Investors Met Putnam Research Port. B                      2001           (12)                 --             (12)
                                                               2000            --                  --              --

Met Investors Oppenheimer Capital Appr Portfolio B             2001           (74)                 --             (74)
                                                               2000            --                  --              --

Met Investors PIMCO Money Market Port. B                       2001            --                  --              --
                                                               2000            --                  --              --

Met Investors Janus Aggressive Growth Portfolio B              2001           (17)                 --             (17)
                                                               2000            --                  --              --

Met Investors Lord Abbett Growth Opportunities Portfolio       2001            (8)                 --              (8)
                                                               2000            --                  --              --

Met Investors Lord Abbett Growth Opportunities Portfolio B     2001            76                  --              76
                                                               2000            --                  --              --

Met Investors PIMCO Total Return Port. B                       2001           (84)                 --             (84)
                                                               2000            --                  --              --

Met Investors PIMCO Innovation Port. B                         2001           (25)                 --             (25)
                                                               2000            --                  --              --

Met Investors MFS Mid Cap Growth Port. B                       2001            (1)                 --              (1)
                                                               2000            --                  --              --

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(7) Realized Gain (Loss) and Change in Unrealized Appreciation (Depreciation), continued:

                                                                      Unrealized Appreciation (Depreciation)
                                                                  ----------------------------------------------
                                                                   Appreciation       Appreciation
                                                        Year or   (Depreciation)     (Depreciation)
                                                        Period    End of Period    Beginning of Period   Change
                                                        -------   --------------   -------------------   -------
Met Investors MFS Research Intl Port. B                   2001            28                  --              28
                                                          2000            --                  --              --

Met Investors MIST AIM  Mid Cap Equity Portfolio B        2001             6                  --               6
                                                          2000            --                  --              --

Met Investors MIST AIM Small Cap Portfolio B              2001            49                  --              49
                                                          2000            --                  --              --

Met Investors MIST SSR Concentrated Int'l Portfolio B     2001             9                  --               9
                                                          2000            --                  --              --

MetLife Stock Index Portfolio B                           2001           (27)                 --             (27)
                                                          2000            --                  --              --

GACC Money Market Fund                                    2001             9                   5               4
                                                          2000             5                   5              --

Russell Multi-Style Equity Fund                           2001        (6,416)                (11)         (6,405)
                                                          2000           (11)                 --             (11)

Russell Aggressive Equity Fund                            2001            18                 (13)             31
                                                          2000           (13)                 --             (13)

Russell Non-U.S. Fund                                     2001        (4,564)                (14)         (4,550)
                                                          2000           (14)                 --             (14)

Russell Core Bond Fund                                    2001          (849)                  4            (853)
                                                          2000             4                  --               4

Russell Real Estate Securities Fund                       2001           192                  13             179
                                                          2000            13                  --              13

AIM Value Funds                                           2001       (15,707)             (9,065)         (6,642)
                                                          2000        (9,065)                 --          (9,065)

AIM Capital Appreciation Fund                             2001       (34,028)            (14,164)        (19,864)
                                                          2000       (14,164)                 --         (14,164)

AIM International Equity Fund                             2001       (14,625)             (7,321)         (7,304)
                                                          2000        (7,321)                 --          (7,321)

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(7) Realized Gain (Loss) and Change in Unrealized Appreciation (Depreciation), continued:

                                                                      Unrealized Appreciation (Depreciation)
                                                                  ----------------------------------------------
                                                                   Appreciation       Appreciation
                                                        Year or   (Depreciation)     (Depreciation)
                                                        Period    End of Period    Beginning of Period   Change
                                                        -------   --------------   -------------------   -------
Alliance Premier Growth Portfolio                         2001       (45,678)            (22,182)        (23,496)
                                                          2000       (22,182)                 --         (22,182)

Alliance Premier Growth Portfolio B                       2001            30                  --              30
                                                          2000            --                  --              --

Alliance Bernstein Real Estate Investment Portfolio       2001         2,220                 389           1,831
                                                          2000           389                  --             389

Alliance Bernstein Real Estate Investment Portfolio B     2001            45                  --              45
                                                          2000            --                  --              --

Alliance Bernstein Small Cap Portfolio B                  2001            12                  --              12
                                                          2000            --                  --              --

Alliance Bernstein Value Portfolio B                      2001             1                  --               1
                                                          2000            --                  --              --

Newport Tiger Fund                                        2001           (14)                 --             (14)
                                                          2000            --                  --              --

Goldman Sachs Growth & Income Fund                        2001            (4)                 --              (4)
                                                          2000            --                  --              --

Goldman Sachs International Equity Fund                   2001           (17)                 --             (17)
                                                          2000            --                  --              --

Goldman Sachs Global Income Fund                          2001            (1)                 --              (1)
                                                          2000            --                  --              --

Goldman Sachs Internet Tollkpr Fund                       2001           (24)                 --             (24)
                                                          2000            --                  --              --

Scudder II Small Cap Growth Port                          2001           (15)                 --             (15)
                                                          2000            --                  --              --

Scudder II Small Cap Value Portfolio                      2001        11,564               3,345           8,219
                                                          2000         3,345                  --           3,345

Scudder II Government Sec Port                            2001             5                  --               5
                                                          2000            --                  --              --

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(7) Realized Gain (Loss) and Change in Unrealized Appreciation (Depreciation), continued:

                                                        Unrealized Appreciation (Depreciation)
                                                    ----------------------------------------------
                                                     Appreciation       Appreciation
                                          Year or   (Depreciation)     (Depreciation)
                                          Period    End of Period    Beginning of Period   Change
                                          -------   --------------   -------------------   -------
Scudder I International Portfolio B         2001           (23)                 --             (23)
                                            2000            --                  --              --

MFS Research Series                         2001       (35,539)            (10,726)        (24,813)
                                            2000       (10,726)                 --         (10,726)

MFS Research Series B                       2001           (15)                 --             (15)
                                            2000            --                  --              --

MFS Investors Trust Series                  2001        (1,055)                 --          (1,055)
                                            2000            --                  --              --

MFS Investors Trust Series B                2001           (11)                 --             (11)
                                            2000            --                  --              --

MFS Emerging Growth Series                  2001       (17,291)             (5,667)        (11,624)
                                            2000        (5,667)                 --          (5,667)

MFS Emerging Growth Series B                2001           (18)                 --             (18)
                                            2000            --                  --              --

MFS High Income Series                      2001          (516)                 (7)           (509)
                                            2000            (7)                 --              (7)

MFS High Income Series B                    2001            (2)                 --              (2)
                                            2000            --                  --              --

MFS Global Governments Series B             2001             4                  --               4
                                            2000            --                  --              --

MFS New Discovery Series B                  2001           131                  --             131
                                            2000            --                  --              --

Oppenheimer Bond Fund/VA                    2001          (127)                 87            (214)
                                            2000            87                  --              87

Putnam VT Growth & Income Fund              2001        (2,823)              2,191          (5,014)
                                            2000         2,191                  --           2,191

Putnam VT Growth & Income Fund B            2001            (7)                 --              (7)
                                            2000            --                  --              --

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(7) Realized Gain (Loss) and Change in Unrealized Appreciation (Depreciation), continued:

                                                       Unrealized Appreciation (Depreciation)
                                                   -----------------------------------------------
                                                    Appreciation       Appreciation
                                         Year or   (Depreciation)     (Depreciation)
                                         Period    End of Period    Beginning of Period    Change
                                         -------   --------------   -------------------   --------
Putnam VT Vista Fund                       2001       (232,831)           (65,181)        (167,650)
                                           2000        (65,181)                --          (65,181)

Putnam VT Vista Fund B                     2001            (18)                --              (18)
                                           2000             --                 --               --

Putnam VT Int'l Growth Fund                2001        (18,957)            (1,800)         (17,157)
                                           2000         (1,800)                --           (1,800)

Putnam VT Int'l Growth Fund B              2001             65                 --               65
                                           2000             --                 --               --

Putnam VT International New Opp Fund B     2001            (15)                --              (15)
                                           2000             --                 --               --

Putnam VT New Value Fund B                 2001             (3)                --               (3)
                                           2000             --                 --               --

Templeton Int'l Securities Fund            2001        (19,527)               844          (20,371)
                                           2000            844                 --              844

Templeton Int'l Securities Fund B          2001           (238)                --             (238)
                                           2000             --                 --               --

Templeton Developing Markets Fund          2001         (3,155)            (1,491)          (1,664)
                                           2000         (1,491)                --           (1,491)

Templeton Developing Markets Fund B        2001             (6)                --               (6)
                                           2000             --                 --               --

Templeton Small Cap Fund B                 2001             35                 --               35
                                           2000             --                 --               --

Templeton Large Cap Growth Sec Fund B      2001             32                 --               32
                                           2000             --                 --               --

Templeton Mutual Shares Sec Fund B         2001             (9)                --               (9)
                                           2000             --                 --               --

Templeton Global Income Sec Fund B         2001              2                 --                2
                                           2000             --                 --               --

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(7) Realized Gain (Loss) and Change in Unrealized Appreciation (Depreciation), continued:

                                                                      Unrealized Appreciation (Depreciation)
                                                                  ---------------------------------------------
                                                                   Appreciation        Appreciation
                                                        Year or   (Depreciation)     (Depreciation)
                                                         Period   End of Period    Beginning of Period   Change
                                                        -------   --------------   -------------------   ------
Templeton Growth Sec Fund B                              2001          (20)                 --            (20)
                                                         2000           --                  --             --

Fidelity Equity-Income Fund B                            2001           (5)                 --             (5)
                                                         2000           --                  --             --

Fidelity Growth Fund B                                   2001           45                  --             45
                                                         2000           --                  --             --

Fidelity High Income Fund B                              2001          (10)                 --            (10)
                                                         2000           --                  --             --

American Century VP Income & Growth Fund                 2001           (7)                 --             (7)
                                                         2000           --                  --             --

American Century VP International Fund                   2001          (18)                 --            (18)
                                                         2000           --                  --             --

American Century VP Value Fund                           2001            9                  --              9
                                                         2000           --                  --             --

New England Zenith Davis Venture Value E                 2001           50                  --             50
                                                         2000           --                  --             --

New England Zenith Harris Oakmark Mid Cap Value B        2001          135                  --            135
                                                         2000           --                  --             --

Dreyfus VIF Capital Appreciation Portfolio B             2001           --                  --             --
                                                         2000           --                  --             --

Dreyfus VIF Disciplined Stock Portfolio B                2001          (10)                 --            (10)
                                                         2000           --                  --             --

Dreyfus Stock Index Fund B                               2001          (10)                 --            (10)
                                                         2000           --                  --             --

INVESCO VIF Dynamics Fund                                2001          (15)                 --            (15)
                                                         2000           --                  --             --

INVESCO VIF High Yield Fund                              2001          (25)                 --            (25)
                                                         2000           --                  --             --

                                                                     (Continued)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
Notes to Financial Statements
December 31, 2001

(7) Realized Gain (Loss) and Change in Unrealized Appreciation (Depreciation), continued:

                                                                       Unrealized Appreciation (Depreciation)
                                                                  ---------------------------------------------
                                                                   Appreciation        Appreciation
                                                        Year or   (Depreciation)      (Depreciation)
                                                        Period     End of Period   Beginning of Period   Change
                                                        -------   --------------   -------------------   ------
Pimco High Yield Bond Portfolio                          2001           (4)                 --             (4)
                                                         2000           --                  --             --

Pimco Low Duration Bond Portfolio                        2001           --                  --             --
                                                         2000           --                  --             --

Pimco StocksPLUS Growth & Income Portfolio               2001          (19)                 --            (19)
                                                         2000           --                  --             --

Pimco Total Return Bond Portfolio                        2001            1                  --              1
                                                         2000           --                  --             --

              FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                              FINANCIAL HIGHLIGHTS

First Metlife Investors Variable Annuity Account One sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

The following table displays selected financial highlights of each sub-account offered by the various products.

                                                                   As of December 31, 2001      For the Year ended December 31, 2001
                                                             --------------------------------   ------------------------------------
                                                                         Unit      Net Assets    Investment     Expense     Total
                                                              Units   Fair Value     (000)      Income Ratio*   Ratio**   Return***
                                                             ------   ----------   ----------   -------------   -------   ---------
Met Investors Lord Abbett Growth and Income Portfolio        18,248   $41.480158      $757          0.98%        1.40%      (7.04%)
Met Investors Lord Abbett Growth and Income Portfolio B       1,345    41.392944        56          0.00%        1.40%      (7.30%)
Met Investors Lord Abbett Bond Debenture Portfolio           12,757    14.003965       179          8.32%        1.40%       2.34%
Met Investors Lord Abbett Bond Debenture Portfolio B          1,822    13.978494        25          0.07%        1.40%       2.04%
Met Investors Lord Abbett Developing Growth Portfolio         8,727    10.626964        93          0.00%        1.40%      (8.14%)
Met Investors Lord Abbett Developing Growth Portfolio B         349    10.607266         4          0.00%        1.40%      (8.38%)
Met Investors Lord Abbett Large Cap Research Portfolio           --           --        --          0.62%        1.40%      (0.96%)
Met Investors Lord Abbett Mid-Cap Value Portfolio            14,216    17.481821       249          0.49%        1.40%       6.58%
Met Investors Lord Abbett Mid-Cap Value Portfolio B           1,124    17.457790        20          0.00%        1.40%       6.40%
Met Investors JP Morgan Quality Bond Portfolio                5,099    13.414260        68          4.88%        1.40%       5.56%
Met Investors JP Morgan Quality Bond Portfolio B                944    13.402074        13          0.12%        1.40%       5.35%
Met Investors JP Morgan Small Cap Stock Portfolio             6,593    14.284875        94          0.17%        1.40%      (9.73%)
Met Investors JP Morgan Small Cap Stock Portfolio B               7    14.261437        --          0.00%        1.40%      (9.91%)
Met Investors JP Morgan Enhanced Index Portfolio             14,754    17.175723       253          0.83%        1.40%     (12.64%)
Met Investors JP Morgan Enhanced Index Portfolio B                5    17.140791        --          1.06%        1.40%     (12.88%)
Met Investors JP Morgan Select Equity Portfolio               7,748    15.754678       122          0.47%        1.40%      (7.33%)
Met Investors JP Morgan Select Equity Portfolio B               791    15.718285        12          0.00%        1.40%      (7.64%)
Met Investors JP Morgan International Equity Portfolio       12,169    10.536868       128          1.29%        1.40%     (21.44%)
Met Investors JP Morgan International Equity Portfolio B          8    10.512950        --          1.18%        1.40%     (21.68%)
Met Investors Met Putnam Research Portfolio B                    11     8.065922        --          0.00%        1.40%     (12.63%)
Met Investors Oppenheimer Capital Appreciation Portfolio B    1,247     8.466912        11          0.11%        1.40%     (12.35%)
Met Investors PIMCO Money Market Portfolio B                     10    10.154282        --          1.99%        1.40%       0.89%
Met Investors Janus Aggressive Growth Portfolio B                11     7.308054        --          0.00%        1.40%     (18.00%)
Met Investors Lord Abbett Growth Opportunities Portfolio         10     8.830081        --          0.00%        1.40%      (8.40%)
Met Investors Lord Abbett Growth Opportunities Portfolio B    1,786     8.819461        16          0.00%        1.40%      (8.51%)
Met Investors PIMCO Total Return Portfolio B                  1,691    10.536235        18          2.50%        1.40%       5.27%
Met Investors PIMCO Innovation Portfolio B                       12     6.093409        --          0.00%        1.40%     (25.91%)
Met Investors MFS Mid Cap Growth Portfolio B                    266     8.236645         2          0.00%        1.40%     (16.04%)
Met Investors MFS Research International Portfolio B          1,021     8.381159         9          0.21%        1.40%     (12.79%)
Met Investors MIST AIM  Mid Cap Equity Portfolio B               10    10.991234        --          0.00%        1.40%       9.91%
Met Investors MIST AIM Small Cap Portfolio B                    250    11.852311         3          0.00%        1.40%      18.52%
Met Investors MIST SSR Concentrated Int'l Portfolio B            10    10.935611        --          0.00%        1.40%       9.36%
MetLife Stock Index Portfolio B                                 654    10.849814         7          0.00%        1.40%     (14.76%)
GACC Money Market Fund                                            9    12.590935        --          0.00%        1.40%       2.69%
Russell  Multi-Style Equity Fund                              8,591     7.618411        65          0.52%        1.40%     (15.35%)

* These amounts represent the dividends, excluding distributions of capital gains, received by the Separate Account sub-accounts from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the Separate Account sub-accounts is affected by the timing of the declaration of dividends by the underlying fund in which the Separate Account sub-accounts invest. For periods in which a sub-account commenced or ceased operations, the investment income ratio is not annualized.

** These ratios represent the annualized contract expenses of the Separate Account sub-accounts, consisting of mortality and expense charges and administrative expenses, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. For periods in which a sub-account commenced operations, the total return is calculated as if the sub-account commenced operations on the later of the inception date of the mutual fund, the applicable mutual fund share class or January 1, 2001.

                                                                     (continued)

              FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                              FINANCIAL HIGHLIGHTS

                                                              As of December 31, 2001        For the Year ended December 31, 2001
                                                          --------------------------------   ------------------------------------
                                                                      Unit      Net Assets    Investment     Expense      Total
                                                          Units    Fair Value      (000)      Income Ratio*   Ratio**   Return***
                                                          ------   ----------   ----------   -------------   -------   ----------
Russell Aggressive Equity Fund                             1,010   $ 9.160654     $  9           0.15%        1.40%      (3.65%)
Russell Non-U.S. Fund                                      4,311     6.914551       30           1.03%        1.40%     (23.08%)
Russell Core Bond Fund                                     6,223    11.427885       71           6.77%        1.40%       5.99%
Russell Real Estate Fund                                     835    12.406617       10           6.16%        1.40%       6.39%
Aim Value Fund                                             7,127     6.915729       49           0.14%        1.40%     (13.78%)
Aim Capital Appreciation Fund                             10,189     6.313261       64           0.00%        1.40%     (24.35%)
Aim International Equity Fund                              4,646     5.999549       28           0.33%        1.40%     (24.60%)
Alliance Premier Growth Portfolio                         16,205     6.446705      104           0.00%        1.40%     (18.35%)
Alliance Premier Growth Portfolio B                          317    12.767316        4           0.00%        1.40%     (18.56%)
Alliance Bernstein Real Estate Investment Portfolio        2,028    12.324618       25           3.79%        1.40%       9.25%
Alliance Bernstein Real Estate Investment Portfolio B        228    10.192752        2           0.48%        1.40%       9.16%
Alliance Bernstein Small Cap Portfolio B                      10    11.095691       --           0.00%        1.40%      10.96%
Alliance Bernstein Value Portfolio B                          10     9.976213       --           0.00%        1.40%      (0.24%)
Keyport Newport Tiger Fund                                     8    10.298309       --           1.19%        1.40%     (19.04%)
Goldman Sachs Growth & Income Fund                            11     8.656980       --           0.00%        1.40%     (10.57%)
Goldman Sachs Global Income Fund                               9    11.732665       --           3.93%        1.40%       3.67%
Goldman Sachs International Equity Fund                        9     9.740698       --           1.17%        1.40%     (23.26%)
Goldman Sachs Internet Tollkeeper Fund                        18     4.259904       --           0.00%        1.40%     (34.59%)
Scudder II Small Cap Growth Portfolio                          9     9.581495       --           0.00%        1.40%     (29.76%)
Scudder II Small Cap Value Portfolio                       4,578    12.085144       55           0.00%        1.40%      16.05%
Scudder II Government Sec Portfolio                            8    12.242645       --           0.00%        1.40%       6.76%
Scudder I International Portfolio B                           13     6.129472       --           0.00%        1.40%     (31.78%)
MFS Research Series                                        9,960     6.942180       69           0.02%        1.40%     (22.35%)
MFS Research Series B                                          8    10.837961       --           0.00%        1.40%     (22.49%)
MFS Investors Trust Series                                   742     8.219215        6           0.67%        1.40%     (17.11%)
MFS Investors Trust Series B                                   9    10.343215       --           0.00%        1.40%     (17.28%)
MFS Emerging Growth Series                                 4,789     5.263783       25           0.00%        1.40%     (34.44%)
MFS Emerging Growth Series B                                   7    11.968714       --           0.00%        1.40%     (34.55%)
MFS High Income Series                                       618     9.346685        6          10.54%        1.40%       0.68%
MFS High Income Series B                                      10     9.539603       --           0.00%        1.40%       0.20%
MFS Global Government Series B                                 9    10.940184       --           0.00%        1.40%       3.10%
MFS New Discovery Series B                                   407     8.041413        3           0.00%        1.40%      (6.58%)
Oppenheimer Bond Fund                                      1,956    11.201593       22           8.68%        1.40%       6.29%
Putnam VT Growth & Income Fund                             6,439    10.030665       65           1.79%        1.40%      (7.47%)
Putnam VT Growth & Income Fund B                               8    11.222898       --           0.00%        1.40%      (7.70%)
Putnam VT Vista Fund                                      52,362     5.482717      287           0.00%        1.40%     (34.32%)
Putnam VT Vista Fund B                                         7    11.036442       --           0.00%        1.40%     (34.43%)
Putnam VT International Growth Fund                        7,244     7.157027       52           0.39%        1.40%     (21.53%)

* These amounts represent the dividends, excluding distributions of capital gains, received by the Separate Account sub-accounts from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the Separate Account sub-accounts is affected by the timing of the declaration of dividends by the underlying fund in which the Separate Account sub-accounts invest. For periods in which a sub-account commenced or ceased operations, the investment income ratio is not annualized.

** These ratios represent the annualized contract expenses of the Separate Account sub-accounts, consisting of mortality and expense charges and administrative expenses, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. For periods in which a sub-account commenced operations, the total return is calculated as if the sub-account commenced operations on the later of the inception date of the mutual fund, the applicable mutual fund share class or January 1, 2001.

                                                                     (Continued)

              FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                              FINANCIAL HIGHLIGHTS

                                                            As of December 31, 2001       For the Year ended December 31, 2001
                                                        --------------------------------  ------------------------------------
                                                                    Unit      Net Assets    Investment    Expense     Total
                                                        Units    Fair Value     (000)      Income Ratio*   Ratio**    Return***
                                                        -----    ----------   ----------  -------------   -------   ----------
Putnam VT International Growth Fund B                     248    $12.931708      $ 3           0.00%        1.40%     (21.72%)
Putnam VT International New Opp Fund B                      9      9.723656       --           0.00%        1.40%     (29.68%)
Putnam VT New Value Fund B                                  7     12.763839       --           0.00%        1.40%       1.87%
Templeton International Securities Fund                 5,494      8.576956       47           3.43%        1.40%     (16.93%)
Templeton International Securities Fund B                 329      8.918168        3           0.16%        1.40%     (17.17%)
Templeton Developing Markets Securities Fund            3,584      7.298393       26           1.15%        1.40%      (9.34%)
Templeton Developing Markets Securities Fund B             14      6.977321       --           1.07%        1.40%      (9.37%)
Templeton Franklin Small Cap Fund B                       178     12.198150        2           0.00%        1.40%     (16.43%)
Templeton Large Cap Growth Sec Fund B                     237     13.305369        3           0.00%        1.40%     (12.67%)
Templeton Mutual Shares Sec Fund B                          8     12.232460       --           2.04%        1.40%       5.55%
Templeton Global Income Sec Fund B                         10     10.144355       --           2.93%        1.40%       0.81%
Templeton Growth Sec Fund B                                 8     12.947524       --           2.11%        1.40%      (2.69%)
Fidelity Equity Income Fund B                               8     11.141971       --           0.00%        1.40%      (6.55%)
Fidelity Growth Fund B                                    529     12.611329        7           0.00%        1.40%     (19.44%)
Fidelity High Income Fund B                                10      9.025089       --           0.00%        1.40%     (13.16%)
American Century VP Income & Growth Fund                   11      8.223442       --           0.00%        1.40%      (9.60%)
American Century International Fund                        11      7.187549       --           0.00%        1.40%     (29.98%)
American Century Value Fund                                 9     12.429283       --           0.00%        1.40%      11.34%
New England Zenith Davis Venture Value E                  707     10.156586        7           0.00%        1.40%     (12.45%)
New England Zenith Harris Oakmark Mid Cap Value B         373     11.947753        4           0.00%        1.40%      25.66%
Dreyfus VIF Capital Appreciation Portfolio B              701      8.832633        6           0.05%        1.40%     (10.89%)
Dreyfus VIF Disciplined Stock Portfolio B                  11      7.869049       --           0.00%        1.40%     (14.67%)
Dreyfus Stock Index Fund B                                 11      7.968599       --           1.12%        1.40%     (13.69%)
Invesco VIF Dynamics Fund                                  12      7.201833       --           0.00%        1.40%     (32.03%)
Invesco VIF High Yield Fund                                11      7.395337       --          10.39%        1.40%     (16.07%)
PIMCO High Yield Bond Portfolio                            10      9.953420       --           5.07%        1.40%       1.00%
PIMCO Low Duration Bond Portfolio                           9     11.348021       --           2.93%        1.40%       6.87%
PIMCO StocksPLUS Growth & Income Portfolio                552      8.109327        4           3.16%        1.40%     (11.84%)
PIMCO Total Return Bond Portfolio                           9     11.492649       --           2.88%        1.40%       7.02%

* These amounts represent the dividends, excluding distributions of capital gains, received by the Separate Account sub-accounts from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the Separate Account sub-accounts is affected by the timing of the declaration of dividends by the underlying fund in which the Separate Account sub-accounts invest. For periods in which a sub-account commenced or ceased operations, the investment income ratio is not annualized.

** These ratios represent the annualized contract expenses of the Separate Account sub-accounts, consisting of mortality and expense charges and administrative expenses, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. For periods in which a sub-account commenced operations, the total return is calculated as if the sub-account commenced operations on the later of the inception date of the mutual fund, the applicable mutual fund share class or January 1, 2001.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (Formerly First Cova Life Insurance Company)
       (a wholly owned subsidiary of MetLife Investors Insurance Company)

                              FINANCIAL STATEMENTS
            AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                        AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

The Board of Directors
First MetLife Investors Insurance Company
(Formerly First Cova Life Insurance Company)
New York, New York

We have audited the accompanying balance sheets of First MetLife Insurance Company (formerly First Cova Life Insurance Company) (the "Company") as of December 31, 2001 and 2000, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of First MetLife Investors Insurance Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP


Boston, Massachusetts
February 22, 2002


                            FIRST METLIFE INVESTORS INSURANCE COMPANY
                           (Formerly First Cova Life Insurance Company)
                (a wholly owned subsidiary of MetLife Investors Insurance Company)
                                          BALANCE SHEETS
                                    DECEMBER 31, 2001 AND 2000
                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                         2001           2000
                                                                      ------------  ------------
ASSETS
Investments:
  Fixed maturities available-for-sale, at fair value                  $   133,604   $    86,433
  Short-term investments                                                      572         1,193
                                                                      ------------  ------------
     Total investments                                                    134,176        87,626
Cash and cash equivalents                                                   8,159        20,443
Accrued investment income                                                   1,394         1,008
Premiums and other receivables                                            114,995            93
Deferred policy acquisition costs                                          10,936         3,136
Deferred income taxes                                                       1,982         1,102
Other assets                                                                  194           187
Separate account assets                                                     3,301         3,039
                                                                      ------------  ------------
     Total assets                                                     $   275,137   $   116,634
                                                                      ============  ============

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Future policy benefits                                              $        41   $         -
  Policyholder account balances                                           224,999        72,567
  Current income taxes payable                                              2,343         1,090
  Other liabilities                                                         6,901         3,069
  Separate account liabilities                                              3,301         3,039
                                                                      ------------  ------------
     Total liabilities                                                    237,585        79,765
                                                                      ------------  ------------

Commitments and contingencies (Note 5)

Stockholder's Equity:
  Common stock, par value $10 per share; 200,000 shares authorized,
     issued and outstanding                                                 2,000         2,000
  Additional paid-in capital                                               32,721        32,721
  Retained earnings                                                         2,162         1,599
  Accumulated other comprehensive income                                      669           549
                                                                      ------------  ------------
     Total stockholder's equity                                            37,552        36,869
                                                                      ------------  ------------
     Total liabilities and stockholder's equity                       $   275,137   $   116,634
                                                                      ============  ============




                         See accompanying notes to financial statements.

                                               F-2

                             FIRST METLIFE INVESTORS INSURANCE COMPANY
                            (Formerly First Cova Life Insurance Company)
                 (a wholly owned subsidiary of MetLife Investors Insurance Company)
                                        STATEMENTS OF INCOME
                           FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                                       (DOLLARS IN THOUSANDS)


                                                                            2001          2000
                                                                        ------------  ------------
REVENUES
Premiums                                                                $       277   $         -
Universal life and investment-type policy fees                                   65            13
Net investment income                                                         9,828         5,120
Net investment gains (losses) (net of amounts allocable from deferred
  acquisition costs of $422 and $(18), respectively)                            208            (9)
Other revenues                                                                  255            30
                                                                        ------------  ------------
     Total revenues                                                          10,633         5,154
                                                                        ------------  ------------

EXPENSES
Policyholder benefits                                                         1,836             -
Interest credited to policyholder account balances                            6,889         1,927
Other expenses (excludes amounts directly related to net investment
  gains (losses) of $422 and $(18), respectively)                             1,050           676
                                                                        ------------  ------------
     Total expenses                                                           9,775         2,603
                                                                        ------------  ------------

Income before provision for income taxes                                        858         2,551
Provision for income taxes                                                      295           952
                                                                        ------------  ------------
Net income                                                              $       563   $     1,599
                                                                        ============  ============




                          See accompanying notes to financial statements.


                                                F-3

                                       FIRST METLIFE INVESTORS INSURANCE COMPANY
                                      (Formerly First Cova Life Insurance Company)
                           (a wholly owned subsidiary of MetLife Investors Insurance Company)
                                           STATEMENTS OF STOCKHOLDER'S EQUITY
                                     FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                                                 (DOLLARS IN THOUSANDS)
                                                                                            Accumulated
                                                                Additional                     Other
                                                    Common        Paid-in      Retained     Comprehensive
                                                     Stock        Capital      Earnings        Income         Total
                                                  ------------  ------------  ------------  ------------  ------------
Balance at January 1, 2000                        $     2,000   $    32,420   $         -   $         -   $    34,420
Capital contribution                                                    301                                       301
Comprehensive income:
  Net income                                                                        1,599                       1,599
  Other comprehensive income:
     Unrealized investment gains, net of related
       offsets, reclassification adjustments and
       income taxes                                                                                 549           549
                                                                                                          ------------
  Comprehensive income                                                                                          2,148
                                                  ------------  ------------  ------------  ------------  ------------
Balance at December 31, 2000                            2,000        32,721         1,599           549        36,869
Comprehensive income:
  Net income                                                                          563                         563
  Other comprehensive income:
     Unrealized investment gains, net of related
       offsets, reclassification adjustments and
       income taxes                                                                                 120           120
                                                                                                          ------------
  Comprehensive income                                                                                            683
                                                  ------------  ------------  ------------  ------------  ------------
Balance at December 31, 2001                      $     2,000   $    32,721   $     2,162   $       699   $    37,552
                                                  ============  ============  ============  ============  ============








                                    See accompanying notes to financial statements.

                                                          F-4

                                FIRST METLIFE INVESTORS INSURANCE COMPANY
                              (Formerly First Cova Life Insurance Company)
                   (a wholly owned subsidiary of MetLife Investors Insurance Company)
                                        STATEMENTS OF CASH FLOWS
                             FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                                         (DOLLARS IN THOUSANDS)

                                                                              2001            2000
                                                                          -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                $        563    $      1,599
  Adjustments to reconcile net income to net cash (used in) provided by operating activities:
      Depreciation and amortization expense                                          7              17
      Bond amortization                                                           (218)              -
      (Gains) losses from sales of investments, net                               (208)             (9)
      Interest credited to policyholder account balances                         6,889           1,927
      Universal life and investment-type product policy fees                       (65)            (13)
  Change in accrued investment income                                             (386)           (206)
  Change in premiums and other receivables                                    (114,903)            (92)
  Change in deferred policy acquisitions costs, net                             (7,800)         (2,499)
  Change in future policy benefits                                                  41               -
  Change in income taxes payable                                                    13             710
  Change in other liabilities                                                    3,737           2,837
  Other, Net                                                                      (123)          1,964
                                                                          -------------   -------------
Net cash (used in) provided by operating activities                           (112,453)          6,235
                                                                          -------------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Sales maturities and repayments:
    Fixed maturities                                                            89,374           5,326
  Purchases of:
    Fixed maturities                                                          (135,438)        (40,216)
  Net change in short-term investments                                             621          (1,193)
  Other, net                                                                         4               -
                                                                          -------------   -------------
Net cash used in investing activities                                          (45,439)        (36,083)
                                                                          -------------   -------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
    Deposits                                                                   159,409          55,675
    Withdrawals                                                                (13,801)         (6,854)
  Capital contribution                                                               -             301
                                                                          -------------   -------------
Net cash provided by financing activities                                      145,608          49,122
                                                                          -------------   -------------
Change in cash and cash equivalents                                            (12,284)         19,274
Cash and cash equivalents, beginning of year                                    20,443           1,169
                                                                          -------------   -------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                    $      8,159    $     20,443
                                                                          =============   =============


                             See accompanying notes to financial statements.

                                                  F-5

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (Formerly First Cova Life Insurance Company)
       (a wholly owned subsidiary of MetLife Investors Insurance Company)
                          NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS

          First MetLife Investors Insurance Company (formerly First Cova Life Insurance Company) (the "Company"), a New York domiciled life insurance company, is a wholly owned subsidiary of MetLife Investors Insurance Company (formerly Cova Financial Services Life Insurance Company) ("MLIIC"), a Missouri domiciled life insurance company. MLIIC is a wholly owned subsidiary of Cova Corporation, which is a wholly owned subsidiary of General American Life Insurance Company ("GALIC"), a Missouri domiciled life insurance company. GALIC is a wholly owned subsidiary of GenAmerica Financial Corporation ("GenAmerica"). GenAmerica is a wholly owned subsidiary of Metropolitan Life Insurance Company ("Metropolitan Life"), a New York domiciled life insurance company.

          The Company is licensed to do business in the state of New York. The Company markets and services single premium deferred annuities ("SPDA") and variable annuities. Most of the policies issued present no significant mortality or longevity risk to the Company, but rather represent investment deposits by the policyholders. Life insurance policies provide policy beneficiaries with mortality benefits amounting to a multiple, which declines with age, of the original premium.

     BASIS OF PRESENTATION

          The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The New York State Insurance Department (the "Department") recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company for determining solvency under the New York Insurance Law. No consideration is given by the Department to financial statements prepared in accordance with GAAP in making such determination.

          On January 6, 2000, GenAmerica and all of its holdings were acquired by Metropolitan Life, a New York domiciled life insurance company, for $1.2 billion in cash.

          The acquisition was accounted for using the purchase method of accounting. The net purchase price attributed to the Company was approximately $34,446 thousand and was allocated to the assets and liabilities acquired based upon the fair market value of such assets and liabilities at the date of acquisition. For the purposes of financial reporting, the Company has accounted for the acquisition as if it took place on January 1, 2000.

          The excess of the net purchase price over the fair value of net assets acquired of approximately $197 thousand was recorded as goodwill and has been amortized on a straight-line basis over 20 years through December 31, 2001 (see "Application of Accounting Pronouncements" below). This new basis of accounting resulted in a decrease in stockholder's equity of approximately $2,199 thousand on January 1, 2000. The Company's financial statements subsequent to January 1, 2000 reflect this new basis of accounting.

          The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. The significant accounting policies and related judgments underlying the Company's financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance and financial services industries; others are specific to the Company's businesses and operations.

     INVESTMENTS

          The Company primarily invests in fixed maturities which are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of income, impairments and the determination of fair values. In addition, the earnings on certain investments are dependent upon market conditions which could result in prepayments and changes in amounts to be earned due to changing interest rate or equity markets.

          The Company's fixed maturities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of other comprehensive income (losses) net of deferred income taxes. The cost of fixed maturities are adjusted for impairments in value deemed to be other than temporary. These adjustments are recorded as investment losses. Investment gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis.

          Short-term investments are stated at amortized cost, which approximates fair value.

     CASH AND CASH EQUIVALENTS

          The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

     DEFERRED POLICY ACQUISITION COSTS

          The Company incurs significant costs in connection with acquiring new insurance business. These costs which vary with, and are primarily related to, the production of new business, are deferred. The recovery of such costs is dependent on the future profitability of the related business. The amount of future profit is dependent principally on investment returns, mortality, morbidity, persistency, expenses to administer the business (and additional charges to the policyholders) and certain economic variables, such as inflation. These factors enter into management's estimates of gross profits which generally are used to amortize certain of such costs. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future gross profits are less than amounts deferred.

          Costs which consist principally of commissions, agency and policy issue expenses, are amortized with interest over the expected life of the contract for traditional life, universal life and investment-type products. Generally, deferred policy acquisition costs are amortized in proportion to the present value of estimated gross profits from investment, mortality, expense margins and surrender charges. Interest rates are based on rates in effect at the inception or acquisition of the contracts.

          Actual gross profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management periodically updates these estimates and evaluates the recoverability of deferred policy acquisition costs. When appropriate, management revises its assumptions of the estimated gross profits of these contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

          Deferred policy acquisition costs for annuity policies with life contingencies are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied during the lives of the contracts. Deviations from estimated experience are included in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

          Deferred policy acquisition costs related to internally replaced contracts are expensed at the date of replacement.

          Value of business acquired ("VOBA"), included as part of deferred policy acquisition costs, represents the present value of future profits generated from existing insurance contracts in force at the date of acquisition and is amortized over the expected policy or contract duration in relation to the present value of estimated gross profits from such policies and contracts. The Company recorded VOBA of $1,573 thousand as a result of the acquisition of GenAmerica by Metropolitan Life.

          Information regarding deferred policy acquisition costs is as follows

                                                        YEARS ENDED DECEMBER 31,
                                                           2001           2000
                                                         ---------     ---------
                                                          (Dollars in thousands)
                                                         -----------------------
     Balance at January 1                                $  3,136      $  1,573
     Capitalization of policy acquisition costs             9,179         2,949
                                                         ---------     ---------
          Total                                            12,315         4,522
                                                         ---------     ---------
     Amortization allocated to:
       Net realized investment gains (losses)                 422           (18)
       Unrealized investment gains                            (19)        1,502
       Other expenses                                         976           (98)
                                                         ---------     ---------
          Total                                             1,379         1,386
                                                         ---------     ---------
     Balance at December 31                              $ 10,936      $  3,136
                                                         =========     =========

          Amortization of deferred policy acquisition costs is allocated to (1) investment gains and losses to provide statement of income information regarding the impact of such gains and losses on the amount of the amortization, (2) unrealized investment gains and losses to provide information regarding the amount of deferred policy acquisition costs that would have been amortized if such gains and losses had been recognized and
     (3) other expenses to provide amounts related to the gross profits originating from transactions other than investment gains and losses.

          Investment gains and losses related to certain products have a direct impact on the amortization of deferred policy acquisition costs. Presenting investment gains and losses net of related amortization of deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

     GOODWILL

          The excess of cost over the fair value of net assets acquired ("goodwill") is included in other assets. Goodwill is amortized on a straight-line basis over a period of 20 years. The Company reviews goodwill to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in operating results if a permanent diminution in value is deemed to have occurred.

                                                         YEARS ENDED DECEMBER 31
                                                            2001         2000
                                                         ----------   ----------
                                                         (Dollars in thousands)
                                                         -----------------------
     Net Balance at January 1                            $     187    $     197
     Amortization                                              (10)         (10)
                                                         ----------   ----------
     Net Balance at December 31                          $     177    $     187
                                                         ==========   ==========

                                                               DECEMBER 31
                                                         -----------------------
                                                            2001          2000
                                                         ----------   ----------
                                                         (Dollars in thousands)
                                                         -----------------------
     Accumulated Amortization                            $      20    $      10
                                                         ==========   ==========


     FUTURE POLICY BENEFITS AND POLICYHOLDER ACCOUNT BALANCES

          The Company recognizes its liability for policy amounts that are not subject to policyholder mortality or longevity risk at the stated contract value, which is the sum of the original deposit and accumulated interest, less any commissions, expenses and withdrawals. The weighted average interest crediting rate on the Company's policyholder deposits as of December 31, 2001 was 5.80%.

          Reserves are held for future policy benefits that subject the Company to make benefit payments based upon the contractual provisions of the policies. For SPDA and flexible premium variable deferred annuities, the primary risk is untimely surrender of the policy by the policy owner for the net cash surrender value. For premium immediate annuities, the primary risk is unexpected longevity of the annuity contract holder.

          The Company also establishes liabilities for amounts payable under annuity contracts. Generally, amounts are payable over an extended period of time and the profitability of the products is dependent on the pricing of the products. Principal assumptions used in pricing policies and in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, persistency, investment returns and inflation. Differences between the actual experience and assumptions used in pricing the policies and in the establishment of liabilities result in variances in profit and could result in losses.

          Under the variable annuity contracts, policyholder deposits are allocated to various separate account sub-accounts or the general account. A sub-account is valued at the sum of market values of the securities in its underlying investment portfolio. The contract value allocated to a sub-account will fluctuate based on the performance of the sub-account investments. The contract value allocated to the general account is credited with a fixed interest rate for a specified period. The Company may assess surrender fees against amounts withdrawn prior to the end of the withdrawal charge period. Policyholders also may incur certain federal income tax penalties on withdrawals.

          Under the deferred fixed annuity contracts, interest rates credited to policyholder deposits are guaranteed by the Company for periods from one to seven years, but in no case may renewal rates be less than 3%. The Company may assess surrender fees against amounts withdrawn prior to scheduled rate reset and adjust account values based on current crediting rates. Policyholders may also incur certain federal income tax penalties on withdrawals.

          Although the Company markets its products through numerous distributors, including regional brokerage firms, national brokerage firms, and banks, approximately 92% and 96% of the Company's sales were through The Dime Agency in 2001 and 2000, respectively.

          All policy reserves are established as the present value of estimated future policy benefits, such present value based upon assumed future interest, expense, mortality, and surrenders as appropriate for the particular benefit. All assumptions are based upon the Company's conservative best estimate and are reviewed no less than annually and changed when actual experience and future anticipated experience dictates.

     RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS

          Premiums related to annuity policies with life contingencies are recognized as revenues when due.

          Deposits related to universal life and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     INCOME TAXES

          The Company applies the concepts of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, which establishes deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be realized.

          The Company will file a consolidated federal income tax return with MLIIC and MetLife Insurance Company of California ("MLIICCA"). The method of allocation between the companies is both subject to written agreement and approval by the Board of Directors. The allocation is based upon separate return calculations, adjusted for any tax deferred intercompany transactions, with current credit for net losses to the extent recoverable in the consolidated return.

     REINSURANCE

          Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish policy benefits. Additionally, for each of its reinsurance contracts, the Company must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. The Company must review all contractual features, particularly those that may limit the amount of insurance risk to which the Company is subject or features that delay the timely reimbursement of claims. If the Company determines that a contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract on a deposit method of accounting.

          In the normal course of business, the Company seeks to limit its exposure to losses on large risks by ceding risks to other insurance enterprises or reinsurers. Reinsurance activities are accounted for consistent with terms of the underlying contracts. Premiums ceded to other companies have been reported as a reduction of premiums. Amounts applicable to reinsurance ceded for future policy benefits and claim liabilities have been reported as assets for these items, and commissions and expense allowances received in connection with reinsurance ceded have been accounted for in income as earned. Reinsurance does not relieve the Company from its primary responsibility to meet claim obligations. The Company evaluates the financial conditions of its reinsurers periodically.

     SEPARATE ACCOUNTS

          Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Investments (stated at estimated fair value) and liabilities of the separate accounts are reported separately as assets and liabilities. Deposits to separate accounts, investment income and realized and unrealized gains and losses on the investments of the separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's statements of income and cash flows. Mortality, policy administration and surrender charges to all separate accounts are included in revenues.

     APPLICATION OF ACCOUNTING PRONOUNCEMENTS

          Effective January 1, 2001, the Company adopted SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("SFAS 133") as amended by SFAS No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES - AN AMENDMENT TO FASB STATEMENT NO. 133 ("SFAS 138"). SFAS 133 and SFAS 138 established new accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The cumulative effect of the adoption of SFAS 133 and SFAS 138, as of January 1, 2001, had no impact to either net income or comprehensive income, as the Company has not entered into any derivative contracts.

          Effective April 1, 2001, the Company adopted certain additional accounting and reporting requirements of SFAS No. 140, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES -- A REPLACEMENT OF FASB STATEMENT NO. 125, relating to the derecognition of transferred assets and extinguished liabilities and the reporting of servicing assets and liabilities. The adoption of these requirements had no material impact on the Company's financial statements.

          Effective April 1, 2001, the Company adopted Emerging Issues Task Force Issue ("EITF") No. 99-20, RECOGNITION OF INTEREST INCOME AND IMPAIRMENT ON CERTAIN INVESTMENTS ("EITF 99-20"). This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to apply specific evaluation methods to these securities for an other-than-temporary decline in value. The adoption of EITF 99-20 had no material impact on the Company's financial statements.

          In June 2001, the FASB issued SFAS No. 141, BUSINESS COMBINATIONS ("SFAS 141"), and SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS ("SFAS 142"). SFAS No. 141, which was generally effective July 1, 2001, requires the purchase method of accounting for all business combinations and separate recognition of intangible assets apart from goodwill if such intangible assets meet certain criteria. SFAS No. 142, effective for fiscal years beginning after December 15, 2001, eliminates the systematic amortization and establishes criteria for measuring the impairment of goodwill and certain other intangible assets by reporting unit. Amortization of goodwill and other intangible assets was $10 thousand for both of the years ended December 31, 2001 and 2000. These amounts are not necessarily indicative of the amortization that will not be recorded in future periods in accordance with SFAS 142. The Company is in the process of developing a preliminary estimate of the impact of the adoption of SFAS 142 but has not yet finalized the effect, if any, on its financial statements. The Company has determined that there will be no significant reclassifications between goodwill and other intangible asset balances and no significant impairment of other intangible assets as of January 1, 2002. The Company will complete the impairment requirement by December 31, 2002.

          In July 2001, the SEC released Staff Accounting Bulletin No. 102, SELECTED LOAN LOSS ALLOWANCE AND DOCUMENTATION ISSUES ("SAB 102"). SAB 102 summarizes certain of the SEC's views on the development, documentation and application of a systematic methodology for determining allowances for loan and lease losses. The application of SAB 102 by the Company did not have a material impact on the Company's financial statements.

          In October 2001, the FASB issued SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS ("SFAS 144"). SFAS 144 provides a single model for accounting for long-lived assets to be disposed of by superceding SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF ("SFAS 121"), and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, REPORTING THE RESULTS OF OPERATIONS - REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS ("APB 30"). Under SFAS 144, discontinued operations are measured at the lower of carrying value or fair value less costs to sell rather than on a net realizable value basis. Future operating losses relating to discontinued operations also are no longer recognized before they occur. SFAS 144 broadens the definition of a discontinued operation to include a component of an entity (rather than a segment of a business). SFAS 144 also requires long-lived assets to be disposed of other than by sale to be considered held and used until disposed. SFAS 144 retains the basic provisions of (i) APB 30 regarding the presentation of discontinued operations in the statements of income, (ii) SFAS 121 relating to recognition and measurement of impaired long-lived assets (other than goodwill) and (iii) SFAS 121 relating to the measurement of long-lived assets classified as held for sale. SFAS 144 must be adopted beginning January 1, 2002. The adoption of SFAS 144 by the Company is not expected to have a material impact on the Company's financial statements at the date of adoption.

          Effective October 1, 2000, the Company adopted SAB No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS ("SAB 101"). SAB 101 summarizes certain of the SEC's views in applying GAAP to revenue recognition in financial statements. The requirements of SAB 101 did not have a material effect on the Company's financial statements.

          Effective January 1, 2000, the Company adopted Statement of Position ("SOP") 98-7, ACCOUNTING FOR INSURANCE AND REINSURANCE CONTRACTS THAT DO NOT TRANSFER INSURANCE RISK ("SOP 98-7"). SOP 98-7 provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. SOP 98-7 classifies insurance and reinsurance contracts for which the deposit method is appropriate into those that (i) transfer only significant timing risk,
     (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk and (iv) have an indeterminate risk. Adoption of SOP 98-7 did not have a material effect on the Company's financial statements.

2.   INVESTMENTS

     FIXED MATURITIES

          Fixed maturities at December 31, 2001 were as follows:

                                                      Cost or     Gross Unrealized     Estimated
                                                     Amortized  --------------------      Fair
                                                       Cost       Gain       Loss        Value
                                                     ---------  ---------  ---------   ---------
                                                               (Dollars in thousands)
                                                                --------------------
Bonds:

  U.S. Treasury securities and obligations of U.S.
     government corporations and agencies            $    888   $     59   $      2    $    945
  Corporate                                            53,078      1,790        384      54,484
  Mortgage- and asset-backed securities                77,127      1,517        469      78,175
                                                     ---------  ---------  ---------   ---------
  Total fixed maturities                             $131,093   $  3,366   $    855    $133,604
                                                     =========  =========  =========   =========


          Fixed maturities at December 31, 2000 were as follows:

                                                      Cost or     Gross Unrealized     Estimated
                                                     Amortized  --------------------      Fair
                                                       Cost       Gain       Loss        Value
                                                     ---------  ---------  ---------   ---------
                                                               (Dollars in thousands)
                                                                --------------------
Bonds:

  U.S. Treasury securities and obligations of U.S.
     government corporations and agencies            $    820   $     63   $      -    $    883
  Corporate                                            34,910      1,301         70      36,141
  Mortgage- and asset-backed securities                48,356      1,053          -      49,409
  Other                                                     -          -          -           -
                                                     ---------  ---------  ---------   ---------
  Total fixed maturities                             $ 84,086   $  2,417   $     70    $ 86,433
                                                     =========  =========  =========   =========


          The Company held fixed maturities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $4,275 thousand and $2,679 thousand at December 31, 2001 and 2000, respectively. Non-income producing fixed maturities were insignificant.

          The cost or amortized cost and estimated fair value of bonds at December 31, 2001, by contractual maturity date, are shown below:

                                                        Cost or
                                                       Amortized    Estimated
                                                          Cost      Fair Value
                                                       ---------    ---------
     Bonds

     Due in one year or less                           $  7,002     $  7,146
     Due after one year through five years               32,348       33,135
     Due after five years through ten years               9,963       10,506
     Due after ten years                                  4,653        4,642
                                                       ---------    ---------
       Subtotal                                          53,966       55,429
     Mortgage- and asset-backed securities               77,127       78,175
                                                       ---------    ---------
       Total bonds                                     $131,093     $133,604
                                                       =========    =========

          Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

          Sales of securities classified as available-for-sale were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                           2001          2000
                                                        -----------  -----------
                                                         (Dollars in thousands)
     Proceeds                                           $   79,912   $    2,426
     Gross realized gains                               $    1,361   $        -
     Gross realized losses                              $      951   $       27


          The Company had no impaired fixed maturities in 2001 or 2000.

          Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

          ASSETS ON DEPOSIT

          The Company had assets on deposit with regulatory agencies with a fair market value of $452 thousand and $882 thousand at December 31, 2001 and 2000, respectively.

          NET INVESTMENT INCOME

          The components of net investment income were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                           2001         2000
                                                        -----------  -----------
                                                         (Dollars in thousands)
     Fixed maturities                                   $    8,213   $    4,515
     Cash, cash equivalents and short-term investments       1,595          609
     Other                                                      20           (4)
                                                        -----------  -----------
          Net investment income                         $    9,828   $    5,120
                                                        ===========  ===========

          NET INVESTMENT GAINS

          Net investment gains (losses) were as follows

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                           2001         2000
                                                        -----------  -----------
                                                         (Dollars in thousands)
     Fixed maturities                                   $      410   $      (12)
     Other                                                     220          (15)
                                                        -----------  -----------
          Total                                         $      630   $      (27)
                                                        -----------  -----------
     Amounts allocable to deferred policy acquisition
       costs                                                  (422)          18
                                                        -----------  -----------
          Net realized investment gains (losses)        $      208   $       (9)
                                                        ===========  ===========

          NET UNREALIZED INVESTMENT GAINS

          The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                           2001         2000
                                                        -----------  -----------
                                                         (Dollars in thousands)
     Fixed maturities                                   $    2,511   $    2,347
                                                        -----------  -----------

     Amounts allocable to deferred policy acquisition
       costs                                                (1,483)      (1,502)
     Deferred income taxes                                    (359)        (296)
                                                        -----------  -----------
          Total                                             (1,842)      (1,798)
                                                        -----------  -----------
          Net unrealized investment gains               $      669   $      549
                                                        ===========  ===========

          The changes in net unrealized investment gains were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                           2001         2000
                                                        -----------  -----------
                                                         (Dollars in thousands)
     Balance at January 1                               $      549   $        -
     Unrealized investment gains during the year               164        2,347
     Unrealized investment gains relating to:
     Amounts allocable to deferred policy acquisition costs     19       (1,502)
     Deferred income taxes                                     (63)        (296)
                                                        -----------  -----------
     Balance at December 31                             $      669   $      549
                                                        ===========  ===========
     Net change in unrealized investment gains          $      120   $      549
                                                        ===========  ===========

3. FAIR VALUE INFORMATION

          The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

          Amounts related to the Company's financial instruments were as follows:
                                                        Carrying     Estimated
                                                          Value      Fair Value
                                                        -----------  -----------
     DECEMBER 31, 2001                                  (Dollars in thousands)
     -----------------
     ASSETS:
       Fixed maturities                                 $  133,604   $  133,604
       Short-term investments                                  572          572
       Cash and cash equivalents                             8,159        8,159
     LIABILITIES:
       Policyholder account balances                       224,999      202,172


                                                        Carrying     Estimated
                                                          Value      Fair Value
                                                        -----------  -----------
     DECEMBER 31, 2000                                  (Dollars in thousands)
     -----------------
     ASSETS:
       Fixed maturities                                 $   86,433   $   86,433
       Short-term investments                                1,193        1,193
       Cash and cash equivalents                            20,443       20,443
     LIABILITIES:
       Policyholder account balances                        72,567       62,856

          The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

     FIXED MATURITIES

          The fair value of fixed maturities are based upon quotations published by applicable exchanges or received from other reliable sources. For securities in which the market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

     CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

          The carrying values for cash and cash equivalents and short-term investments approximated fair market values due to the short-term maturities of these instruments.

     POLICYHOLDER ACCOUNT BALANCES

          The fair value of policyholder account balances are estimated by discounting expected future cash flows, based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued.

4.   SEPARATE ACCOUNTS

          Separate accounts reflect one category of risk assumption: non-guaranteed separate accounts totaling $3,301 thousand and $3,039 thousand at December 31, 2001 and 2000, respectively, for which the policyholder assumes the investment risk.

          Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $65 thousand and $13 thousand for the years ended December 31, 2001 and 2000, respectively.

5.   COMMITMENTS AND CONTINGENCIES

          There are no pending legal proceedings which are beyond the ordinary course of business which could have a material financial effect on the Company.

6.   INCOME TAXES

          The provision for income taxes was as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                           2001         2000
                                                        -----------  -----------
                                                         (Dollars in thousands)
     Current:
       Federal                                          $    1,241   $       65
     Deferred:
       Federal                                                (944)         887
                                                        -----------  -----------
     Provision for income taxes                         $      295   $      952
                                                        ===========  ===========


          Reconciliations of the income tax provision at the U.S. statutory rate to the provision for income taxes as reported were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                           2001         2000
                                                        -----------  -----------
                                                         (Dollars in thousands)
     Tax provision at U.S. statutory rate               $      300   $      893
     Tax effect of:
       Tax exempt investment income                             (9)           2
       Goodwill amortization                                     3            3
       State tax net of federal benefit                          -           65
       Other, net                                                1          (11)
                                                        -----------  -----------
     Provision for income taxes                         $      295   $      952
                                                        ===========  ===========

          Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                              DECEMBER 31,
                                                         -----------------------
                                                            2001        2000
                                                        -----------  -----------
                                                          (Dollars in millions)
     Deferred income tax assets:
       Reserves for future policy benefits              $      549   $      118
       Tax basis of intangible assets purchased              1,392        1,768
       Investments                                           3,371            -
       Value of business acquired                                -          328
       Loss and credit carryforwards                           509          462
                                                        -----------  -----------
                                                             5,821        2,676
                                                        -----------  -----------

     Deferred income tax liabilities:
       Investments                                               -          524
       Value of business acquired                              199            -
       Deferred policy acquisition costs                     2,843          469
       Net unrealized investment gains                         359          296
       Other, net                                              438          285
                                                        -----------  -----------
                                                             3,839        1,574
                                                        -----------  -----------
     Net deferred income tax asset                      $    1,982   $    1,102
                                                        ===========  ===========

          A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will be realized. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.

          The Company has net operating loss carryforwards amount to $1,200 thousand at December 31, 2001, and expire between 2013 and 2016. The Company also has capital loss carryforwards of $300 thousand at December 31, 2001 which will expire in 2005 and 2006. The loss carryforwards are expected to be utilized during the period allowed.

          Xerox Financial Services, Inc. and GALIC agreed to file an election to treat the GALIC acquisition of the Company as an asset acquisition under the provisions of Internal Revenue Code Section 338(h)(10). As a result of the election, the tax basis of the Company's assets as of the date of the GALIC acquisition was revalued based upon fair market values. The principal effect of the election was to establish a tax asset on the tax-basis balance sheet of approximately $10,800 thousand for the value of the business acquired that is amortizable for tax purposes over ten to fifteen years.

          The Company has been audited by the Internal Revenue Service for the years through and including 1994. The Company is being audited for the years 1995-2000. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's financial statements.

7.   REINSURANCE

          Effective January 1, 2001, the Company entered into a reinsurance agreement with Metropolitan Life to automatically cede certain SPDA contracts issued on a 90% coinsurance basis. The agreement is considered to be financing and does not meet the conditions for reinsurance accounting under GAAP.

          In 1991, the Company entered into a reinsurance agreement with Nationwide Life Insurance Company ("Nationwide") to cede 100% of the Company's traditional life insurance policies. The Company ceded reserves of $1,728 thousand and $1,696 thousand to Nationwide at December 31, 2001 and 2000, respectively. Reinsurance does not discharge the Company for its primary liability to policyholders.

8.   RELATED PARTY TRANSACTIONS

          The Company entered into a Service Agreement, an Investment Management Agreement and a Principal Underwriters and Selling Agreement with its affiliated companies for 2001. Metropolitan Life provides management services, employees, policy administration functions and investment advice necessary to conduct the activities of the Company. MetLife Investors Group, Inc. ("MLIG"), formerly Security First Group, Inc. and MetLife Investors Distribution Company, formerly MetLife Distributors, Inc. provide distribution services to the Company. Expenses and fees paid to affiliated companies in 2001 for the Company were $1,160 thousand.

          Prior to the Company's 2001 agreement, the Company had a contractual agreement for management, operations, and servicing agreements with its affiliated companies. The affiliated companies were Cova Life Management Company ("CLMC") which provided management services and the employees necessary to conduct the activities of the Company; Conning Asset Management and Metropolitan Life, which provided investment advice; and Cova Life Administration Service Company which provided underwriting, policy issuance, claims, and other policy administration functions. Expenses and fees paid to affiliated companies in 2000 by the Company were $566 thousand.

          Management believes that intercompany expenses are calculated on a reasonable basis, however these costs may not necessarily be indicative of the costs that would be incurred if the Company operated on a standalone basis.

9.   OTHER EXPENSES

          Other expenses were comprised of the following:

                                                        YEARS ENDED DECEMBER 31,
                                                           2001         2000
                                                        -----------  -----------
                                                         (Dollars in thousands)
                                                        ------------------------
     Compensation                                       $      116   $      431
     Commissions                                             7,500        2,824
     Amortization of policy acquisition costs                  976          (98)
     Capitalization of policy acquisition costs             (9,179)      (2,949)
     Rent, net of sublease income                               12           42
     Other                                                   1,625          426
                                                        -----------  -----------
          Total other expenses                          $    1,050   $      676
                                                        ===========  ===========

10.  STOCKHOLDER'S EQUITY

     DIVIDEND RESTRICTIONS

          The amount of dividends which can be paid to shareholders by insurance companies domiciled in New York is subject to prior approval of the Insurance Commissioner. There have been no other restrictions placed on the unassigned surplus funds.

     STATUTORY EQUITY AND INCOME

          Applicable insurance department regulations require that the insurance subsidiaries prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, and valuing securities on a different basis and limiting the amount, if any, of deferred income taxes that may be recognized. In addition, New York Statutory Accounting Practices do not provide for deferred income taxes. Statutory net income (loss) of the Company, as filed with the Department, was $1,476 thousand and $(2,565) thousand for the years ended December 31, 2001 and 2000, respectively; statutory capital and surplus, as filed, was $27,871 thousand and $26,520 thousand at December 31, 2001 and 2000, respectively.

                                                              DECEMBER 31,
                                                        ------------------------
                                                            2001         2000
                                                        -----------  -----------
                                                         (Dollars in thousands)
     Statutory capital and surplus                      $   27,871   $   26,520
     GAAP adjustments for:
       Future policy benefits and policyholders account
          balances                                          (8,994)      (1,672)
       Deferred policy acquisition costs                    10,936        3,136
       Deferred income taxes                                 1,982        1,102
       Valuation of investments                              1,271           95
       Statutory asset valuation reserves                      742          532
       Statutory interest maintenance reserve                3,685        3,637
       Other, net                                               59        3,519
                                                        -----------  -----------
     Stockholder's Equity                               $   37,552   $   36,869
                                                        ===========  ===========


          The National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles (the "Codification"), which is intended to standardize regulatory accounting and reporting to state insurance departments and became effective January 1, 2001. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Department required adoption of the Codification, with certain modifications, for the preparation of statutory financial statements effective January 1, 2001. The adoption of the Codification in accordance with NAIC guidance would have increased the Company's capital and surplus by approximately $700 thousand. The adoption of the Codification as modified by the Department, did not have any impact on the Company's statutory capital and surplus as of January 1, 2001. Further modifications by state insurance departments may impact the effect of the Codification on the Company's statutory surplus and capital.

11.  OTHER COMPREHENSIVE INCOME

          The following table sets forth the reclassification adjustments required for the years ended December 31, 2001 and 2000 to avoid double-counting in other comprehensive income items that are included as part of net income for the current year that have been reported as a part of other comprehensive income in the current or prior year:


                                                                                                    YEARS ENDED DECEMBER 31,
                                                                                                    ------------------------
                                                                                                       2001          2000
                                                                                                    -----------  -----------
                                                                                                     (DOLLARS IN THOUSANDS)
     Holding gains on investments arising during the year                                           $      792   $    2,320
     Income tax effect of holding gains                                                                   (270)        (791)
     Reclassification adjustments:
          Recognized holding (gains) losses included in current year income:                              (410)          27
          Amortization of Premium and discount on investments                                             (218)           -
          Recognized holding (losses) gains allocated to other policyholder amounts                        422          (18)
          Income tax effect                                                                                 70          (10)
     Allocation of holding (gains) losses on investments relating to other policyholder amounts           (403)      (1,484)
     Income tax effect of allocation of holding gains or losses on investments relating to other
          policyholder amounts                                                                             137          505
                                                                                                    -----------  -----------
     Net unrealized investment gains (losses)                                                       $      120   $      549
                                                                                                    ===========  ===========


                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (formerly First Cova Life Insurance Company)
               Statutory Financial Statements for the Years Ended
                           December 31, 2001 and 2000
                and the Selected Statutory Basis Financial Data,
                     the Supplemental Schedule of Investment
                     Risk Interrogatories, the Supplemental
                        Schedule of Summary of Ownership
             and Relationships of Significant Affiliated Companies,
                   the Supplemental Schedule of Acquisitions,
                    Dispositions and Adjustments in Value and
                    Net Increases (Decreases) of Securities.
                        and Independent Auditors' Report.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors of
First MetLife Investors Insurance Company
(formerly First Cova Life Insurance Company)

We have audited the accompanying statutory statements of admitted assets, liabilities, and capital and surplus of First MetLife Investors Insurance Company (formerly First Cova Life Insurance Company) (the Company) as of December 31, 2001 and 2000, and the related statutory statements of operations and capital and surplus, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the New York State Insurance Department (the Department), which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of First MetLife Investors Insurance Company as of December 31, 2001 and 2000, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of First MetLife Investors Insurance Company as of December 31, 2001 and 2000, and the results of its operations and its cash flow for the years then ended, on the basis of accounting described in Note 1.

As discussed in Note 1 to the statutory-basis financial statements, the Company has changed certain accounting practices as a result of the adoption by the Department of the National Association of Insurance Commissioners' Accounting Practices and Procedures Manual - Version effective January 1, 2001, as modified by the Department.

Our 2001 and 2000 audits were conducted for the purpose of forming an opinion on the basic 2001 and 2000 statutory-basis financial statements taken as a whole. The selected statutory-basis financial data as of and for the year ended December 31, 2001, the supplemental schedule of investment risk interrogatories as of December 31, 2001, the supplemental schedule of summary of ownership and relationships of significant affiliated companies as of December 31, 2001, and the supplemental schedule of acquisitions, dispositions and adjustments in value and net increases (decreases) of securities for the years ended December 31, 2001 and 2000, are presented for complying with the National Association of Insurance Commissioners' instructions to Annual Audited Financial Reports and are not a required part of the basic 2001 and 2000 statutory-basis financial statements. This additional information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic 2001 and 2000 statutory-basis financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 and 2000 statutory-basis financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 22, 2002


FIRST METLIFE INVESTORS INSURANCE COMPANY
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND
  CAPITAL AND SURPLUS
DECEMBER 31, 2001 AND 2000 (In Thousands, Except Share Data)
----------------------------------------------------------------------------------------

                                                                2001            2000
                                                            -------------  -------------
ADMITTED ASSETS

Bonds                                                       $    132,333   $     86,337
Cash and short-term investments                                      724            407
Other invested assets                                              8,006         21,229
Investment income due and accrued                                  1,394          1,009
Separate Account assets                                            3,345          3,039
Other assets                                                       1,224             94
                                                            -------------  -------------
TOTAL ADMITTED ASSETS                                       $    147,026   $    112,115
                                                            =============  =============

LIABILITIES AND CAPITAL AND SURPLUS

LIABILITIES
Reserves for life and health insurance and annuities        $     88,768   $     73,958
Premium deposit funds                                                421              -
Interest maintenance reserve                                       3,685          3,637
Other policy liabilities                                          13,083              -
Asset valuation reserve                                              742            532
Separate Account liabilities                                       3,337          3,037
Other liabilities                                                  9,119          4,431
                                                            -------------  -------------
TOTAL LIABILITIES                                                119,155         85,595
                                                            -------------  -------------

CAPITAL AND SURPLUS
Capital stock (par value $10.00 per share, 200,000 shares
   authorized, 200,000 issued and outstanding, in 2001)            2,000          2,000
Paid-in surplus                                                   11,501         11,501
Unassigned funds                                                  14,370         13,019
                                                            -------------  -------------
TOTAL CAPITAL AND SURPLUS                                         27,871         26,520
                                                            -------------  -------------

TOTAL LIABILITIES AND CAPITAL AND SURPLUS                   $    147,026   $    112,115
                                                            =============  =============



See accompanying notes to statutory financial statements.
----------------------------------------------------------------------------------------

                                           F-3

FIRST METLIFE INVESTORS INSURANCE COMPANY
STATUTORY STATEMENTS OF OPERATIONS AND CAPITAL AND SURPLUS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 (In Thousands)
-----------------------------------------------------------------------------------------------

                                                                      2001             2000
                                                                  -------------   -------------
INCOME
Premiums, annuity considerations and deposit funds                $     19,133    $          -
Considerations for supplementary contracts and dividend
  accumulations                                                             52               -
Net investment income                                                    7,901           4,542
Other income                                                             9,222          56,706
                                                                  -------------   -------------

Total income                                                            36,308          61,248
                                                                  -------------   -------------

BENEFITS AND EXPENSES
Benefit payments (other than dividends)                                  8,909           6,696
Changes to reserves, deposit funds and other policy liabilities         14,809          52,116
Insurance expenses and taxes (other than federal income and
  capital gains taxes)                                                   9,177           3,719
Net transfers to (from) Separate Accounts                                  603           1,249
                                                                  -------------   -------------

Total benefits and expenses before dividends to policyholders           33,498          63,780
                                                                  -------------   -------------

Net gain (loss) from operations before federal income tax                2,810          (2,532)
Federal income tax expense (excluding tax on capital
  gains (losses))                                                        1,240              33
                                                                  -------------   -------------

Gain (loss) from operations                                              1,570          (2,565)

Net realized capital (losses) or gains                                     (94)              -
                                                                  -------------   -------------

NET INCOME (LOSS)                                                        1,476          (2,565)

CHANGES IN CAPITAL AND SURPLUS
Change in investment valuation reserves                                   (211)            (60)
Other adjustments - net                                                     86             (93)
                                                                  -------------   -------------

NET CHANGES IN SURPLUS                                                   1,351          (2,718)

CAPITAL AND SURPLUS AT BEGINNING OF YEAR                                26,520          29,238
                                                                  -------------   -------------

CAPITAL AND SURPLUS AT END OF YEAR                                $     27,871    $     26,520
                                                                  =============   =============

See accompanying notes to statutory financial statements.
-----------------------------------------------------------------------------------------------

                                           F-4


FIRST METLIFE INVESTORS INSURANCE COMPANY
STATUTORY STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 (In Thousands)
-------------------------------------------------------------------------------------------------------------

                                                                                     2001            2000
                                                                                -------------   -------------
CASH PROVIDED
Premiums and annuity considerations received                                    $     33,874    $          9
Considerations for supplementary contracts and dividend
  accumulations received                                                                  52               -
Net investment income received                                                         7,614           4,592
Other income received                                                                  7,570          56,696
                                                                                -------------   -------------
Total receipts                                                                        49,110          61,297
                                                                                -------------   -------------

Benefits paid (other than dividends)                                                   8,904           6,747
Insurance expenses and taxes paid (other than federal
  income and capital gains taxes)                                                      9,462           3,905
Net cash transfers (from) to Separate Accounts                                           636           1,299
Federal income tax refunds (excluding tax on capital gains and losses)                     -              32
Other - net                                                                                -              80
                                                                                -------------   -------------

Total payments                                                                        19,002          12,063
                                                                                -------------   -------------

NET CASH FROM OPERATIONS                                                              30,108          49,234
                                                                                -------------   -------------

CASH FROM INVESTMENTS
Proceeds from long-term investments sold, matured, or repaid (after deducting
  income taxes on capital gains of $0 for 2001 and $303 for 2000)                    133,154           8,808
Cost of long-term investments acquired                                              (166,381)        (61,445)
                                                                                -------------   -------------

NET CASH FROM INVESTMENTS                                                            (33,227)        (52,637)
                                                                                -------------   -------------

CASH FROM FINANCING AND OTHER
Other - net                                                                            3,436           2,641
                                                                                -------------   -------------
NET CASH FROM FINANCING AND OTHER                                                      3,436           2,641
                                                                                -------------   -------------

NET CHANGE IN CASH AND SHORT-TERM INVESTMENTS                                            317            (762)

CASH AND SHORT-TERM INVESTMENTS

BEGINNING OF YEAR                                                                        407           1,169
                                                                                -------------   -------------

END OF YEAR                                                                     $        724    $        407
                                                                                =============   =============


See accompanying notes to statutory financial statements.
-------------------------------------------------------------------------------------------------------------

                                                      F-5

FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     COMPANY OWNERSHIP
     First MetLife Investors Insurance Company (the Company) (formerly First Cova Life Insurance Company), a New York domiciled life insurance company, is a wholly owned subsidiary of MetLife Investors Insurance Company (MLI), a Missouri domiciled life insurance company. MLI is a wholly owned subsidiary of Cova Corporation, which is a wholly owned subsidiary of General American Life Insurance Company (GALIC), a Missouri domiciled life insurance company. GALIC is a wholly owned subsidiary of GenAmerica Financial Corporation.

     On January 6, 2000, GenAmerica Financial Corporation and all of its holdings were acquired by Metropolitan Life Insurance Company (MetLife), a New York domiciled life insurance company. Effective February 12, 2001, First Cova Life Insurance Company changed its name to First MetLife Investors Insurance Company.

     BUSINESS
     The Company is a provider of insurance and financial services to institutional and individual customers. The Company offers single premium deferred annuities and variable annuities. Most of the policies issued present no significant mortality or longevity risk to the Company, but rather represent investment deposits by the policyholders.

     BASIS OF ACCOUNTING AND ACCOUNTING CHANGE
     The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the New York State Insurance Department (the Department). Effective January 1, 2001, the Department required that insurance companies domiciled in the State of New York prepare their statutory financial statements in accordance with the National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures Manual - Version effective January 1, 2001 (the Manual) as modified by the Department. Accordingly, the admitted assets, liabilities and capital and surplus of the Company as of December 31, 2001, and the results of its operations and its cash flow for the year then ended have been determined in accordance with the new accounting principles.

     o Accounting changes adopted to conform to the provisions of the Manual as modified are reported as changes in accounting principles. The cumulative effect of the changes in accounting principles has been reported as an adjustment of unassigned surplus at January 1, 2001. The cumulative effect is the difference between the amount of capital and surplus at January 1, 2001 and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods;

     o Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under accounting principles generally accepted in the United States of America (GAAP), acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins;

     o Reserves for Life, Health and Annuity Policies: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP. Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values;

     o Deferred income taxes: Prior to January 1, 2001, a federal income tax provision was made only on a current basis for statutory accounting, while under GAAP, a provision was also made for deferred taxes on temporary differences between the financial reporting and tax bases of assets and liabilities. Subsequent to January 1, 2001, NAIC Statutory Accounting Principles (NAIC SAP) requires an amount be recorded for deferred taxes; however, there are limitations as to the amount of deferred tax assets (DTA) that may be reported as "admitted assets." Effective January 1, 2001, deferred tax assets are limited to: 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred tax assets expected to be realized within one year of the statements of admitted assets, liabilities, and capital and surplus date or 10% of capital and surplus excluding any net deferred tax assets, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities (DTL). The remaining deferred tax assets are non-admitted. Deferred taxes do not include amounts for state taxes. The Department has not adopted the codification standards for deferred taxes;

     o Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands.

          That net deferral is reported as the "interest maintenance reserve"
          (IMR) in the accompanying statements of admitted assets, liabilities, and capital and surplus. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

               The "asset valuation reserve" (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned funds; AVR is not recognized for GAAP;

     o Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on their NAIC rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of shareholders' equity for those designated as available-for-sale;

     o Nonadmitted Assets: Assets are reported under NAIC SAP at "admitted asset" value and "non-admitted" assets are excluded through a charge against surplus, while under GAAP, "non-admitted assets" are reinstated to the statements of admitted assets, liabilities, and capital and surplus, net of any valuation allowance. Certain assets designated as "nonadmitted," principally past-due agents' balances, furniture and equipment, unsecured loans or cash advances to officers or agents, company's stock as collateral for loans, non-bankable checks, and trade names and other intangible assets, and other assets not specifically identified as an "admitted asset" within the Manual are excluded from the accompanying statements of admitted assets. liabilities, and capital and surplus.


     INVESTMENTS
     Bonds qualifying for amortization are stated at amortized cost; all other bonds are at prescribed values. Short-term investments generally mature within one year and are carried at amortized cost, which approximates estimated fair value. Policy loans are stated at unpaid principal balances.

     Impairments of individual investments that are considered to be other than temporary are recognized when incurred.

     Mandatory reserves have been established for general account investments in accordance with guidelines prescribed by insurance regulatory authorities. Such reserves consist of the AVR for all invested assets and the IMR. Changes to the AVR are reported as direct additions to or deductions from surplus. Transfers to the IMR are deducted from realized capital gains and losses and are net of related federal capital gains tax; IMR amortization is included in net investment income.

     Net realized capital gains or losses are presented net of capital gains tax or benefit, respectively, and transfers to the IMR.

     INSURANCE RESERVES AND ANNUITY AND OTHER FUND RESERVES
     Liabilities for policy reserves on annuity contracts are calculated based on the Commissioner's Annuity Reserve Valuation Method (CARVM) with appropriate statutory interest and mortality assumptions. Liabilities for life policy reserves and interest sensitive life insurance contracts are based on the 1958 and 1980 Commissioner's Standard Ordinary (CSO) table with appropriate statutory interest and mortality assumptions. Reserve interest rates ranged from 5.25% to 8.25% for annuity products and from 3.5% to 5.5% for life products.

     Periodically, to reflect changes in circumstances, the Company may change the assumptions, methodologies or procedures used to calculate reserves.

     For the year ended December 31, 2001, consideration of $153,359 thousand received on deposit-type funds, which do not contain any life contingencies, was recorded directly to the related liability. During fiscal year 2000, consideration received on deposit-type funds totaling $56,675 thousand was recorded as income in the statement of operations.

     For the year ended December 31, 2001, reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of contract holders, less withdrawals that represent a return to the contract holder. During fiscal year 2000, withdrawals of $78 thousand to return funds to the contract holder were recorded as a benefit expense in the statement of operations.

     INCOME AND EXPENSES
     In general, premiums are recognized over the premium-paying period of the policies. Investment income is reported as earned. Expenses, including policy acquisition costs and federal income taxes, are charged to operations as incurred.

     SEPARATE ACCOUNT OPERATIONS
     Separate Accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate Account assets are subject to general account claims only to the extent the value of such assets exceeds the Separate Account liabilities. Investments (stated at estimated fair value) and liabilities of the Separate Accounts are reported separately as assets and liabilities. Investment income and realized and unrealized gains and losses on the investments of the Separate Accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's statements of operations and capital and surplus and cash flow.

     CODIFICATION OF STATUTORY ACCOUNTING PRINCIPLES
     In 1998, the NAIC adopted the Codification of Statutory Accounting Principles (Codification) for life insurance companies. Codification, which is intended to standardize regulatory accounting and reporting for the insurance industry, became effective January 1, 2001. This change in accounting principles would be shown as part of capital and surplus as "cumulative effect of changes in accounting principles." There was no effect to surplus as of January 1, 2001, but Codification changed how the Company accounted for certain items.

     A reconciliation of the Company's capital and surplus between NAIC SAP and practices prescribed and permitted by the Department is shown below (in thousands):

          Statutory Capital and Surplus,
          New York Basis                          $   27,871

          NAIC PRESCRIBED PRACTICES:
          Deferred Federal Income Taxes                1,670
                                                  -----------
          Statutory Capital and Surplus,
          NAIC SAP                                $   29,541
                                                  ===========

     There is no difference between net income based on NAIC SAP and practices prescribed and permitted by the Department.

     ESTIMATES
     The preparation of financial statements in conformity with accounting practices prescribed or permitted by regulatory authorities requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     RECLASSIFICATIONS
     Certain 2000 amounts have been reclassified to conform to the 2001 presentation.


NOTE 2 - INVESTMENTS

     At December 31, bonds are as follows (in thousands):

                                                      Cost or     Gross Unrealized     Estimated
                                                     Amortized  --------------------      Fair
                                                       Cost       Gain       Loss        Value
                                                     ---------  ---------  ---------   ---------
2001
Bonds:
  U.S. Treasury securities and obligations of U.S.
     government corporations and agencies            $    908   $     39   $     (2)   $    945
  Corporate                                            51,644        878       (608)     51,914
  Mortgage and asset-backed securities                 77,273      1,456       (554)     78,175
  Other                                                 2,508        255          -       2,763
                                                     ---------  ---------  ---------   ---------
Total Bonds                                          $132,333   $  2,628   $ (1,164)   $133,797
                                                     =========  =========  =========   =========

                                                      Cost or     Gross Unrealized     Estimated
                                                     Amortized  --------------------      Fair
                                                       Cost       Gain       Loss        Value
                                                     ---------  ---------  ---------   ---------
2000
Bonds:
  U.S. Treasury securities and obligations of U.S.
     government corporations and agencies            $    845   $     38   $      -    $    883
  Mortgage and asset-backed securities                 49,044        365          -      49,409
  Other                                                36,448        175       (482)     36,141
                                                     ---------  ---------  ---------   ---------
Total Bonds                                          $ 86,337   $    578   $   (482)   $ 86,433
                                                     =========  =========  =========   =========

     The amortized cost and estimated fair value of bonds, by contractual maturity, at December 31, 2001 are shown below (in thousands). Bonds not due at a single maturity date have been included in the table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

                                                       Amortized    Estimated
                                                          Cost      Fair Value

     Due in one year or less                           $  7,021     $  7,146
     Due after one year through five years               32,727       33,135
     Due after five years through ten years              10,427       10,506
     Due after ten years                                  4,885        4,835
                                                       ---------    ---------
       Subtotal                                        $ 55,060     $ 55,622
     Mortgage and asset-backed securities                77,273       78,175
                                                       ---------    ---------
       TOTAL                                           $132,333     $133,797
                                                       =========    =========

     At December 31, 2001, the Company had no bonds with estimated fair values that were below investment grade or not rated by an independent rating agency. At December 31, 2001, non-income-producing bonds were insignificant.

     Proceeds from the sales of securities during 2001 and 2000 were $40,582 thousand and $5,326 thousand, respectively. During 2001 and 2000, respectively, gross gains of $220 thousand and $0 and gross losses of $1,054 thousand and $93 thousand were realized on those sales. Realized investment gains and losses are determined by specific identification.

     Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its bond portfolio.

     LOAN-BACKED SECURITIES
     Loan-backed securities, included in bonds, are valued at amortized cost. Amortization of the discount or premium from the purchase of these securities is recognized using the level-yield method, which considers the estimated timing and amount of prepayment of the underlying mortgage loans. Prepayment assumptions for single class and multi-class mortgages-backed/asset-backed securities were obtained from broker dealer survey values or internal estimates.

     ASSETS ON DEPOSIT
     The Company had investment assets on deposit with regulatory agencies with a carrying value of $880 thousand at December 31, 2001 and 2000.

     NET INVESTMENT INCOME
     The components of net investment income for the years ended December 31 were as follows (in thousands):

                                                               2001       2000
                                                             --------   --------
          Bonds                                              $ 7,973    $ 4,179
          Short-term investments                                 745        179
          Other                                                  870        425
                                                             --------   --------
               Gross investment income                         9,588      4,783
                    Less: Investment expenses                  1,592         59
                                                             --------   --------
          Net investment income, before IMR amortization       7,996      4,724
               IMR amortization                                  (95)      (182)
                                                             --------   --------
          Net investment income                              $ 7,901    $ 4,542
                                                             ========   ========

     REALIZED CAPITAL GAINS AND LOSSES
     Realized capital gains (losses) on investments for the years ended December 31 were as follows (in thousands):

                                                                         2001     2000
                                                                        ------   ------
          Bonds                                                         $(361)   $ (78)
          Other                                                           220      (15)
                                                                        ------   ------
          Gross realized capital (losses) gains                          (141)     (93)
               Less: federal income tax (benefits) expense                  -      (33)
                                                                        ------   ------
          Net realized capital (losses) gains before transfer to IMR     (141)     (60)
               Net realized capital (losses) gains transferred to IMR     (47)     (60)
                                                                        ------   ------
          Net realized capital (losses) gains                           $ (94)   $   -
                                                                        ======   ======

     OTHER INVESTED ASSETS
     As of December 31, 2001 and 2000, respectively, the Company held $8,006 thousand or 5.7% and $21,229 thousand or 19.6% of its total invested assets in the Metropolitan Money Market Pool (the pool). The pool is a New York general partnership consisting of the Company and other wholly owned subsidiaries of Metropolitan Life. The pool was formed as a private pass-through investment vehicle to enable partners to invest, on a pooled basis, in U.S. Treasury securities and high quality corporate money market instruments. Although for economic and administrative convenience the pooled securities are held in the name of the pool, each member's investment represents that company's pro rata undivided ownership in each of the pooled securities.

NOTE 3 - RELATED PARTY INFORMATION

     The Company entered into a Service Agreement, an Investment Management Agreement and a Principal Underwriters and Selling Agreement with its affiliated companies for 2001. Metropolitan Life provides management services, employees, policy administration functions and investment advice necessary to conduct the activities of the Company. MetLife Investors Group, Inc. ("MLIG"), formerly Security First Group, Inc. and MetLife Investors Distribution Company, formerly MetLife Distributors, Inc. provide distribution services to the Company. Expenses and fees paid to affiliated companies in 2001 for the Company were $1,160 thousand.

     Prior to the Company's 2001 agreement, the Company had a contractual agreement for management, operations, and servicing agreements with its affiliated companies. The affiliated companies were Cova Life Management Company ("CLMC") which provided management services and the employees necessary to conduct the activities of the Company; Conning Asset Management and Metropolitan Life, which provided investment advice; and Cova Life Administration Service Company which provides underwriting, policy issuance, claims, and other policy administration functions. Expenses and fees paid to affiliated companies in 2000 by the Company were $566 thousand.

     Management believes intercompany expenses are calculated on a reasonable basis, however these costs may not necessarily be indicative of the costs, that would be incurred if the company operated on a standalone basis.

NOTE 4 - REINSURANCE AND OTHER INSURANCE TRANSACTIONS

     The Company participates in reinsurance in order to limit losses, minimize exposure to large risks, and to provide additional capacity for future growth. The Company continually evaluates the financial condition of its reinsurers and monitors concentration of credit risk in an effort to minimize its exposure to significant losses from reinsurer insolvencies. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements. Amounts due from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts.

     The Company entered into various reinsurance agreements with MetLife. The amount of ceded life insurance and annuity business that was issued or renewed from the Company to MetLife was approximately $134,225 thousand at December 31, 2001. Net earnings to MetLife from that business are experience refunded to the Company. In substance, the agreements represent a guarantee by MetLife of new business and renewed single premium deferred annuity business. There was no impact on the Company's surplus resulting from the reinsurance transactions with MetLife.

     The financial statements are shown net of ceded reinsurance. Reinsurance financial data for the years ended December 31, 2001 and 2000, is as follows (in thousands):

                                                       2001              2000
                                                    ----------       ----------
     Reinsurance ceded:
          Premiums                                  $  134,259       $       36
          Reduction in insurance liabilities           139,091            1,772

NOTE 5 - ANALYSIS OF ANNUITY ACTUARIAL RESERVES AND DEPOSIT LIABILITIES BY WITHDRAWAL CHARACTERISTICS

     Withdrawal characteristics of annuity reserves and deposit-type contracts and other liabilities without life or disability contingencies at December 31, 2001 are as follows:

     Subject to discretionary withdrawal (in thousands):     Amount   % of Total

     1.   with market value adjustment:                   $ 216,326     93.70%

     2.   at book value less surrender
           charge of 5% or more:                              5,323      2.31%

     3.   at market value:                                    3,164      1.37%
                                                          ----------  ----------

     4.   Total with adjustment or at market value:       $ 224,813     97.38%

     5.   at book value without adjustment
           (minimal or no charge or adjustment):                  0      0.00%

          Not subject to discretionary withdrawal:            6,055      2.62%
                                                          ----------  ----------

          Total (gross):                                  $ 230,868    100.00%

          Reinsurance ceded:                                138,482
                                                          ---------

          Total (net)*(3)-(4):                            $  92,386
                                                          ---------


     The following information is obtained from the applicable exhibit in the Company's December 31, 2001 Annual Statement and related Separate Accounts Annual Statement, both of which are filed with the Department, and is provided to reconcile annuity reserves and deposit-type contract funds and other liabilities without life or disability contingencies to amounts reported (in thousands).

     Life & Accident & Health Annual Statement:

          Exhibit 8, Section B, Total (net):                $   88,589
          Exhibit 8, Section C, Total (net):                        48
          Exhibit 8, Section G, Lines 0700005-7:                 1,228
          Exhibit 10, Column 1, Line 9:                            421
          Less Part of Exhibit 8, Section G, Lines 0799998      (1,097)
                                                            -----------
          Subtotal:                                         $   89,189

     Separate Accounts Annual Statement:

          Exhibit 6, Column 2, Line 0299999:                $    3,164
          Exhibit 7, Column 1, Line 09:                             33
          Page 3, Line 3:                                            0
                                                            -----------
          Subtotal:                                         $    3,197
                                                            -----------

          Combined Total:                                   $   92,386
                                                            ===========

NOTE 6 - FEDERAL INCOME TAXES

     The Company's federal income tax return is consolidated with the following entities MLI and MetLife Investors Insurance Company of California. The consolidating companies have executed a tax allocation agreement. Under this agreement, the federal income tax provision is computed on a separate return basis and entities included in the consolidated return pay federal income taxes on that basis or receive reimbursement to the extent that their losses and other credits result in a reduction of the current year's consolidated tax liability.

     Federal income tax expense has been calculated in accordance with the provisions of the Internal Revenue Code, as amended.

     Total federal income taxes on operations and realized capital gains of $1,240 thousand and $0 were incurred in 2001 and 2000, respectively.

     The Company has been audited by the Internal Revenue Service for the years through and including 1994. The Company is being audited for the years 1995-2000. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's financial statements.

     The Company's income tax expense differs from the amount obtained by applying the federal statutory rate of 35% to Net Gain from Operations After Dividends to Policyholders for the following reasons (in thousands):

          1.   Expected federal income tax expense (benefit)     $    983
          2.   Tax-exempt income (loss)                          $     (9)
          3.   Other                                             $    265
                                                                 ---------
          4.   Total incurred income tax expense (benefit)       $  1,240
                                                                 =========

NOTE 7 - OTHER COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business the Company is involved in various legal actions for which it establishes reserves where appropriate. In the opinion of the Company's management, based upon the advice of legal counsel, the resolution of such litigation is not expected to have a material adverse effect on the statutory statements of admitted assets, liabilities, and capital and surplus or operations. Under an indemnification agreement with Xerox Corporation, the Company is not liable for any litigation expenses arising from events occurring prior to June 1, 1995.

NOTE 8 - CAPITAL AND SURPLUS

     The Company's capital is comprised of common stock. There are 200,000 shares authorized, 200,000 shares issued and outstanding, with a par value of $10.00 per share. The Company has no preferred stock. There were no restrictions placed on the Company's surplus, including for whom the surplus is being held. The Company does not hold stock for special purposes.

     The Company had $14,370 thousand unassigned surplus in 2001. The portion of unassigned funds represented or reduced by each item below is as follows (in thousands):

          a. Non-admitted asset values                      84
          b. Asset valuation reserves                     (211)
          c. Surplus (contributed to) withdrawn
               from Separate Accounts                        2


     DIVIDEND RESTRICTIONS
     The amount of dividends that can be paid to shareholders by insurance companies domiciled in New York is subject to prior approval of the Insurance Commissioner. There have been no other restrictions placed on the unassigned surplus funds.

NOTE 9 - FAIR VALUE INFORMATION

     The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The estimated fair value information is shown below for December 31, 2001 and 2000 (in thousands):

                                                                      Carrying   Estimated
                                                                        Value    Fair Value
                                                                      ---------  ---------
          2001
          ----
          ASSETS
            Bonds                                                     $132,333   $133,797
            Cash and short-term investments                                724        724
            Other invested Assets                                        8,006      8,006
          LIABILITIES
            Investment contracts included in:
               Reserves for life and health insurance and annuities   $ 88,768   $ 64,935
               Premium deposit funds                                       421        421

                                                                      Carrying   Estimated
                                                                        Value    Fair Value
                                                                      ---------  ---------
          2000
          ----
          ASSETS
            Bonds                                                     $ 86,337   $ 86,433
            Cash and short-term investments                                407        407
            Other invested Assets                                       21,229     21,229
          LIABILITIES
            Investment contracts included in:
               Annuity contracts                                      $ 74,239   $ 72,578


     The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

     BONDS
     The fair value of bonds is based upon quotations published by applicable stock exchanges or received from other reliable sources. For securities in which the market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

     CASH AND SHORT-TERM INVESTMENTS
     The carrying values for cash and short-term investments approximated fair market values due to the short-term maturities of these instruments.

     OTHER INVESTED ASSETS
     Other invested assets consist of investment in a MetLife pooling arrangement that invests in money market funds. Statement value approximates fair value.

     INVESTMENT CONTRACTS AND DEPOSIT FUNDS
     The fair value of investment contracts and deposit funds are estimated by discounting expected future cash flows, based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued.

First MetLife Investors Insurance Company

TABLE OF CONTENTS TO SUPPLEMENTAL SCHEDULES





     DESCRIPTION                                                        PAGE

SCHEDULE 1
  Selected Statutory Basis Financial Data
     As of and for the Year Ended December 31, 2001                       1


SCHEDULE 2
  Supplemental Investment Risk Interrogatories as of December 31, 2001    3


SCHEDULE  A
  Summary of Ownership and Relationships of Significant
     Affiliated Companies as of December 31, 2001                         12


SCHEDULE B
  Acquisitions, Dispositions and Adjustments in Value,
     And Net Increases (Decreases) of Securities for the Years
     Ended December 31, 2001 and 2000                                     14


FIRST METLIFE INVESTORS INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE 1 - SELECTED STATUTORY BASIS DATA
As of December 31, 2001

Investment Income Earned

     U.S. government bonds                                              $     96,894
     Other bonds (unaffiliated)                                            7,876,010
     Common stocks (unaffiliated)                                                 48
     Short-term investments                                                  744,737
     Other invested assets                                                   850,382
     Aggregate write-ins for investment income                                19,511
                                                                        -------------
     Gross investment income                                            $  9,587,582
                                                                        =============

Other Long Term Assets - Statement Value                                $          -
                                                                        =============

Bonds and Short-Term Investments by Class and Maturity:

     Bonds by Maturity - Statement Value

     Due within one year or less                                        $ 15,007,902
     Over 1 year through 5 years                                          63,122,506
     Over 5 years through 10 years                                        18,050,995
     Over 10 years through 20 years                                        7,067,141
     Over 20 years                                                        29,084,495
                                                                        -------------
     Total by Maturity                                                  $132,333,039
                                                                        =============

Bonds by Class - Statement Value
     Class 1                                                            $100,979,548
     Class 2                                                              27,147,038
     Class 3                                                               4,206,453
     Class 4                                                                       -
     Class 5                                                                       -
     Class 6                                                                       -
                                                                        -------------

     Total by Class                                                     $132,333,039
                                                                        =============

     Total Bonds Publicly Traded                                        $129,889,183
                                                                        =============

     Total Bonds Privately Traded                                       $  2,443,856
                                                                        =============

Cash on Deposit                                                         $    724,384
                                                                        =============

Amount of Accidental Death Insurance In Force Under Ordinary Policies   $        304
                                                                        =============


                                       1




Life Insurance Policies with Disability Provisions In Force:

     Industrial                                                         $          -
                                                                        =============

     Ordinary                                                           $      1,899
                                                                        =============

     Credit Life                                                        $          -
                                                                        =============

     Group Life                                                         $          -
                                                                        =============

Supplementary Contracts In Force:

     Ordinary - Not Involving Life Contingencies
      Amount on Deposit                                                 $          -
                                                                        =============

      Income Payable                                                    $    105,147
                                                                        =============

     Ordinary - Involving Life Contingencies
      Income payable                                                    $      4,664
                                                                        =============

     Group - Not Involving Life Contingencies

      Amount on Deposit                                                 $          -
                                                                        =============

     Group - Involving Life Contingencies

      Income Payable                                                    $          -
                                                                        =============

Annuities:

     Ordinary

      Immediate - Amount of Income Payable                              $          -
                                                                        =============

      Deferred - Fully Paid Account Balance                             $227,900,040
                                                                        =============

      Deferred - Not Fully Paid Account Balance
                                                                        -------------

FIRST METLIFE INVESTORS INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE 2 - SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES As of December 31, 2001


1. State the reporting entity's total admitted assets as reported on Page 2 of this annual statement.
$ 147,025,488

                                                             Percentage of Total
               Investment Category           Amount            Admitted Assets
               -----------------------------------------------------------------
     2.01       BONDS                      $ 9,874,989               6.7%
     2.02       BONDS                      $ 4,947,305               3.4%
     2.03       BONDS                      $ 4,891,339               3.3%
     2.04       BONDS                      $ 4,682,942               3.2%
     2.05       BONDS                      $ 3,854,932               2.6%
     2.06       BONDS                      $ 3,022,137               2.1%
     2.07       BONDS                      $ 2,998,742               2.0%
     2.08       BONDS                      $ 2,976,046               2.0%
     2.09       BONDS                      $ 2,491,911               1.7%
     2.10       BONDS                      $ 2,119,184               1.4%

       Bonds           1             2           Preferred Stocks   3      4
       -----------------------------------       -------------------------------
3.01   NAIC-1    $ 100,979,548     68.7%   3.07       P/RP-1
3.02   NAIC-2    $  27,147,038     18.5%   3.08       P/RP-2
3.03   NAIC-3    $   4,206,453      2.9%   3.09       P/RP-3
3.04   NAIC-4                              3.10       P/RP-4
3.05   NAIC-5                              3.11       P/RP-5
3.06   NAIC-6                              3.12       P/RP-6


4. Assets held in foreign investments less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for interrogatories 5-10 Yes [X] No [ ]

5. Aggregate foreign investment exposure categorized by NAIC sovereign rating.

                                                       1              2
                                                  ---------------------------
5.01  Countries rated NAIC-1
5.02  Countries rated NAIC-2
5.03  Countries rated NAIC-3 or below


6. Two largest foreign investment exposures to a single county, categorized by NAIC sovereign rating:

      Countries rated NAIC-1:                          1              2
                                                  ---------------------------
6.01  Country:
6.02  Country:

      Countries rated NAIC-2:
6.03  Country:
6.04  Country:

      Countries rated NAIC-3:
6.05  Country:
6.06  Country:


                                                       1              2
                                                  ---------------------------
7. Aggregate unhedged foreign currency exposure


8. Aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating:

                                                       1              2
                                                  ---------------------------
8.01  Countries rated NAIC-1
8.02  Countries rated NAIC-2
8.03  Countries rated NAIC-3 or below


9. Two largest unhedged foreign currency exposures to a single country, categorized by NAIC sovereign rating:

      Countries rated NAIC-1:                          1              2
                                                  ---------------------------
9.01  Country
9.02  Country

      Countries rated NAIC-2:
9.03  Country
9.04  Country

      Countries rated NAIC-3 or below:
9.05  Country
9.06  Country

               1                              2                   3
          NAIC Rating
     ------------------------------------------------------------------------
10.01
10.02
10.03
10.04
10.05
10.06
10.07
10.08
10.09
10.10


11. State the amounts and percentages of the reporting entity's total admitted assets held in Canadian currency exposure, including Canadian-currency-denominated investments of (11.01)$ supporting Canadian-denominated insurance liabilities of (11.02)$

    Assets held in Canadian investments less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for interrogatory 12.
    (11.03)   Yes [X]  No [ ]

12. Aggregate Canadian investment exposure.
                                                       1              2
                                                  ---------------------------
    12.01  Canadian investments
    12.02  Unhedged Canadian currency exposure


13. State the aggregate amounts and percentages of the reporting entity's total admitted assets held in investments with contractual sales restrictions (defined as investments having restrictions (defined as investments having restrictions that prevent investments from being sold within 90 days).

    Assets held in investments with contractual sales restrictions less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for interrogatory 13. Yes [X] No [ ]


               1                              2                   3
     ------------------------------------------------------------------------
13.01 Aggregate statement value of investments with contractual sales restrictions

       Largest 3 investments with contractual sales restrictions:
13.02
13.03
13.04

14. State the aggregate amounts and percentages of admitted assets held in the largest 10 equity interests (including investments in shares of mutual funds, preferred stocks, publicly traded equity securities, and other equity securities, and excluding money market and bond mutual funds listed in the Appendix to the SVO Purposes and Procedures Manual as exempt or Class 1).

    Assets held in equity interests less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for interrogatory 14. Yes [X] No [ ]

               1                              2                   3
     Investment Category
     ------------------------------------------------------------------------
14.01
14.02
14.03
14.04
14.05
14.06
14.07
14.08
14.09
14.10


15. State the amounts and percentages of the entity's total admitted assets held in nonaffiliated, privately placed equities (included in other equity securities) and excluding securities eligible for sale under Securities Exchange Commission (SEC) Rule 144a or SEC Rule 1447 without volume restrictions.

    Assets held in nonaffiliated, privately place equities less than 2.5% or the reporting entity's total admitted assets, therefore detail not required for interrogatory 15. Yes [X] No [ ]

               1                              2                   3
     ------------------------------------------------------------------------
15.01 Aggregate statement value of investments held in nonaffiliated, privately placed equities

       Largest 3 investments held in nonaffiliated, privately
       placed equities:
15.02
15.03
15.04

16. State the aggregate amounts and percentages of the entity's total admitted assets held in general partnership interests (included in other equity securities).

    Assets held in general partnership interests less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for interrogatory 16. Yes [X] No [ ]

               1                              2                   3
     ------------------------------------------------------------------------
16.01 Aggregate statement value of investments held in general partnership interests

       Largest 3 investments held in general partnership interests:
16.02
16.03
16.04


17. With respect to mortgage loans reported in Schedule B, state the amounts and percentages of the reporting entity's total admitted assets held.

    Mortgage loans reported in Schedule B less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for interrogatories 17 and 18. Yes [X] No [ ]

    Each of the 10 largest aggregate mortgage interests. The aggregate mortgage interest represents the combined value of all mortgages secured by the same property or same group of properties:

               1                              2                   3
     Type (Residential, Commercial, Agricultural)
     ------------------------------------------------------------------------
17.01
17.02
17.03
17.04
17.05
17.06
17.07
17.08
17.09
17.10

18. Aggregate mortgage loans having the following loan-to value ratios as determined from the most current appraisal as of the annual statement date:

                         Residential          Commercial         Agricultural
     Loan-to-Value       1         2         3         4         5         6
     ---------------------------------------------------------------------------
18.01  above 95%
18.02  91% to 95%
18.03  81% to 90%
18.04  71% to 80%
18.05  below 70%

18.06  Construction loans

18.07  Mortgage loans over
       90 days past due

18.08  Mortgage loans in the
       process of foreclosure

18.09  Mortgage loans
       foreclosed

18.10  Restructured
       mortgage loans

19. State the amounts and percentages of the reporting entity's total admitted assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A, excluding property occupied by the company.

    Assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for interrogatory 19. Yes [X] No [ ]

               1                              2                   3
     ------------------------------------------------------------------------
19.01
19.02
19.03
19.04
19.05

20. State the amounts and percentages of the reporting entity's total admitted assets subject to the following types of agreements:


                              At Year-end          At end of Each Quarter
                                              1st Qtr    2nd Qtr   3rd Qtr
                              1         2         3         4         5
                         -------------------------------------------------------
20.01  Securities lending (do not include
       assets held as collateral for
       such transactions

20.02  Repurchase agreements

20.03  Reverse repurchase agreements

20.04  Dollar repurchase agreements

20.05  Dollar reverse repurchase
       agreements


21. State the amounts and percentages indicated below for warrants not attached to other financial instruments, options, caps, and floors:

                                                Owned              Written
                                             1         2         3         4
                                        ----------------------------------------
21.01  Hedging
21.02  Income generation
21.03  Other

22. State the amounts and percentages indicated below of potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for collars, swaps, and forwards:

                              At Year-end          At end of Each Quarter
                                              1st Qtr    2nd Qtr   3rd Qtr
                              1         2         3         4         5
                         -------------------------------------------------------
22.01  Hedging
22.02  Income generation
22.03  Replications
22.04  Other


23. State the amounts and percentages indicated below of potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for futures contracts:

                              At Year-end          At end of Each Quarter
                                              1st Qtr    2nd Qtr   3rd Qtr
                              1         2         3         4         5
                         -------------------------------------------------------
23.01  Hedging
23.02  Income generation
23.03  Replications
23.04  Other


24. State the amount and percentages of the 10 largest investments included in the Write-ins for Invested Assets category included on the Summary Investment Schedule.

                         1                        2         3
               --------------------------------------------------------------
24.01
24.02
24.03
24.04
24.05
24.06
24.07
24.08
24.09
24.10

                      METROPOLITAN LIFE INSURANCE COMPANY


                                   SCHEDULE A
                   SUMMARY OF OWNERSHIP AND RELATIONSHIPS OF
                        SIGNIFICANT AFFILIATED COMPANIES
                               DECEMBER 31, 2001


For purposes of this summary, significant affiliated companies include common stock investments in subsidiaries (excluding partnerships and mutual funds) of Metropolitan Life Insurance Company ("Metropolitan Life"), that were either directly owned by Metropolitan Life or had contributed capital from Metropolitan Life in excess of $50 million as of December 31, 2001. Unless noted, all subsidiaries are 100 percent owned by each parent company.

Benefit Services Corporation (1)
CRB Co., Inc. (1)
CRH Companies, Inc. (1)
G.A. Holding Corporation (1)
GenAmerica Financial Corp. (1)
   General American Life Insurance Company (2)
Hyatt Legal Plans, Inc. (1)
Jefferson Pilot Omega Seguros de Vida S.A. (1),(2)
MetLife Saengmyoung Insurance Company, Ltd. (1),(2)
L/C Development Corporation (1)
MetDent, Inc. (1)
MetLife CC Holding Company (1)
MetLife General Insurance Agency, Inc. (1)
MetLife Holdings, Inc. (1)
MetLife Holdings Luxembourg S.A. (1)
MetLife (India) Private Ltd. (1)
MetLife International Holdings, inc. (1)
   Metropolitan Life Seguros de Vida S.A. (Argentina)
MetLife Investors Group (1)
   MetLife Investors USA Insurance Company (2)
MetLife New England Holdings, Inc. (1)
   New England Life Insurance Company (2)
MetLife Securities, Inc. (1)
MetLife Security Insurance Company of Louisiana (1), (2)
MetLife Trust Company, National Association (1)
MetPark Funding, Inc. (1)
Metropolitan Life Holdings, Netherlands BV (1)
Metropolitan Life Seguros de Vida S.A. (Uruguay) (1), (2)
   Metropolitan Life Ubezpieczen na Zycie S.A. (1)

Metropolitan Marine Way Investments Limited (1)
Metropolitan Realty Management, Inc. (1)
Metropolitan Tower Life Insurance Company (1), (2)
Metropolitan Asset Management Corporation (1)
Metropolitan Property and Casualty Insurance Company (1), (2)
   Metropolitan Group Property and Casualty Insurance Company (2)
Metropolitan Tower Realty Company, Inc. (1)
New England Portfolio Advisors, Inc. (1)
Park Twenty Three Investments Company (MLI Ownership of 1%) (1)
P.T. MetLife Sejahtera (MLI Ownership of 94.3%) (1)
SSRM Holdings, Inc. (1)
   State Street Research Investment Services, Inc.
St. James Fleet Investments Two Limited (MLI Ownership of 34%) (1)
Texas Life Insurance Company (1), (2)
Tossle Company (1)
One Madison Investments (Cayco) Limited (MLI Ownership of 99%) (1)
One Madison Merchandising L.L,C. (1)
Reinsurance Group of America, Incorporated (MLI Ownership of 9.6%) Santander Met, S.A, (MLI Ownership of 50%) (1)
   Seguros Genesis, S .A. (Spain) (2)
   Genesis Seguros Generales, Sociedad Anonirna de Seguros y Reaseguros (2) Seguros Genesis, S.A. (Mexico) (MLI Ownership of 96.81%) (1),(2)
Transmountain Land & Livestock Company (1)
VirtualFinances.com, Inc. (1)
23rd Street Investments, Inc. (1)
334 Madison Avenue BTP-D Investor, LLC (1)
334 Madison Avenue BTP-E Investor, LLC (1)
334 Madison Euro Investments, Inc. (1)


       (1)     DIRECT SUBSIDIARY OF METROPOLITAN LIFE
       (2)     INSURER

FIRST METLIFE INVESTORS INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE B
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


Acquisitions, dispositions and adjustments in value, and net increases (decreases) of securities are summarized as follows:

                                                 Dispositions
                                               and Adjustments     Net Increases
                               Acquisitions        in Value         (Decreases)
                               -------------     -------------     -------------

2001
----

Bonds:
   Long-term                   $143,789,417      $(97,427,426)     $ 46,361,991


Stocks:
   Common                                30               (30)
                               -------------     -------------     -------------
      Total                    $143,789,447      $(97,427,456)     $ 46,361,991
                               =============     =============     =============



2000
----

Bonds:
   Long-term                   $ 40,215,800      $ (8,271,804)     $ 31,943,996
                               -------------     -------------     -------------
      Total                    $ 40,215,800      $ (8,271,804)     $ 31,943,996
                               =============     =============     =============

     FIRST COVA LIFE INSURANCE COMPANY
     STATUTORY FINANCIAL STATEMENTS
     DECEMBER 31, 1999, 1998, AND 1997

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
First Cova Life Insurance Company:


We have audited the accompanying statutory statements of admitted assets, liabilities, and capital stock and surplus of First Cova Life Insurance Company (the Company) as of December 31, 1999 and 1998, and the related statutory statements of operations, capital stock and surplus, and cash flow for each of the years in the three-year period ended December 31, 1999. These statutory financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statutory financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the New York State Insurance Department, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles are also described in note 2.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of First Cova Life Insurance Company as of December 31, 1999 and 1998, or the results of its operations or its cash flows for each of the years in the three-year period ended December 31, 1999.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital stock and surplus of First Cova Life Insurance Company as of December 31, 1999 and 1998, and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 1999, on the basis of accounting described in note 2.

/s/ KPMG LLP

Chicago, Illinois
March 3, 2000


FIRST COVA LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES, AND
CAPITAL STOCK AND SURPLUS
DECEMBER 31, 1999 AND 1998
(In Thousands, Except Share Data)
-------------------------------------------------------------------------------------------------

ADMITTED ASSETS                                                            1999           1998
                                                                         ---------      ---------
  Bonds                                                                  $ 54,543       $ 58,302
  Other invested asset                                                        520              -
  Cash and short-term investments                                           1,169          5,894
                                                                         ---------      ---------
           Total cash and investments                                      56,232         64,196
                                                                         ---------      ---------

  Investment income due and accrued                                           803            829
  Other assets                                                                  1              8
                                                                         ---------      ---------
            Total admitted assets excluding Separate Account assets        57,036         65,033
  Separate Account assets                                                   1,853            958
                                                                         ---------      ---------
TOTAL ADMITTED ASSETS                                                    $ 58,889       $ 65,991
                                                                         =========      =========

LIABILITIES AND CAPITAL STOCK AND SURPLUS

  Aggregate reserve for life policies and annuity contracts              $ 21,918       $ 30,366
  Supplementary contracts without life contingencies                          331            288
  Life policy and annuity contract claims                                      (1)            (1)
  Interest maintenance reserve                                              3,516          3,192
  General expenses due or accrued                                             114             64
  Transfers to Separate Accounts due or accrued                               (54)           (31)
  Taxes, licenses, and fees due or accrued
    excluding Federal income taxes                                            225            216
  Federal income taxes                                                      1,103          1,393
  Remittances and items not allocated                                          14             22
  Asset valuation reserve                                                     472            523
  Payable to parent, subsidiaries, and affiliates                              19             20
  Reinsurance payable to parent                                                 -          1,369
  Checks outstanding                                                          141            291
  Accounts payable - security purchases                                         -            480
                                                                         ---------      ---------
           Total liabilities excluding Separate Account liabilities        27,798         38,192
Separate Account liabilities                                                1,853            958
                                                                         ---------      ---------
           Total liabilities                                               29,651         39,150
                                                                         ---------      ---------


  Common capital stock, $10 par value. Authorized,
    issued, and outstanding 200,000 shares                                  2,000          2,000
  Gross paid-in and contributed surplus                                    11,501         11,501
  Unassigned surplus                                                       15,737         13,340
                                                                         ---------      ---------
           Total capital stock and surplus                                 29,238         26,841
                                                                         ---------      ---------

           Total liabilities and capital stock and surplus               $ 58,889       $ 65,991
                                                                         =========      =========

See accompanying notes to statutory financial statements.


FIRST COVA LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(In Thousands)
----------------------------------------------------------------------------------------------------------------------------

                                                                                     1999            1998            1997
                                                                                  ----------      ----------      ----------
INCOME:
  Premiums and annuity considerations                                             $       -       $(128,883)      $       -
  Deposit-type funds                                                                    977             948           6,851
  Considerations for supplementary contracts
    without life contingencies                                                          106             219              54
  Net investment income                                                               4,169          13,813          13,771
  Amortization of interest maintenance reserve                                         (228)           (347)           (244)
  Separate Account net gain from operations
    excluding unrealized gains or losses                                                  -              11               -
  Separate Account administration fee income                                             21               9               2
                                                                                  ----------      ----------      ----------

           Total income (loss)                                                        5,045        (114,230)         20,434
                                                                                  ----------      ----------      ----------

BENEFITS AND EXPENSES:
  Death benefits                                                                          -           2,471           3,294
  Annuity benefits                                                                      360             383             365
  Surrender benefits and other fund withdrawals                                       9,607          12,758           7,222
  Interest on policy or contract funds                                                    -              47              11
  Payment on supplementary contracts without
      life contingencies                                                                 78              62              24
  (Decrease) increase in aggregate reserves
      for life policies and annuity contracts                                        (8,448)       (134,624)          5,904
  Increase in reserve for supplementary
      contracts without life contingencies                                               43             168              30
  Commissions on premiums, annuity
      considerations and deposit-type funds                                              38              44             239
  Commissions and expense allowances on
       reinsurance assumed                                                                -             405             423
  General insurance expenses                                                            727             679             966
  Insurance taxes, licenses, and fees,
      excluding Federal income taxes                                                      -            (170)            142
  Net transfers to Separate Accounts                                                    665             446             388
  Other expenses                                                                          -               -               1
                                                                                  ----------      ----------      ----------

           Total benefits and expenses                                                3,070        (117,331)         19,009
                                                                                  ----------      ----------      ----------

Income from operations before Federal income taxes
  and realized capital gains                                                          1,975           3,101           1,425

Federal income tax (benefit) expense,
  excluding tax on capital gains                                                       (371)            837             145
                                                                                  ----------      ----------      ----------

           Net gain from operations before realized capital gains                     2,346           2,264           1,280

Realized capital gains (net of tax expense of $75 and $992 in 1999 and 1998, respectively, and tax benefit of $89 in 1997, and net of amounts transferred to the IMR of $95, $1,263 and $(122), in 1999, 1998, and 1997,
  respectively)                                                                           -               -               -
                                                                                  ----------      ----------      ----------

           Net income                                                                 2,346           2,264           1,280
                                                                                  ==========      ==========      ==========

See accompanying notes to statutory financial statements.


FIRST COVA LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CAPITAL STOCK AND SURPLUS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(In Thousands)
-------------------------------------------------------------------------------------------------------


                                                                    1999         1998            1997
                                                                 ---------     ---------      ---------
CAPITAL STOCK                                                    $  2,000      $  2,000       $  2,000

GROSS PAID-IN AND CONTRIBUTED SURPLUS                              11,501        11,501         11,501

UNASSIGNED SURPLUS:
  Balance - beginning of year                                      13,340        10,863          9,642
  Net income                                                        2,346         2,264          1,280
  Change in reserve on account of change in valuation basis             -          (781)             -
  Change in asset valuation reserve                                    51         1,005            (59)
  Other changes in surplus in separate accounts statement               -           (11)             -
                                                                 ---------     ---------      ---------

  Balance - end of year                                            15,737        13,340         10,863
                                                                 ---------     ---------      ---------

TOTAL CAPITAL STOCK AND SURPLUS                                  $ 29,238      $ 26,841       $ 24,364
                                                                 =========     =========      =========


See accompanying notes to statutory financial statements.


FIRST COVA LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(In Thousands)
-------------------------------------------------------------------------------------------------------------------------

                                                                                  1999            1998             1997
                                                                               ----------      ----------      ----------
CASH FROM OPERATIONS:
Premiums and annuity considerations                                            $       -       $(128,883)      $       -
Deposit-type funds                                                                   977             948           6,852
Considerations for supplementary contracts without life contingencies                106             219              54
Net investment income                                                              4,236          15,912          13,310
Separate Account administration fee income                                            21               9               2
                                                                               ----------      ----------      ----------

                                                                                   5,340        (111,795)         20,218

Death benefits                                                                         0           3,196           2,842
Surrender benefits and other fund withdrawals                                      9,607          12,758           7,222
Other benefits to policyholders, primarily annuity benefits                          438             495             399
Commissions, other expenses, and taxes paid, excluding Federal income tax            726           1,262           1,709
Net transfers to Separate Accounts                                                   688             456             409
Federal income taxes (recovered) paid, excluding tax on capital gains                (81)           (622)            544
                                                                               ----------      ----------      ----------

                                                                                  11,378          17,545          13,125
                                                                               ----------      ----------      ----------

           Net cash (used in) from operations                                     (6,038)       (129,340)          7,093

CASH FROM INVESTMENTS:
  Proceeds from investments sold, matured, or repaid:
    Bonds                                                                         21,380         118,066          40,473
    Mortgage loans                                                                     0          11,057             364
                                                                               ----------      ----------      ----------

           Total investment proceeds                                              21,380         129,123          40,837

TAXES (PAID) RECOVERED ON CAPITAL GAINS AND LOSSES                                   (54)           (721)             67

COST OF INVESTMENTS ACQUIRED:
  Bonds                                                                           17,492          14,981          44,688
  Mortgage loans                                                                       -           1,500             479
  Other invested asset                                                               520               0               0
                                                                               ----------      ----------      ----------

           Total investments acquired                                             18,012          16,481          45,167

NET (DECREASE) INCREASE IN POLICY LOANS                                                -         (20,544)          1,651
                                                                               ----------      ----------      ----------

           Net cash from (used for) investments                                    3,314         132,465          (5,914)

CASH FROM (USED IN) FINANCING AND MISCELLANEOUS SOURCES:
  Cash provided - other                                                                8             761              13
  Cash applied - other                                                            (2,009)         (1,018)         (2,155)
                                                                               ----------      ----------      ----------

           Net cash used in financing and miscellaneous sources                   (2,001)           (257)         (2,142)
                                                                               ----------      ----------      ----------

NET CHANGE IN CASH AND SHORT-TERM INVESTMENTS                                     (4,725)          2,868            (963)

CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF YEAR                               5,894           3,026           3,989
                                                                               ----------      ----------      ----------

CASH AND SHORT-TERM INVESTMENTS AT END OF YEAR                                 $   1,169       $   5,894       $   3,026
                                                                               ==========      ==========      ==========

See accompanying notes to statutory financial statements.

FIRST COVA LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.    COMPANY OWNERSHIP AND NATURE OF BUSINESS

      COMPANY OWNERSHIP

      First Cova Life Insurance Company (the Company) is a wholly owned subsidiary of Cova Financial Services Life Insurance Company (CFSLIC), which is a downstream subsidiary of General American Life Insurance Company (GALIC), a Missouri domiciled life insurance company. GALIC is wholly owned by GenAmerica Corporation, which in turn is wholly owned by the ultimate parent, General American Mutual Holding Company (GAMHC).

      On August 26, 1999, GAMHC entered into a definitive agreement, whereby Metropolitan Life Insurance Company (MetLife), a New York domiciled life insurance company, will acquire GenAmerica Corporation an all its holdings for $1.2 billion in cash. The purchase was approved by the Missouri Director of Insurance on November 10, 1999. The purchase was completed on January 6, 2000.

      NATURE OF BUSINESS

      The Company is licensed to do business in the state of New York. The Company markets and services single premium deferred annuities and variable annuities. Most of the policies issued present no significant mortality nor longevity risk to the Company, but rather represent investment deposits by the policyholders. Life insurance policies provide policy beneficiaries with mortality benefits amounting to a multiple, which declines with age, of the original premium.

      Under the deferred annuity contracts, interest rates credited to policyholder deposits are guaranteed by the Company for periods from one to seven years, but in no case may renewal rates be less than 3%. The Company may assess surrender fees against amounts withdrawn prior to scheduled rate reset and adjust account values based on current crediting rates. Policyholders may also incur certain Federal income tax penalties on withdrawals.

      Under the variable annuity contracts, policyholder deposits are allocated to various separate account sub-accounts or the general accounts. A sub-account is valued at the sum of market values of the securities in its underlying investment portfolio. The contract value allocated to a sub-account will fluctuate based on the performance of the sub-accounts. The contract value allocated to the general accounts is credited with a fixed interest rate for a specified period. The Company may assess surrender fees against amounts withdrawn prior to the end of the withdrawal charge period. Policyholders also may incur certain federal income tax penalties on withdrawals.

      Although the Company markets its products through numerous distributors, including regional brokerage firms, national brokerage firms, and banks, approximately 54% of the Company's sales were through Edward Jones and Company in both 1999 and 1998, and approximately 58% of the Company's sales were through Dreyfus Service Organization in 1997.

2.    BASIS OF PRESENTATION

      The accompanying statutory financial statements have been prepared in conformity with accounting practices prescribed or permitted by the New York State Insurance Department, which is a comprehensive basis of accounting other than generally accepted accounting principles. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. All material transactions recorded by the Company during 1999, 1998, and 1997 are in conformity with prescribed practices.

      Generally accepted accounting principles (GAAP) differ in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory accounting principles).

      The major differences arise principally from the immediate expense recognition of policy acquisition costs and intangible assets for statutory reporting, determination of policy reserves based on different discount rates and methods, the non-recognition of financial reinsurance for GAAP reporting, the establishment of an Asset Valuation Reserve as a contingent liability based on the credit quality of the Company's investment securities on a statutory basis, and the establishment of an Interest Maintenance Reserve on a statutory basis as an unearned liability to defer the realized gains and losses of fixed income investments presumably resulting from changes to interest rates and amortize them into income over the remaining life of the investment sold. In addition, adjustments to record the carrying values of debt securities and certain equity securities at market are applied only under GAAP reporting.

      Another difference arises from Federal income taxes being charged to operations based on income that is currently taxable. Deferred income taxes are not provided for the tax effect of temporary differences between book and tax basis of assets and liabilities on a statutory basis.

      Purchase accounting creates another difference as it requires the restatement of GAAP assets and liabilities to their estimated fair values and shareholder's equity to the net purchase price. Statutory accounting does not recognize the purchase method of accounting.

      The following schedules set forth the adjustments to statutory net income and capital stock and surplus necessary to present them in accordance with generally accepted accounting principles:


                                                         1999          1998          1997
                                                       --------      --------      --------
                                                                 (IN THOUSANDS)
Net income (loss):
As reported under statutory accounting practices       $ 2,346       $ 2,264       $ 1,280
Deferred acquisition costs                                  61            51           477
Change in reserve for policies and contracts              (168)       (5,499)          344
Interest maintenance reserve                               323         1,609           122
Deferred income taxes                                     (923)        3,003          (827)
Amortization of intangible assets and liabilities         (338)       (4,370)         (216)
Loss on securities due to reinsurance recaptured             -        (1,986)            -
Premiums recaptured                                          -         2,164             -
Other, net                                                 (25)          (17)          421
                                                       --------      --------      --------

       As reported under generally accepted
            accounting principles                      $ 1,276       $(2,781)      $ 1,601
                                                       ========      ========      ========

                                                             1999            1998          1997
                                                           ---------      ---------     ---------
                                                                 (IN THOUSANDS)
Capital stock and surplus:
As reported under statutory accounting practices           $ 29,238       $ 26,841      $ 24,364
Deferred acquisition costs                                      637            576           525
Reserves for policies and contracts                             110            301         5,173
Asset valuation reserve                                         472            523         1,528
Interest maintenance reserve                                  3,516          3,192         1,583
Unrealized (depreciation) appreciation of investments        (2,654)           897         2,964
Deferred income taxes                                         2,010          2,191        (1,163)
Present value of future profits                               1,705            491         3,350
Goodwill                                                      1,886          2,009         2,131
                                                           ---------      ---------     ---------

       As reported under generally accepted
            accounting principles                          $ 36,920       $ 37,021      $ 40,455
                                                           =========      =========     =========

      In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles (the Codification). The Codification will constitute the only source of "prescribed" statutory accounting practices. Accordingly, once implemented, the definitions of what comprises prescribed versus permitted statutory accounting practices may result in changes to the accounting policies that insurance enterprises use to prepare their statutory financial statements. The implementation date for the Company's state of domicile is January 1, 2001. The Company is currently evaluating the impact of the Codification on its statutory financial statements.

      In preparing the statutory financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Investment valuation is most affected by the use of estimates and assumptions.

      The fair value of the Company's investments is subject to the risk that interest rates will change and cause a temporary increase or decrease in the liquidation value of debt securities. To the extent that fluctuations in interest rates cause the cash flow of assets and liabilities to change, the Company might have to liquidate assets prior to their maturity and recognize a gain or a loss. Interest rate exposure for the investment portfolio is managed through asset/liability management techniques which attempt to control the risks presented by differences in the probable cash flows and reinvestment of assets with the timing of crediting rate changes in the Company's policies and contracts. Changes in the estimated prepayments of mortgage-backed securities also may cause retrospective changes in the amortization period of such securities and the related recognition of income.

3.    BASIS OF VALUATION AND INCOME RECOGNITION OF INVESTED ASSETS

      Asset values are generally stated as follows:

      o     Investments are valued as prescribed by the NAIC.

      o Bonds not backed by other loans are valued at amortized cost using the interest method.

      o Mortgage-backed bonds, included in bonds, are valued at amortized cost. Amortization of the discount or premium from the purchase of these securities is recognized using a level-yield method which considers the estimated timing and amount of prepayments of the underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. When such differences occur, the net investment in the mortgage-backed bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond with a corresponding charge or credit to interest income (the retrospective method).

      Other invested asset consists of investment in Farmers Insurance Exchange surplus note. The surplus note carries an interest rate of 8.5% and matures in August 1, 2004.

      Investment income is recorded when earned. Realized capital gains and losses on the sales of investments are determined on the basis of specific costs of investments and are credited or charged to income net of federal income taxes.

4.    REVENUE AND EXPENSE RECOGNITION

      Premiums, annuity considerations and deposit-type funds are credited to revenue when collected. Expenses, including acquisition costs related to acquiring new business, are charged to operations as incurred.

5.    ASSET VALUATION RESERVE AND INTEREST MAINTENANCE RESERVE

      Life insurance companies are required to establish an Asset Valuation Reserve (AVR) and an Interest Maintenance Reserve (IMR). The AVR provides for a standardized statutory investment valuation reserve for bonds, preferred stocks, short-term investments, mortgage loans, common stocks, real estate, and other invested assets. The IMR is designed to defer net realized capital gains and losses presumably resulting from changes in the level of interest rates in the market and to amortize them into income over the remaining life of the bond or mortgage loan sold. The IMR represents the unamortized portion not yet taken into income

6.    FEDERAL INCOME TAXES

      Federal income taxes are charged to operations based on income that is currently taxable. No charge to operations is made nor liability established for the tax effect of timing differences between financial reporting and taxable income.

      For 1999, the Company will file a consolidated Federal income tax return with its parent company, CFSLIC. The method of allocation between the companies is both subject to written agreement and approval by the Board of Directors. Allocation is to be based upon separate return calculations, adjusted for any tax deferred intercompany transactions, with current credit for net losses to the extent recoverable in the consolidated return. Intercompany tax balances are to be settled no later than 30 days after related returns are filed.

      Amounts payable or recoverable related to periods before June 1, 1995 are subject to an indemnification agreement with Xerox Corporation which has the effect that the Company is not at risk for any income taxes or entitled to recoveries related to those periods.

      The actual Federal income tax expense differed from the expected tax expense computed by applying the U.S. Federal statutory rate to the 1999, 1998, and 1997 net gain from operations before Federal income taxes as follows:

                                             1999                     1998                     1997
                                   ----------------------   -----------------------  -----------------------
                                                                 (In Thousands)
Computed expected tax expense      $   692         35.0%     $ 1,085         35.0%     $   499         35.0%
Tax basis reserve adjustment            44          2.2           41          1.3           13          0.9
IMR amortization                        80          4.0          121          3.9           85          6.0
Proxy tax on insurance
  acquisition costs                      -          0.0            3          0.1           33          2.3
Adjustment for prior years            (821)       (41.6)          48          1.5         (127)        (8.9)
Intangible amortization               (376)       (19.0)        (376)       (12.1)        (376)       (26.4)
Other                                   10          0.6          (85)        (2.7)          18          1.3
                                   --------     --------     --------     --------     --------     --------

Total tax (benefit) expense        $  (371)       (18.8)%    $   837         27.0%     $   145         10.2%
                                   ========     ========     ========     ========     ========     ========

      The Budget Reconciliation Act of 1990 requires life insurers to capitalize and amortize a "proxy" amount of policy acquisition costs beginning in 1990. This proxy amount is based on a percentage of the life insurance company's premium income and not on actual policy acquisition costs.

7.    TRANSACTIONS WITH AFFILIATES

      The Company had entered into a service agreement and an investment accounting service agreement with its parent, CFSLIC. The Company has also entered into an investment services agreement with Conning Asset Management Company, a Missouri corporation and an affiliate of the Company, pursuant to which the Company receives investment advice. Under the terms of the agreements, the companies (Service Providers) perform various services for the Company which include investment, underwriting, claims, and certain administrative functions. The Service Providers are reimbursed for their services. Expenses and fees paid to affiliated companies during 1999, 1998, and 1997 were $361,042 and $386,821, and
      $339,670, respectively.

8.    CAPITAL STOCK AND SURPLUS RESTRICTIONS

      The amount of dividends which can be paid by State of New York insurance companies to shareholders is subject to prior approval of the Insurance Commissioner. There have been no other restrictions placed on the unassigned surplus funds.

9.    FAIR VALUE OF FINANCIAL INSTRUMENTS

      Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (SFAS 107), extends fair value disclosure practices with regard to financial instruments, both assets and liabilities, for which it is practical to estimate fair value. In cases where quoted market prices are not readily available, fair values are based on estimates that use present value or other valuation techniques.

      These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions or market conditions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

            CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND ACCRUED INVESTMENT INCOME

            The carrying value amounts reported in the balance sheets for these instruments approximate their fair values.

            BONDS

            Fair value of bonds are based on quoted market prices, where applicable. For bonds not actively traded, fair value estimates are obtained from independent pricing services. In some cases, such as private placements, certain mortgage-backed securities, and mortgage loans, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments (see note 3 for fair value disclosures).

            OTHER INVESTED ASSET

            Other invested asset consists of investment in Farmers Insurance Exchange surplus note, at 8.5% and matures at August 1, 2004. The amortized cost and estimated fair value of the surplus note is approximately $520,000.

            INVESTMENT CONTRACTS

            The Company's policy contracts require beneficiaries commence receipt of payments by the later of age 85 or 10 years after purchase, and may permit earlier surrenders, generally subject to fees and adjustments. Fair values for the Company's liabilities under investment type contracts are estimated as the amount payable on demand. As of December 31, 1999 and 1998, the cash surrender value of policyholder deposits was approximately $883,000 and $1,118,000 less than their stated carrying value. Of the contracts permitting surrender, substantially all provide the option to surrender without fee or adjustment during the 30 days following reset of guaranteed crediting rates. The Company has not determined a practical method to determine the present value of this option.

10.    LIFE AND ANNUITY ACTUARIAL RESERVES

      There are no deferred fractional premiums on any policies sold or currently in force. There are no premiums beyond the date of death. There are no required reserves for the waiver of deferred fractionals or refund of premiums beyond the date of death.

      Substandard policies are valued using a modification of the standard valuation tables based on the substandard rating. The modification is a 25% additional mortality increase of the standard table for each table rating.

      As of December 31, 1999, the Company had no insurance in force for which the gross premiums were less than the net premiums according to the standard valuation set by the State of New York.

      The tabular interest has been determined from the basic data for the calculation of policy reserves.

      Tabular interest for funds not involving life contingencies for each valuation rate and contractual guaranteed rate was determined as the statutory amount required to support the required statutory reserve based on the Commissioner's annuity reserve valuation method. Generally it is 1/100 of the product of such valuation rate of interest times the mean funds at the beginning and end of the valuation period or issue date of the policy, if less.

      The life and annuity actuarial reserves as provided in the accompanying statutory financial statements segregated by type and valuation characteristics for 1999 and 1998 are given below.

                            1999             1998
                        --------------   -------------          Valuation                  Withdrawal
         Type              Reserve         Reserve             basic/rate                Characteristic
         ----           --------------   -------------   ------------------------   -------------------------
                                 (IN THOUSANDS)

Structured settlements  $       1,124    $      1,090    1983 IAM 8.25%             No withdrawal permitted
SPDA - 1 year                  11,192          11,585    CARVM 5.25% - 6.25%        Fixed surrender charge
SPDA - 5 year                       -          11,867    CARVM 5.75% - 6.25%        Withdrawal limited to
                                                                                       10% per year
SPDA - 5 year                   4,889             314    CARVM 5.25% - 6.25%        Market value adjustment
SPDA - 6 year                      43              42    CARVM 5.75%                Market value adjustment
SPDA - 7 year                   5,564           6,249    CARVM 5.25% - 5.75%        Market value adjustment
Variable annuity-fixed            229             310    5.25% - 7.00%              Fixed surrender charge
Ordinary life                     130             123    1958 CSO 3.5% NL           Fixed surrender charge
Ordinary life                     271              39    1980 CSO CRVM              Fixed surrender charge
Ordinary life                      43             249    1980 CSO 4.5% NO           Fixed surrender charge
Ordinary life                       1               2    Group conversion           Fixed surrender charge
                                                            excess mortaliy
Ordinary life                       3               3    Guaranteed insurability    Fixed surrender charge
Miscellaneous                      19              16              ---                        ---
Reinsurance ceded              (1,590)         (1,523)             ---                        ---
                        --------------   -------------

                        $      21,918    $     30,366
                        ==============   =============

11.    INVESTMENTS

      The cost or amortized cost and estimated fair value of bonds at December 31, 1999 and 1998 is as follows:

                                                                 1999
                                    -------------------------------------------------------------
                                     COST OR       GROSS         GROSS      ESTIMATED
                                    AMORTIZED    UNREALIZED   UNREALIZED      FAIR       CARRYING
                                      COST         GAINS        LOSSES       VALUE         VALUE
                                     --------     --------     --------     --------     --------
                                                             (IN THOUSANDS)
Bonds:
   Governments                       $ 1,446      $     -      $    41      $ 1,405      $ 1,446
   Public utilities                    3,814            -          121        3,693        3,814
   Industrial and miscellaneous       49,283           31          988       48,326       49,283
                                     --------     --------     --------     --------     --------

Total bonds                          $54,543      $    31      $ 1,150      $53,424      $54,543
                                     ========     ========     ========     ========     ========

                                    -------------------------------------------------------------
                                     COST OR       GROSS        GROSS       ESTIMATED
                                    AMORTIZED    UNREALIZED   UNREALIZED      FAIR       CARRYING
                                      COST         GAINS        LOSSES        VALUE       VALUE
                                     --------     --------     --------     --------     --------
                                                            (IN THOUSANDS)
Bonds:
   Governments                       $ 1,288      $    45          $ -      $ 1,333      $ 1,288
   Public utilities                    1,800           45            -        1,845        1,800
   Industrial and miscellaneous       55,214        1,039          114       56,139       55,214
                                     --------     --------     --------     --------     --------

Total bonds                          $58,302      $ 1,129      $   114      $59,317      $58,302
                                     ========     ========     ========     ========     ========

      The amortized cost and estimated fair value of bonds at December 31, 1999, by contractual maturity, are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they may require monthly principal installments and mortgagees may prepay principal.

                                                                   ESTIMATED
                                                 CARRYING            FAIR
                                                   VALUE            VALUE
                                               --------------   --------------
                                                       (IN THOUSANDS)

Due in one year or less                        $       3,490    $       3,489
Due after one year through five years                 21,583           21,305
Due after five years through ten years                15,474           14,635
Due after ten years                                    7,120            7,120
Mortgage-backed securities                             6,876            6,875
                                               --------------   --------------

Total                                          $      54,543    $      53,424
                                               ==============   ==============

      Approximately 45.9% of the Company's bonds are of highest quality, 48.1% are of high quality, and 6.0% are of medium quality based on NAIC rating methodology. No provision was made for possible decline in the fair value of individual bonds, other than the establishment of AVR, as of December 31 1999 or 1998, as the Company intends to hold the investments until such time as no significant loss would result.

      The components of net investment income were as follows:

                                               1999         1998         1997
                                             --------     --------     --------
                                                       (IN THOUSANDS)

Income on bonds                              $ 4,061       11,211       11,354
Income on mortgage loans                           -          855          786
Income on short-term investments                 144          242          197
Income on cash on deposit                          -            6            7
Income on policy loans                             -        1,588        1,531
Income on other invested assets                   18            -            -
                                             --------     --------     --------

Total investment income                        4,223       13,902       13,875
Investment expenses                              (54)         (89)        (104)
                                             --------     --------     --------

Net investment income                        $ 4,169       13,813       13,771
                                             ========     ========     ========

Realized capital gains/(losses):
   Mortgages                                 $     -          661            0
   Bonds                                         170        1,594         (211)
   Short-term investments                          -            -            -
                                             --------     --------     --------

Net realized gains/(losses) on investments   $   170        2,255         (211)
                                             ========     ========     ========

      Proceeds from sales, redemptions, and paydowns of investments in bonds during 1999 were $21,379,855. Gross gains of $224,080 and gross losses of $56,712 were realized on those sales.

      Proceeds from sales, redemptions, and paydowns of investments in bonds during 1998 were $118,066,396. Gross gains of $2,641,028 and gross losses of $1,046,860 were realized on those sales.

      Proceeds from sales, redemptions, and paydowns of investments in bonds during 1997 were $40,473,142. Gross gains of $213,835 and gross losses of $424,506 were realized on those sales.

      Bonds with a carrying value of approximately $866,583 at December 31, 1999 were deposited with governmental authorities as required by law.

      The Company held the following individual securities which exceeded 10% of capital stock and surplus as of December 31, 1999 and 1998:

                                                             AMORTIZED
Long-term debt securities                                      COST
-------------------------                                  --------------
                                                           (IN THOUSANDS)

1999:
   Community First Bankshares                                $    4,000
   Time Warner                                                    3,145
   Develop Div Rlty                                               3,005
   ERAC USA Finance                                               2,998
   Salomon Inc.                                                   2,947
                                                             -----------

1998:
   Community First Bankshares                                $    4,000
   FNMA Remic Tr 1992 Ser 124-PH                                  3,433
   Countryside Mtg. 1993-12 A4                                    3,211
   Time Warner                                                    3,200
   Develop Div Rlty                                               3,019
   ERAC USA Finance                                               2,998
   RJR Nabisco Inc.                                               2,947
   Salomon Inc.                                                   2,934
                                                             -----------

12.   NON-ADMITTED ASSETS

      Assets must be included in the statements of assets and liabilities at admitted asset value, and non-admitted assets, principally agents' balances greater than 90 days past due, must be excluded through a charge against unassigned surplus.

13.   REINSURANCE

      In 1993, the Company entered into a reinsurance treaty with its parent, CFSLIC. The underlying block of business assumed was single premium whole life policies. On December 31, 1998, the reinsurance contract was terminated and CFSLIC recaptured all of the single premium whole life policies previously assumed by the Company.

      The Company ceded reserves of $1,687,957 and $1,634,569 at December 31, 1999 and 1998, respectively, to Nationwide Life Insurance Company. Reinsurance does not discharge the Company from its primary liability to policyholders.

14.   RISK-BASED CAPITAL

      The NAIC has developed certain risk-based capital (RBC) requirements for life insurers. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 1999, the Company's total adjusted capital and authorized control level RBC were $29,710,733 and $903,209, respectively. At this level of adjusted capital, no action is required.

15.   GUARANTY FUND ASSESSMENTS

      The Company participates, along with all life insurance companies licensed in New York, in an association formed to guarantee benefits to policyholders of insolvent life insurance companies. Under the state law, the Company is contingently liable for its share of claims covered by the guaranty association for insolvencies incurred through 1999 but for which assessments have not yet been determined.

      The Company has not established an estimated liability for unassessed guarantee fund claims incurred prior to December 31, 1999 as management believes that such assessments are not material to the financial statements.

16.   COMMITMENTS AND CONTINGENCIES

      In the ordinary course of business the Company is involved in various legal actions for which it establishes reserves where appropriate. In the opinion of the Company's management, based upon the advice of legal counsel, the resolution of such litigation is not expected to have a material adverse effect on the statutory financial statements.

17.   OTHER

      Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation.


                                      -17-
                                      11

                                     PART C
                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

a.   Financial Statements

          The following financial statements of the Separate Account are included in Part B hereof:

          1.   Reports of Independent Auditors.

          2.   Statement of Assets and Liabilities of December 31, 2001.

          3.   Statement of Operations for the year ended December 31, 2001.

          4. Statements of Changes in Net Assets for the years ended December 31, 2001 and 2000.

          5.   Notes to Financial Statements - December 31, 2001 and 2000.

          The following financial statements of the Company are included in Part B hereof:

          1.   Independent Auditors Report.

          2.   Balance Sheets as of December 31, 2001 and 2000.

          3. Statements of Income for the years ended December 31, 2001 and 2000.

          4. Statement of Stockholders Equity for the years ended December 31, 2001 and 2000.

          5. Statement of Cash Flows for the years ended December 31, 2001 and 2000.

          6.   Notes to Financial Statements.

          7.   Independent Auditors Report.

          8. Statutory Statements of Admitted Assets, Liabilities, and Capital Stock and Surplus as of December 31, 2001 and 2000.

          9. Statutory Statements of Operations and Capital and Surplus for the years ended December 31, 2001 and 2000.

          10. Statutory Statements of Cash Flow for the Years ended December 31, 2001 and 2000.

          11. Notes to Statutory Financial Statements - December 31, 2001 and 2000.

          12.  Independent Auditors' Report.

          13. Statutory Statements of Admitted Assets, Liabilities, and Capital Stock and Surplus as of December 31, 1999 and 1998.

          14. Statutory Statements of Operations for the years ended December 31, 1999, 1998, and 1997.

          15. Statutory Statements of Capital Stock and Surplus for the years ended December 31, 1999, 1998, and 1997.

          16. Statutory Statements of Cash Flow for the Years ended December 31, 1999, 1998, and 1997.

          17. Notes to Statutory Financial Statements - December 31, 1999, 1998, and 1997.


b.   Exhibits

     1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account.*

     2.   Not Applicable.

     3.   Principal Underwriter's Agreement.+

     4.   (i)      Individual Flexible Purchase Payment Deferred Variable
                   Annuity Contract.**

          (ii)     Fixed Account Rider.**

          (iii)    Enhanced Dollar Cost Averaging Rider.**

          (iv)     Three Month Market Entry Rider.**

          (v)      Death Benefit Rider - (Annual Step-Up).**

          (vi) Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider.**

          (vii)    Waiver of Withdrawal Charge for Terminal Illness Rider.**

          (viii)   Individual Retirement Annuity Endorsement.**

          (ix)     Roth Individual Retirement Annuity Endorsement.**

          (x)      401 Plan Endorsement.**

          (xi)     Tax Sheltered Annuity Endorsement.**

          (xii)    Unisex Annuity Rates Rider.**

          (xiii)   Simple Individual Retirement Annuity Endorsement.**

     5.   Variable Annuity Application

     6.   (i)      Copy of Articles of Incorporation of the Company.*

          (ii)     Copy of Amended and Restated Bylaws of the Company.

     7.   Not Applicable.

     8.   (i)      Participation Agreement among Met Investors Series Trust,
                   Met Investors Advisory Corp., MetLife Investors Distribution
                   Company and First MetLife Investors Insurance Company

          (ii) Participation Agreement among New England Zenith Fund, MetLife Advisers, LLC, New England Securities Corporation and First MetLife Investors Insurance Company

     9.   Opinion and Consent of Richard C. Pearson, Esq.

     10.  (i)      Consents of Deloitte & Touche LLP.

          (ii)     Consent of KPMG LLP.

          (iii)    Consent of Sutherland Asbill & Brennan LLP.

     11.  Not Applicable.

     12.  Not Applicable.

     13.  Calculation of Performance Information.

     14.  Company Organizational Chart.**

          * incorporated by reference to Registrant's Post-Effective Amendment No. 4 (File Nos. 033-74174 and 811-08306) as electronically filed on December 30, 1999.

          **   incorporated by reference to Registrant's Form 4
               (File Nos. 333-96785 and 811-8306) as electronically filed on July 19, 2002.

          + incorporated by reference to Registrant's Post-Effective Amendment No. 7 to Form N-4 (File Nos. 033-74174) as electronically filed on May 1, 2001.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:

Name and Principal                          Positions and Offices
 Business Address                           with Depositor
----------------------                      ----------------------

Michael K. Farrell                          Chairman of the Board, President,
22 Corporate Plaza Drive                    Chief Executive Officer and Director
Newport Beach, CA  92660

Norse N. Blazzard                           Director
4401 West Tradewinds Avenue
Suite 207
Lauderdale by the Sea, FL  33308

James P. Bossert                            Executive Vice President, Chief
22 Corporate Plaza Drive                    Financial Officer and Director
Newport Beach, CA  92660

Elizabeth M. Forget                         Director
One Madison Avenue
New York, NY  10010

Francis A. Goodhue, III                     Director
Morgan Guaranty
345 Park Avenue
New York, NY  10017

Richard A. Hemmings                         Director
Lord, Bissell & Brook
115 S. LaSalle Street
Chicago, IL  60603

Kenneth Jaffe                               Director
22 Corporate Plaza Drive
Newport Beach, CA  92660

Brian A. Kroll                              Director
22 Corporate Plaza Drive
Newport Beach, CA  92660

Hugh C. McHaffie                            Director
501 Boylston Street
Boston, MA  02116

Thomas A. Price                             Director
Bank of New York
1 Wall Street
New York, NY  10286

Richard C. Pearson                          Senior Vice President, General
22 Corporate Plaza Drive                    Counsel, Secretary and Director
Newport Beach, CA  92660

Cheryl J. Finney                            Senior Vice President, Associate
22 Corporate Plaza Drive                    General Counsel, Chief Compliance
Newport Beach, CA  92660                    Counsel, Assistant Secretary and
                                            Director

Debora L. Buffington                        Vice President
22 Corporate Plaza Drive
Newport Beach, CA  92660

Louis M. Weisz                              Vice President, Appointed Actuary
501 Boylston Street
Boston, MA  02116

Anthony J. Williamson                       Treasurer
One Madison Avenue
New York, NY  10001

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

A company organizational chart was filed as Exhibit 14 in Form N-4 Registration Statement (File No. 333-96785) and is incorporated herein by reference.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of September 15, 2002, there were 0 qualified contract owners and 0 non-qualified contract owners.

ITEM 28. INDEMNIFICATION

The Bylaws of the Company (Article VII, Section VII.1) provide that:

The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.

A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in the first two paragraphs of this Article VII, shall be entitled to indemnification as authorized in such paragraphs. Except as provided in the preceding sentence and unless ordered by a court, any indemnification under such paragraphs shall be made by the Corporation, only if authorized in the specific case:

(1) By the Board of Directors acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director, officer or employee has met the standard of conduct set forth in the first two paragraphs of this Article VII, as the case may be or

(2) If such a quorum is not obtainable with due diligence or, even if obtainable, a quorum of disinterested directors so directs,

         (a) By the Board of Directors upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in the first two paragraphs of this Article VII has been met by such director, officer or employee, or

         (b) By the shareholders upon a finding that the director, officer or employee has met the applicable standard of conduct set forth in such paragraphs.

Expenses, including attorneys' fees, incurred in defending a civil or criminal action or a proceeding may be paid by the Corporation in advance of the final disposition of such action or proceeding, if authorized in accordance with the preceding paragraph, subject to repayment to the Corporation in case the person receiving such advancement is ultimately found, under the procedure set forth in this Article VII, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the Corporation exceed the indemnification to which he or she is entitled.

Nothing herein shall affect the right of any person to be awarded indemnification or, during the pendency of litigation, an allowance of expenses, including attorneys' fees, by a court in accordance with the law.

If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the Corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

The Corporation shall have the power, in furtherance of the provisions of this
Article VII, to apply for, purchase and maintain insurance of the type and in such amounts as is or may hereafter be permitted by Section 726 of the Business Corporation Law.

No payment of indemnification, advancement or allowance under Sections 721 to 726, inclusive, of the Business Corporation Law shall be made unless a notice has been filed with the Superintendent of Insurance of the State of New York, not less than thirty days prior to such payment, specifying the persons to be paid, the amounts to be paid, the manner in which such payment is authorized and the nature and status, at the time of such notice, of the litigation or threatened litigation.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):

          Met Investors Series Trust
          MetLife Investors USA Separate Account A
          MetLife Investors Variable Annuity Account One
          MetLife Investors Variable Annuity Account Five
          MetLife Investors Variable Life Account One
          MetLife Investors Variable Life Account Five

     (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for each officer and director of MetLife Investors Distribution Company is 22 Corporate Plaza Drive, Newport Beach, CA 92660.

NAME AND PRINCIPAL                          POSITIONS AND OFFICES
 BUSINESS ADDRESS                             WITH UNDERWRITER
 ----------------                             ----------------

Richard C. Pearson                      President and Director
22 Corporate Plaza Drive
Newport Beach, CA 92660

Charles M. Deuth                        Executive Vice President and Director
22 Corporate Plaza Drive
Newport Beach, CA 92660

Elizabeth M. Forget                     Executive Vice President and Director
One Madison Avenue
New York, NY  10010

Stephen E. Hinkhouse                    Executive Vice President and Director
22 Corporate Plaza Drive
Newport Beach, CA 92660

Kenneth Jaffe                           Executive Vice President and Director
22 Corporate Plaza Drive
Newport Beach, CA  92660

Edward Wilson                           Executive Vice President and Director
22 Corporate Plaza Drive
Newport Beach, CA 92660

Cheryl J. Finney                        Senior Vice President, Associate General
22 Corporate Plaza Drive                Counsel, Secretary and Director
Newport Beach, CA 92660

James P. Bossert                        Director
22 Corporate Plaza Drive
Newport Beach, CA 92660

Brian A. Kroll                          Director
22 Corporate Plaza Drive
Newport Beach, CA 92660

Michael K. Farrell                      Director
22 Corporate Plaza Drive
Newport Beach, CA 92660

Paul Hipworth                           Executive Vice President, Chief
22 Corporate Plaza Drive                Financial Officer
Newport Beach, CA 92660

Paul A. LaPiana                         Executive Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Leslie Sutherland                       Executive Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Brian J. Finneran                       Senior Vice President
One Madison Avenue
New York, NY 10010

Diana Keary                             Senior Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Debora L. Buffington                    Vice President, Director of Compliance
22 Corporate Plaza Drive
Newport Beach, CA 92660

James R. Fitzpatrick                    Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Paul M. Kos                             Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

William H. Palmer                       Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Deron J. Richens                        Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Paul A. Smith                           Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Cathy Sturdivant                        Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Paulina Vakouros                        Vice President
22 Corporate Plaza Drive
Newport Beach, CA 92660

Anthony J. Williamson                   Treasurer
One Madison Avenue
New York, NY 10010

     (c)  Not Applicable.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

MetLife Annuity Operations, 4700 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266 maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. First MetLife Investors Insurance Company (Company) hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                 REPRESENTATIONS

The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, First MetLife Investors Variable Annuity Account One, has duly caused this Pre-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf, in the City and State of New York on this 10th day of October, 2002.

                                   FIRST METLIFE INVESTORS VARIABLE ANNUITY
                                   ACCOUNT ONE
                                   (Registrant)

                                   By: FIRST METLIFE INVESTORS INSURANCE COMPANY

                                   By:   /s/ Michael K. Farrell
                                       -----------------------------------------
                                         Michael K. Farrell
                                         President and Chief Executive Officer

                                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                                   (Depositor)

                                   By:   /s/ Michael K. Farrell
                                       -----------------------------------------
                                         Michael K. Farrell
                                         President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Michael K. Farrell               Chief Executive Officer, President and Director           October 10, 2002
-----------------------------
Michael K. Farrell

/s/ James P. Bossert                 Executive Vice President, Chief Financial Officer         October 10, 2002
-----------------------------        (Principal Accounting Officer) and Director
James P. Bossert

/s/ Norse N. Blazzard*               Director                                                  October 10, 2002
-----------------------------
Norse N. Blazzard

/s/ Cheryl J. Finney                 Director                                                  October 10, 2002
-----------------------------
Cheryl J. Finney

/s/ Elizabeth M. Forget*             Director                                                  October 10, 2002
-----------------------------
Elizabeth M. Forget

/s/ Francis A. Goodhue*              Director                                                  October 10, 2002
-----------------------------
Francis A. Goodhue, III

/s/ Richard A. Hemmings*             Director                                                  October 10, 2002
-----------------------------
Richard A. Hemmings

/s/ Kenneth Jaffe*                   Director                                                  October 10, 2002
-----------------------------
Kenneth Jaffe

/s/ Brian A. Kroll*                  Director                                                  October 10, 2002
-----------------------------
Brian A. Kroll

/s/ Hugh C. McHaffie*                Director                                                  October 10, 2002
-----------------------------
Hugh C. McHaffie

/s/ Richard C. Pearson               Director                                                  October 10, 2002
-----------------------------
Richard C. Pearson

/s/ Thomas A Price*                  Director                                                  October 10, 2002
-----------------------------
Thomas A. Price

                            *By:           /s/ RICHARD C. PEARSON
                                 -----------------------------------------------
                                           Richard C. Pearson, Attorney-in-Fact

                            LIMITED POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, a Director of First MetLife Investors Insurance Company, a corporation duly organized under the laws of the State of New York, do hereby appoint Richard C. Pearson or Cheryl J. Finney, as my attorney and agent, for me, and in my name as a Director of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand this 12th day of July, 2002.

                                             /s/ Michael Farrell
                                             -----------------------------------
                                                       [Name]

                            LIMITED POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, a Director of First MetLife Investors Insurance Company, a corporation duly organized under the laws of the State of New York, do hereby appoint Richard C. Pearson or Cheryl J. Finney, as my attorney and agent, for me, and in my name as a Director of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand this 16th day of July, 2002.

                                             /s/ James Bossert
                                             -----------------------------------
                                                        [Name]

                            LIMITED POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, a Director of First MetLife Investors Insurance Company, a corporation duly organized under the laws of the State of New York, do hereby appoint Michael K. Farrell, Richard
C. Pearson or Brian A. Kroll, as my attorney and agent, for me, and in my name as a Director of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand this 15th day of July, 2002.

                                             /s/ Cheryl J. Finney
                                             -----------------------------------
                                                       [Name]

                           LIMITED POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, a Director of First MetLife Investors Insurance Company, a corporation duly organized under the laws of the State of New York, do hereby appoint Michael K. Farrell, Richard
C. Pearson or Cheryl J. Finney, as my attorney and agent, for me, and in my name as a Director of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand this 6th day of August, 2002.

                                             /s/ Hugh C. McHaffie
                                             -----------------------------------
                                                       [Name]

                                INDEX TO EXHIBITS

EX-99 B. 5.       Variable Annuity Application

EX-99 B. 6.(ii)   Amended and Restated By-Laws of the Company

EX-99 B. 8.(i)    Participation Agreement among Met Investors Series Trust,
                  Met Investors Advisory Corp., MetLife Investors Distribution
                  Company and First MetLife Investors Insurance Company

           (ii) Participation Agreement among New England Zenith Fund, MetLife Advisers, LLC, New England Securities Corporation and First MetLife Investors Insurance Company

EX-99 B. 9.       Opinion and Consent of Counsel

EX-99 B. 10.      Consents of Independent Auditors

EX-99 B. 13.      First MetLife Investors Variable Annuity Account One (FMLI)
                  Performance Return Data